InterOil

www.interoil.com

INTEROIL ANNUAL REPORT 2008



InterOil

ANNUAL REPORT 08

CONTENTS

Letter from the Chairman 2
Upstream 5
Midstream 9
Downstream 13
Environment & Community Relations 15
Management Discussion & Analysis 17
Financials 38
- Glossary of Terms 85
- Corporate Directory 87

InterOil is committed to developing an integrated energy company in Australasia, focusing on niche market opportunities which provide financial rewards for InterOil shareholders, while being environmentally responsible, providing a quality working environment, and contributing value to the communities in which InterOil operates

For definition of terms used throughout the Annual Report please refer to the Glossary of Terms at the back of this report.
All monetary numbers in this report are expressed in United States dollars unless otherwise specified.



IOC LISTED NYSE
InterOil
IOC LISTED NYSE
InterOil
MARCH
31
TUESDAY
IOC LISTED NYSE



LETTER FROM THE CHAIRMAN

The 2008 year was an extraordinary period of accomplishment for InterOil despite the difficulties presented by the global economic malaise. Exploratory and appraisal drilling success in the Elk/Antelope field with the discovery of a gas bearing reefal formation dramatically enhanced the value of our upstream assets. Financial leverage was reduced from a debt-capitalization ratio of 67% at the end of 2007 to 36% at year-end 2008. Even after funding our share of the Liquid Niugini Gas project and the substantial fourth quarter inventory revaluation caused by the rapid decline of world oil prices, EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) for the 2008 year totalled $22.5 million, an improvement over EBITDA of $5.3 million in 2007, and the best result the Company has achieved to date.

These results would not have been possible without the unrelenting dedication of our team of committed staff and senior management; I thank you all at this time. We are of course working for the benefit of our shareholders and our partners in Papua New Guinea, for whose support we continue to be grateful.

Since late 2006, InterOil has drilled three gas or gas and condensate wells in Papua New Guinea and, in so doing, established our wells as the first, second and third highest flow rates for onshore gas wells in that country. Indeed, the Antelope-1 well proved to be a new world record for gas flow onshore in a vertical well.

We believe our exploration success represents a significant achievement for a company of our size, particularly given the short time frame it has been accomplished in, with only one drilling rig. Our exploration success also confirms the professionalism of our exploration team and the highly prospective hydrocarbon province in which our exploration licenses are held. At the date of writing, our exploration holding comprises over 4.0 million onshore acres of which we are the operator and an additional 0.6 million non-operated offshore acres. The majority of our license area was secured at a time when Papua New Guinea was under-explored and over looked by majors. Based on results attained to date, we remain confident that the likelihood of further successful exploration efforts for new gas and gas condensate, and for the potential discovery of oil in commercial quantities, have increased.

During 2008, some of the highlights of our exploration activities included:

- We drilled two highly successful discovery wells, Elk-4 and Antelope-1, both of which confirmed new PNG discoveries, encountered gas and gas liquids and which exhibit the potential to underpin an LNG processing facility in Papua New Guinea.

- In September 2008, the Elk-4 well established a record gas flow rate of 105 million standard cubic feet (mmscf) per day which was then the highest known flow rate for a gas well in Papua. This flow rate has been significantly superceded by the results obtained from the Antelope-1 well.

- During 2008, InterOil entered into an agreement with Petromin PNG Holdings Limited, a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea, for Petromin to take a direct interest in the Elk/Antelope field. Petromin contributed an initial deposit and will fund 20.5% of the costs of developing the field.



- The Antelope-1 well flowed at 382 million cubic feet of natural gas per day (MMcfd) with 5,000 barrels of condensate per day (BCPD) for a total 68,700 barrels of oil equivalent per day (BOEPD), setting a new record rate for the country of Papua New Guinea. The flow test recorded a maximum calculated rate at 545 MMcfd for a dry gas reading through a 6 inch capacity choke that was only opened to 3 ½ inches or about 30% of capacity. Conservatively adjusting the dry gas flow rate of 545 MMcfd to compensate for 13 Bbls of condensate per MMcf results in the 382 MMcf effective gas flow rate reported.

As far as we are aware, the world record breaking gas flow rate from an onshore vertical well confirms other records recently established by the well, such as the largest vertical hydrocarbon column height in a single onshore carbonate reef structure and the largest calculated absolute open flow (CAOF) at 17.7 Billion cubic feet of natural gas per day. The well results establish Papua New Guinea as a world class gas resource base in close proximity to the largest and most well developed LNG market in the world.

InterOil believes the Antelope-1 well demonstrates gas potential which is expected to be sufficient to underpin a liquefied natural gas (LNG) plant on company land next to the InterOil refinery. Projected flow rates from the Antelope-1 well and previous wells in the Elk/Antelope structure have shown the potential for over 120% of the required gas flow, estimated at 500 MMcfd, for the first proposed LNG train.

For the year ended December 31, 2008 we reported the following certified contingent resource estimates of the Elk/Antelope structure:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Assignment Reports	Location of Reserves Country or Foreign Geographic Area	* Gross Lease Contingent Resources MMBOE		
			Low	Best	High
GLJ Petroleum Consultants	March 20, 2009	Papua, New Guenia	423.4	631.0	876.2

*Net to InterOil will equate to 55.67% of the gross lease contingent resources stated above on an assumption that all IPWI Investors and the PNG Government elect to fully participate after a Production Development License has been granted.

This is a very positive development.

In the midstream-liquefaction segment of our business in early 2009, InterOil LNG Holdings and Pacific LNG Operations Ltd acquired Merrill Lynch's interests in the joint venture company formed to develop the proposed LNG project. This is a positive outcome for InterOil as it as allows us to bring in a future partner to participate directly in the entire value chain, from the well-head to long term LNG off-take agreements.

In the midstream-refining segment, the high volatility of crude prices in 2008 meant that we faced significant timing and margin risk on our crude cargoes during the year. We entered into a number of short-term and long-term hedges which helped us to mitigate this to a significant degree.

We continued to work closely with our principal bankers with whom we enjoy a long-standing relationship and who provide a working capital facility, mainly for the procurement of crude oil supply to the refinery. In 2008, due to the significant increase in the traded price of crude feedstock we required and were successful in obtaining additional funding at competitive rates for increased working capital requirements.

We were also successful in securing a domestic (Papua New Guinea) 150.0 million Kina (approximately $57.5 million) combined revolving working capital facility from two of Papua New Guinea's leading financial institutions, Bank of South Pacific Limited and Westpac Bank PNG Limited, for our wholesale and retail petroleum products distribution business.

In the first quarter of 2009, we listed on the main board of the New York Stock Exchange after de-listing from the NYSE Amex (formerly American) and Toronto stock exchanges. We are confident that our transition to the NYSE, one of the World's premier exchanges, will provide shareholders with increased liquidity, and strengthen InterOil's profile in financial markets.

Our recent discoveries, the development of our business segments on all fronts, the improvement in our balance sheet, and building on relationships developed with strategic partners over many years, are continuing to create significant value for our shareholders. We will continue to look towards developing relationships with potential strategic investors as well as farm-in partners in order to accelerate our exploration and appraisal program on selective prospects within our extensive acreage holdings and to underpin the construction and development of an LNG facility in Papua New Guinea.

Last year I expressed confidence that 2008 would be one of the most exciting periods in our company's history. I am happy that has been the case. Looking forward to the balance of 2009, I am confident in predicting that this year will also be an exciting and positive year and will see InterOil continue on its path towards becoming a major integrated energy company based in Papua New Guinea.



Phil E Mulacek

Chairman and Chief Executive Officer


UP
STREAM

Upstream - Exploration and production

Exploration and Production explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing significant discoveries.





InterOil Structures
Gas Field
Oil Field
Lead
Prospect
PPL237
PPL238
PPL236
PPL244
Proposed LNG Pipeline
Hiritano Hwy
Australia
Port Moresby
(InterOil Refinery)
kilometres
miles
N

Map shows license holdings as at March 31, 2009

Description of Properties

As at December 31, 2008 we had interests in four PPLs in Papua New Guinea covering approximately 8.7 million gross acres, of which approximately 8.0 million net acres were operated by InterOil. PPLs 236, 237 and 238 are located in the Eastern Papuan Basin northwest of Port Moresby. All of our licenses are located onshore in Papua New Guinea, except for PPL 244 which is offshore Papua New Guinea in the Gulf of Papua.

The following table summarizes our interests held in acreage held by InterOil as at December 31, 2008:

License	Location	Operator	InterOil Working Interest	Acreage Gross	Acreage Net
PPL 236	Onshore	InterOil	100.00%	2,244,449	2,244,449
PPL 237	Onshore	InterOil	100.00%	1,618,534	1,618,534
PPL 238	Onshore	InterOil	100.00%	4,168,651	4,168,651
PPL 244	Offshore	Talisman	15.00%	675,400	101,310
Total				**8,707,034**	**8,132,944**

Operated License Commitments, Terms, Expiry and Re-Application

The primary six year terms of our operated exploration licenses expired in March 2009. Under the relevant legislation in Papua New Guinea, a licensee is permitted to apply for a second exploration term for a further five year period, but is required to relinquish 50% of the acreage granted under the primary term. Subsequent to year end, in March, 2009, all three licenses were renewed in respect of what we considered the most prospective 50% of the license acreage. With the Elk/Antelope discoveries lying primarily within PPL 238, our expenditures on that license exceeded the license commitment under the primary term. On each of the other two licenses, PPL 236 and 237, we were granted a deferred commitment into the second term. As a result of the relinquishments made upon the renewals, our operated exploration licenses now cover an area totaling 4,015,817 acres, including 105,445 acres in the Elk/Antelope field.

With the approval of our extension applications subsequent to year end, the exploration acreage for the three renewed PPLs has been reduced as follows:

License	Initial Acreage	Second Term Acreage (50%)
PPL 236	2,244,449	1,122,224
PPL 237	1,618,534	809,267
PPL 238	4,168,651	2,084,326
Total	**8,031,634**	**4,015,817**

The PPL license renewals also require that we make further commitments on spending within those license areas during the license term. Set out below are the applicable commitments based on the approved renewals in March 2009:

License	License Issued for second term in	Second Term	Commitment Years 1- 2 (US $ Millions)	Commitment Years 3-5 (US $ Millions)	Total License Commitment (US $ Millions)	License Expiry
PPL 236	March 2009	5 years	$5.0	$10.0	$15.0	March 2014
PPL 237	March 2009	5 years	$14.0	$34.0	$48.0	March 2014
PPL 238	March 2009	5 years	$2.0	$30.0	$32.0	March 2014
Totals			**$21.0**	**$74.0**	**$95.0**	

Petroleum License Details

Net Working Interests on PPL236, PPL237 & PPL238 (the Operated Exploration Licenses)

The operated exploration licenses are located onshore in the eastern Papuan Basin, northwest of Port Moresby and are 100% owned by InterOil, subject to investor elections to earn a working interest in any discoveries under our various indirect participation interest agreements. The State also has the right to acquire a 22.5% interest in any PDL, by contributing its share of exploration and development costs. The table below sets forth the potential dilution of existing working interests in a discovery in the event that the State exercises its right to acquire its allocated interest in a discovery.

Participant	Working interests *	With State participation
InterOil Corporation	71.825%	55.67%
IPWI Investors	21.425%	16.60%
PNGDV	6.75%	5.23%
State	0.00%	22.50%
Total	**100.00%**	**100.00%**

* These interests assume all existing partners as at December 31, 2008 elect to participate.

Our current exploration efforts are focused on the Operated Exploration Licenses, with the vast majority of our exploration expenditure relating to PPLs 238 and 237, where the Elk/Antelope field is located.

On October 30, 2008, Petromin, a government entity mandated to invest in resource projects on behalf of the State, entered into an agreement to take a 20.5% direct interest in the Elk/Antelope field. If certain conditions in the agreement are met, Petromin has agreed to fund 20.5% of the costs of developing the Elk/Antelope field. The State's right to invest arises upon issuance of the PDL, which has not yet occurred. The agreement contains certain provisions applicable in the event that the PDL is not issued within a certain timeframe, or if the State does not designate Petromin to hold its interest at that time. In the event the PDL is not granted for the Elk/Antelope field, Petromin will be issued InterOil common shares. We expect the PDL to be granted in due course and that no shares will be issued to Petromin.

Petroleum Prospecting License 236

We have a 100% working interest in PPL 236, subject to elections made by holders of indirect participation interests described below. We are the operator of the license. During 2006, we conducted an extensive review of available data in this license in preparation for submission of a work program to further our exploration of the license in 2007. This license covers an area that includes our refinery and it has limited road access. We believe that the proximity of this license area to Port Moresby would reduce the costs of developing any future oil or gas discoveries. We conducted a ground geological survey over this license area in the fourth quarter of 2008.


PPL236
Hiritano Hwy
Proposed
LNG Pipeline

Petroleum Prospecting License 237

We have a 100% working interest in PPL 237, subject to elections made by holders of indirect participation interests described below. We are the operator of the license. In 2006, we carried out an airborne gravity/magnetic survey consisting of 2,471 miles over the western and southern parts of this license. In 2007, 28 miles (44 kilometres) of the 144 mile (230 kilometres) Elk appraisal 2D seismic program were acquired over PPL 237. Our current geological interpretation indicates that a portion of the Elk/Antelope field lies on PPL 237, and the Antelope-2 well location, currently under construction is located in this license area. This well would satisfy our obligation to drill a well on PPL 237 in the first year of the second term of the PPL 237 license.


PPL237
Proposed
LNG Pipeline

Petroleum Prospecting License 238

We have a 100% working interest in PPL 238, subject to elections made by holders of indirect participation

interests described below. We are the operator of the license. We have drilled a total of seven wells on this license of which Elk 1, Elk 4A and Antelope-1 have been gas/condensate discovery wells. On March 2, 2009 a short term surface flow test of Antelope-1 was conducted resulting in an estimated 382 mmscfpd of gas and associated condensate of approximately 5,000 bblpd. This well encountered a dolomitized reef and penetrated approximately 2,000 feet of reservoir with matrix porosity averaging around 8%. On November 28, 2008, we applied for a Declaration of Location over our discovery block and an additional 8 blocks in the license that comprised the Elk/Antelope field and a development corridor. The declaration of location is a necessary pre-condition to the application for a PRL or a PDL and was granted in March 2009.



N
0 25 50
kilometres
0 12.5 25
miles
PPL238
Legend
Elk/Antelope gas/ condensate field
Proposed LNG Pipeline

Petroleum Prospecting License 244

We have a 15% working interest in PPL 244. Talisman Oil Limited is the operator of this license. This license was granted on February 25, 2005 for a six year term ending February 25, 2011. This license is located offshore in the Gulf of Papua and the operator is applying for State approval for a deferral of the 2009 well commitment.

Petroleum Development License ("PDL")

In order to progress the development and commercialization of the Elk/Antelope discoveries, we are required to apply for one or more PDLs, which will consist of the acreage surrounding the field and also acreage on which to locate facilities and pipeline rights of way. We expect to submit an application covering five graticular blocks in PPL238 identified on government maps as blocks 2606, 2678, 2679, 2751 and 2823.

The State's Department of Petroleum and Energy ("DPE") will review any PDL application and an initial development plan and consider awarding a PDL. Should the PDL be issued, the acreage is held, subject to periodic review. It is at this stage that the State interest would be novated on the Papua New Guinea Petroleum register as a partner on the license, if the State opts to take up such interest.

Indirect Participation Agreements

On December 31, 2008, two groups of investors held the right to participate in up to a 28.175% working interest in the Elk/Antelope field, by paying their share of all testing, completion, appraisal well and subsequent field infrastructure costs under certain participation agreements. Our current interest in the Elk/Antelope field is therefore 71.825%.

In May 2003, we entered into an indirect participation agreement with PNGDV. In May 2006, we entered into a further agreement to amend the terms of the original PNGDV indirect participation agreement under which PNGDV converted its interest into 575,575 InterOil common shares while retaining a 6.75% interest in the next four wells (the first of which was Elk-1) to be drilled by us. PNGDV also retained the right to participate for up to an interest of 5.75% in the 16 wells that follow the next four wells by contributing their share of well costs.

In February 2005, we entered into an IPI agreement with institutional accredited investors (IPI holders) pursuant to which the investors paid us an aggregate of $125 million and we agreed to drill eight exploration wells in Papua New Guinea on PPLs 236, 237 and 238.

In addition to the above, PNG Energy Investors ("PNGEI"), an indirect participation interest investor who converted all of its then existing interest into common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in 16 wells commencing from exploration wells numbered 9 to 24. As at the end of December 31, 2008 we have drilled less than 9 exploration wells. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.

For further details on these Indirect Participation Agreements, refer to the "Material Contracts" section in our AIF for the year ended December 31, 2009.

If a PDL is granted, investors in our indirect participation interest programs have the right to become working interest owners in the PDL. In order to maintain their right to earn revenues from the field, the investors are required to continue to fund their share of ongoing appraisal drilling and all subsequent capital expenditures which may be required to bring the field into production.



MIDSTREAM





Midstream - Refining

Refining produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for spot export.

Our refinery is located across the harbor from Port Moresby, the capital city of Papua New Guinea. Our refinery is currently the sole refiner of hydrocarbons located in Papua New Guinea. Under our 30 year agreement with the State which expires in 2035, the State has undertaken to ensure that domestic distributors purchase their refined petroleum product needs from the refinery, or any refinery which is constructed in Papua New Guinea, at an IPP. (See under the heading "Marketing" below for a further discussion of IPP). Our refinery's production capacity is more than sufficient to meet all of the domestic demand for the refined products we produce in Papua New Guinea. However, during 2008, not all domestic demand was sourced from our refinery, as some competing product was imported and sold in Papua New Guinea in contravention of our rights under our agreement with the State. Jet fuel, diesel and gasoline are the primary products that we produce for the domestic market. The refining process also results in the production of naphtha and low sulfur waxy residue. To the extent that we do not convert naphtha to gasoline, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstock. Low sulfur waxy residue can be and is being sold as fuel and is valued by more complex refineries as cracker feedstock.

Facilities and Major Subcontractors

Our refinery includes a jetty with two berths for loading and off-loading ships and a road tanker loading system. Our larger berth has deep water access of 56 feet (17 metres) and has been designed to accommodate 12,000 to 130,000 dwt crude and product tankers. Our smaller berth can accommodate ships with a capacity of up to 22,000 dwt. Our tank farm has the ability to store approximately 750,000 barrels of crude feedstock and approximately 1.1 million barrels of refined products. We have a reverse osmosis desalination unit that produces all of the water used by our refinery, power generation facilities that meet all of our electricity needs, and other site infrastructure and support facilities, including a laboratory, a waste water treatment plant, staff accommodation and a fire station.

Our refinery's on-site laboratory is staffed and operated by an independent company, SGS Australia Pty Limited, which is an ISO 9000 quality management system accredited company. The laboratory received Australian National Association of Testing Authorities ("NATA") accreditation in 2006. All crude imports and finished products are tested and certified on-site to contractual specifications. SGS also provides independent certification of quantities loaded and discharged at the refinery.

Crude Supply and Throughput

In December 2001, we entered into an agreement with BP Singapore Pte Limited for the supply of crude feedstock to our refinery. This agreement continues until June 2009. BP is the largest marketer of crude oil in the Asia Pacific region. This contract provides a reliable source of supply and provides access to the majority of the regional crudes suitable for our refinery. Our supply agreement with BP provides BP with financial incentives to secure the most economically attractive crude feedstock for our refinery. We are currently reviewing these arrangements and other options for sources of supply after expiration of this contract. We do not expect that the expiration of this contract will adversely affect our ability to obtain crude feedstock for the refinery.

Marketing

Papua New Guinea is our principal market for the products our refinery produces, other than naphtha and low sulfur waxy residue. Under our 30 year agreement with the State, the State has agreed to ensure that all domestic distributors purchase their refined petroleum product needs from our refinery, (and from any refinery which may be constructed in Papua New Guinea), at an Import Parity Price or IPP. In general, the IPP is the price that would be paid in Papua New Guinea for a refined product that is being imported. For each refined product produced and sold locally in Papua New Guinea, the IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes. The basis of calculating IPP was revised in November 2007 on an interim basis which more closely mirrored changes in the costs of crude feedstock than the previous pricing formula. The interim IPP formula was modified by changing the benchmark price for each refined product from 'Singapore Posted Prices', which is no longer being updated, to "Mean of Platts Singapore" ('MOPS') which is the interim benchmark price for refined products in the Asia Pacific region. Minor adjustments to this interim formula were made in June 2008 based on ongoing discussions with the government with a view to finalizing a permanent replacement to the IPP formula.

The major export product from our refinery is naphtha, which was sold to Shell International Eastern Trading Company on a term basis pursuant to a contract that expired in September 2008. A new 12 month term contract was signed with Sojitz Corporation for sales of export Naphtha from October 1, 2008 to September 30, 2009. During 2008, there were six export cargoes of naphtha averaging approximately 172,000 metric tons each. The production of naphtha at the refinery is variable and depends on

the composition of the crude feedstock used, the relative economics for gasoline and naphtha, and our ability to convert naphtha to gasoline. We did not export any gasoline or middle distillates in 2007 or 2008 due to the tightened product quality specifications in the Australian market. However, we are pursuing export opportunities in other Pacific Island markets where our products meet existing quality specifications.

Our refinery is fully certified to manufacture and market Jet A-1 fuel to international specifications and markets this product to both domestic Papua New Guinea and overseas airlines. Until the conversion of the main process furnaces and commissioning of the Hyundai generators which burn low sulfur waxy residue, we were a net consumer of LPG. With the installation of the low sulfur waxy residue firing generators, heaters and boilers, improved facilities for recovering LPG from the reformer off-gas and increased percentages of sweet crudes containing LPG, we are now a net producer of LPG.

Competition

Due to their favorable properties, light sweet crudes from the Southeast Asian and Northwestern Australian region are highly sought after by refiners for use as feedstock. Therefore, there is significant competition to secure cargoes of these crude types. Due to the limited supply of light sweet crudes and the resources of most of our competitors, we are not always able to secure the specific crudes we desire for our refinery and are required to obtain alternate crudes that are available.

We own the only refinery in Papua New Guinea. As a result, we are currently the only beneficiary of the IPP structure and the associated requirement for domestic refined product needs to be procured from domestic refineries as described under the heading "Marketing" above. We do not envision any new entrants into the refining business within Papua New Guinea under the current market conditions. However, domestic distributors did not source all of their requirements from the refinery during 2008 and a volume of competing finished product is currently being imported, contrary to our rights under our Project Agreement with the State. Excess jet fuel, diesel, gasoline, naphtha and low sulfur waxy residue that are exported are sold subject to prevailing commodity market conditions. Our geographical position and limited storage capacity limits our ability to compete with the regional refining center in Singapore to secure sales of large cargo sizes. However, these same factors may also provide competitive advantages if we expand our exports of refined products to the small and fragmented South Pacific markets.

Customers

Domestically in Papua New Guinea we sell Jet A-1 fuel, diesel, gasoline and small parcels of gases and low sulfur waxy residue to all domestic distributors. Our main domestic customer is InterOil Products Limited, however we also distribute fuel products to Niugini Oil Company (NOC) and Exxon Mobil, with gases sold to Origin PNG.

Our major exports are naphtha and low sulfur waxy residue. Previously we sold all naphtha exports under a term contract which expired in September 2008 to Shell. Since September 2008, all sales of naphtha have been under our 12 month term contract with Sojitz Corporation. Sales of export low sulfur waxy residue were also under a term contract with Shell International Eastern Trading Company which expired in December 2008. We have not renewed the term contracts for sales of low sulfur waxy residue and are selling in the spot market.

Trading and Risk Management

Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstock are volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to customers.

Generally, we are required to purchase crude feedstock two months in advance, whereas the supply or export of finished products takes place after the crude feedstock is discharged and processed. This timing difference impacts upon the cost of our crude feedstock and the revenue from the proceeds of the sale of products, due to the fluctuation in prices during the time period. Therefore, we use various derivative instruments to reduce or hedge the risks of changes in the relative prices of our crude feedstock and refined products. These derivatives, which we use to manage our price risk, effectively enable us to manage the refinery margin. However, this means that if the difference between our sales price of the refined products and our acquisition price of crude feedstock expands or increases, then the benefits are limited to the margin range we have established. We refer to this risk as timing and margin risk.

The derivative instrument which we generally use is the over-the-counter swap. Swap transactions are executed between the counterparties in the derivatives swaps market. It is commonplace among major refiners and trading companies in Asia Pacific to use derivative swaps as a tool to hedge their price exposures and margins. Due to the wide usage of such derivative tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for our hedging and risk management activities. The derivative swaps instrument covers commodities or products such as jet, kerosene, diesel, naphtha, and also crudes such as Tapis and Dubai.

Using these tools, we actively engage in hedging activities to manage margins. Occasionally, there is insufficient liquidity



in the crude swaps market, and we then use other derivative instruments such as Brent futures on the International Petroleum Exchange to hedge our crude costs.

The high volatility of crude prices in 2008 meant that we faced significant timing and margin risk on our crude cargos during the year. During May 2008 we entered into short and long term hedges which helped us to manage significant portion of this timing and margin risk. Our hedges netted us $27.8 million profit during the year with a further $18.0 million of unrealized hedging gains carried forward in our balance sheet for unsettled hedge accounted transactions as at year end. Subsequent to year end, in January 2009, these unrealized hedges were terminated and the mark-to-market gains will be realized during 2009 as the underlying transactions occur.

Midstream - Liquefaction

Liquefaction comprises developing an onshore LNG processing facility in Papua New Guinea (the LNG Project).

During 2006, InterOil proposed a project for the potential construction of an LNG plant that would be built adjacent to our refinery. The project targets a facility that would produce up to nine million tons per annum of LNG and condensates. The infrastructure currently being contemplated includes condensate storage and handling, a gas pipeline from the Elk/Antelope field as well as other potential suppliers of gas, and LNG storage and handling. The LNG facility is being designed to interface with our existing refining facilities.

On July 30, 2007, a shareholders' agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc. ("Joint Venture Company"). The signing of this shareholders' agreement meant that PNG LNG Inc. was no longer a subsidiary of InterOil Corporation and became a jointly controlled entity between the other parties to the shareholders' agreement. This shareholders agreement established the Joint Venture Company as the basis for participation in and furtherance of the LNG Project between the parties and the joint venture company as the vehicle for this. As part of the shareholders' agreement, five 'A' Class shares were issued with full voting rights with each share controlling one board position. Two 'A' Class shares are owned by InterOil, two were owned by Merrill Lynch Commodities (Europe) Limited, and one is owned by Pacific LNG Operations Ltd. All key operational matters require either a unanimous or supermajority Board resolution. We were also provided with 'B' Class shares in the Joint Venture Company with a fair value of $100.0 million in recognition of our contribution to the LNG Project. Our contribution to the Joint Venture Company included, among other things, infrastructure developed by us near the proposed LNG plant site at Napa Napa, our stakeholder relations within Papua New Guinea, our negotiation of natural gas supply agreements with landowners and our contribution to project development. Under the shareholders' agreement, we are not required to contribute towards cash calls from the Joint Venture Company until a total of $200.0 million has been contributed by the other joint venture partners to equalize their shareholding in the Joint Venture Company with that of InterOil. As of December 31, 2008, InterOil held 82.15% of the B class or economic shareholding in the Joint Venture Company.

A total of $40.0 million has been provided to fund cash costs incurred through Front End Engineering and Design ("FEED") phase until the Final Investment Decision ("FID") milestone is achieved. The shareholders' agreement provides that the FID recommendation is to be approved when all of the joint venture partners agree that each and all of the following steps have been completed.

(i) conclusion of FEED for certain (phase 1) facilities;
(ii) execution of the major project contracts;
(iii) approval of the construction plan and budget;
(iv) approval of the financing plan; and
(v) receipt of each material governmental approval required for the project.

Progress has been made on a number of the key components necessary to develop the proposed LNG project. During 2008, we continued our negotiations with the State for a definitive project agreement providing certain authorizations for the project and establishing the fiscal regime applicable to it. If and when State approval is given, completion of an LNG facility will require substantial amounts of financing and construction will take a number of years to complete. No assurances can be given that we will be able to successfully finance or construct such a facility, or as to the timing of such construction. In addition, no assurance can be given that we will have access to sufficient gas reserves, whether from the Elk/Antelope location or otherwise, to support or justify an LNG facility.

In 2008, certain disputes arose among Merrill Lynch and the other partners to the LNG Project, including InterOil.

On February 27, 2009, a settlement agreement was entered into whereby InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd acquired of Merrill Lynch's interests in the Joint Venture Company in equal shares. InterOil issued 652,931 common shares valued at $11.25 million for its share of the consideration paid to Merrill Lynch in relation to the settlement. InterOil's consideration is subject to a post closing balancing payment. As a result of this transaction, Merrill Lynch has not retained any ownership in LNG Project or in the Joint Venture Company.


DOWN
STREAM



Downstream - Wholesale and Retail Distribution

Our Downstream segment distributes refined products domestically in Papua New Guinea on a wholesale and retail basis.

We have the largest wholesale and retail petroleum product retail distribution base in Papua New Guinea. This business includes bulk storage, transportation distribution, wholesale and retail facilities for refined petroleum products. Our downstream business supplies petroleum products nationally in Papua New Guinea through a portfolio of retail service stations and commercial customers. As of December 31, 2008, we believe we supplied approximately 77% of Papua New Guinea's total refined petroleum product needs.

Supply of Products

Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline, kerosene and fuel oil as well as Shell and BP branded commercial and industrial lubricants, such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refinery. We import the commercial and industrial lubricants and fuel oil, which constitute a small percentage of our sales.

We deliver refined products from our refinery to two tankers. These tankers deliver the refined products to distribution terminals and depots, including those owned by us. We do not own these tankers but rather lease them on a full time charter basis. We are responsible for the scheduling of all the deliveries made by these tankers to the petroleum industry participants and customers in Papua New Guinea. Our inland depots are supplied by road tankers which are owned and operated by third party independent transport operators. Our terminal and depot network distributes refined petroleum products to retail service stations and commercial customers. We supply retail service stations and commercial customers with petroleum products using trucks or, in the case of some commercial customers, coastal ships. We do not own any of these shipping or trucking distribution assets. We pass transportation costs through to our customers.

Retail Distribution

As of December 31, 2008, we provided petroleum products to 51 retail service stations operating under the InterOil brand name. Of the 51 service stations that we supply, 19 are either owned by or head leased to us with a sublease to company-approved operators. The remaining 32 service stations are independently owned and operated. We supply products to each of these service stations pursuant to distribution supply agreements. Under the cover of an equipment loan agreement, we also provide fuel pumps and related infrastructure to the operators of the majority of these retail service stations that are not owned or leased by us.

Wholesale Distribution

We also supply petroleum products as a wholesaler to commercial clients. We operate 12 aviation refueling stations throughout Papua New Guinea. In 2007, we acquired three additional aviation fuelling depots, making us the largest aviation supplier in PNG outside the main center, Port Moresby. We own and operate six large terminals and eleven depots that we use to supply product throughout Papua New Guinea. We enter into commercial supply agreements with mining, agricultural, fishing, logging and similar commercial clients whereby we supply their petroleum product needs. Pursuant to many of these agreements, we supply and maintain company-owned above-ground storage tanks and pumps that are used by these customers. More than two-thirds of the volume of petroleum products that we sold during 2008 was supplied to commercial customers. Although the volume of sales to commercial customers is far larger than through our retail distribution network, these sales have a lower margin.

Competition

Our main competitor in the wholesale and retail distribution business in Papua New Guinea is ExxonMobil. We also compete with smaller local distributors of petroleum products. We have been able to obtain refined products for our distribution business at competitive prices to date. We also believe that our commitment to the distribution business in Papua New Guinea at a time when major-integrated oil and gas companies have exited the Papua New Guinea fuel distribution market provides us with a competitive advantage. However, major-integrated oil and gas companies such as ExxonMobil have greater resources than we do and could if they decided to do so, expand much more rapidly in this market than we can.

Customers

We sell approximately 20% of our refined petroleum products to Ok Tedi Mining Limited ("OTML") in Papua New Guinea pursuant to wholesale distribution contracts. We do not anticipate that the loss of other wholesale distribution contracts would have a material impact on this business segment. However, due to the amount of petroleum products provided to OTML, the loss of this customer, at least in the short term, would adversely affect the profitability of our retail and wholesale distribution business segment and of the refinery. At present, no contract is in place with OTML with the previous contract having expired in December 2008. Agreement has been reached in principle for a twelve month extension to the previous supply arrangements. We are also exploring our assuming management of all OTML's fuel needs.


ENVIRONMENT &
COMMUNITY RELATIONS



Environmental Protection

Our operations in Papua New Guinea are subject to an environmental law regime which provides for laws concerning emissions of substances into, and pollution and contamination of, the atmosphere, waters and land, production, use, handling, storage, transportation and disposal of waste, hazardous substances and dangerous goods, conservation of natural resources, the protection of threatened and endangered flora and fauna and the health and safety of people.

These environmental laws require that our sites be operated, maintained, abandoned and reclaimed to standards set out in the relevant legislation. The significant Papua New Guinea laws applicable to our operations include the Environment Act 2000; the Oil and Gas Act 1998; the Dumping of Wastes at Sea Act (Ch. 369); the Conservation Areas Act (Ch.362); and the International Trade (Flora and Fauna) Act (Ch.391).

The Environment Act 2000 is the single most significant legislation affecting our operations. This regulates the environmental impact of development activities in order to promote sustainable development of the environment and the economic, social and physical well-being of people and imposes a duty to take all reasonable and practicable measures to prevent or minimize environmental harm. A breach of this act can result in significant fines or penalties. Under the Compensation (Prohibition of Foreign Legal Proceedings) Act 1995, no legal proceedings for compensation claims arising from petroleum projects in Papua New Guinea may be taken up or pursued in any foreign court.

Compliance with Papua New Guinea's environmental legislation can require significant expenditures. The environmental legislation regime is complex and subject to different interpretations. Although no assurances can be made, we believe that, absent the occurrence of an extraordinary event, continued compliance with existing Papua New Guinea laws regulating the release of materials into the environment or otherwise relating to the protection of the environment will not have a material effect upon our capital expenditures, earnings or competitive position with respect to our existing assets and operations, as has been the case during 2008. Future legislative action and regulatory initiatives could result in changes to operating permits, additional remedial actions or increased capital expenditures and operating costs that cannot be assessed with certainty at this time.

We have outstanding loans with OPIC, an agency of the United States Government. OPIC is required by statute to conduct an environmental assessment of every project proposed for financing and to decline support for projects that, in OPIC's judgment, would have an unreasonable or major adverse impact on the environment, or on the health or safety of workers in the host country. For most industrial sectors, OPIC expects projects to meet the more stringent of the World Bank or host-country environmental, health and safety standards. OPIC systematically monitors compliance with environmental representations and non-compliance may constitute a default under loan agreements.

More stringent laws and regulations relating to climate change and greenhouse gases may be adopted in the future and could cause us to incur material expenses in complying with them. Regulatory initiatives could adversely affect the marketability of the refined products we produce and any oil and natural gas we may produce in the future. The impact of such future programs cannot be predicted, but we do note expect our operations to be affected any differently than other similarly situated domestic competitors.

Environmental and Social Policies

We have not adopted any specific social or environmental policies that are fundamental to our operations. However, we are committed to working closely with the communities we operate in and to complying with all laws and governmental regulations applicable to our activities, including maintaining a safe and healthy work environment and conducting our activities in full compliance with all applicable environmental laws.

We have established a dedicated Community Relations department to oversee the management of community assistance programs and to manage land acquisition related compensation claims and payments. Our development philosophy is based on "bottom-up planning" thus ensuring that all planning and development takes the local community into account. In relation to our midstream business, the department has developed a long-term community development assistance program that benefits the villages in the vicinity of the refinery. In addition, we have a team of officers associated with our upstream business who operate in the field and perform a wide variety of tasks. These include land owner identification studies, social mapping management, local recruitment, liaising with landowners, recording compensation payments to land owners and assisting in the provision of health and medical services in the areas in which our exploration activities are conducted. Generally, the department works closely with government, landowners and the community in order to ensure that all our activities have a minimum environmental impact and to at least maintain, and generally improve, the quality of life of the people inhabiting the areas in which we work.


MANAGEMENT'S
DISCUSSION &
ANALYSIS

The following Management Discussion and Analysis (MD&A) should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2008 and annual information form for the year ended December 31, 2008. The MD&A was prepared by management and provides a review of our performance in the year ended December 31, 2008, and of our financial condition and future prospects.

Our financial statements and the financial information contained in this MD&A have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in United States dollars ('USD') unless otherwise specified. References to "we," "us," "our," "Company," and "InterOil" refer to InterOil Corporation and/or InterOil Corporation and its subsidiaries as the context requires. Information presented in this MD&A is as at and for the year ended December 31, 2008 unless otherwise specified.

We are not presenting all the U.S. GAAP information in this MD&A. Readers should review note 29 - 'Reconciliation to the generally accepted accounting principles in the United States' to the audited financial statements for the year ended December 31, 2008 for the reconciliation of the Canadian GAAP and U.S. GAAP information.

Forward - Looking statements

This MD&A contains "forward-looking statements" as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used, such as "may," "plans," "believes," "expects," "anticipates," "intends," "estimates," "forecasts," "budgets," "targets" or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for our exploration activities and other business segments and results therefrom, expanding our business segments, operating costs, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, the timing, maturity and amount of future capital and other expenditures.

Many risks and uncertainties may impact the matters addressed in these forward-looking statements, including but not limited to:

- the inherent uncertainty of oil and gas exploration activities;
- potential effects of oil and gas price declines;
- the uncertain outcome of our negotiations with the Papua New Guinea government to determine the price at which our refined products may be sold;
- the availability of crude feedstock at economic rates;
- the ability to meet maturing indebtedness;
- the uncertainty in our ability to attract capital;
- general economic conditions and illiquidity in financial and credit markets;
- interest rate risk;
- the impact of competition;
- losses from our hedging activities;
- inherent limitations in all control systems, and misstatements due to error that may occur and not be detected;
- fluctuations in currency exchange rates;
- the recruitment and retention of qualified personnel;
- the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services;
- our ability to finance the development of our LNG facility;
- our ability to timely construct and commission our LNG facility;
- the margins for our refined products;
- the inability of our refinery to operate at full capacity;
- difficulties in marketing our refinery's output;
- exposure to certain uninsured risks stemming from our refining operations;
- weather conditions and unforeseen operating hazards;
- political, legal and economic risks in Papua New Guinea;
- compliance with and changes in foreign governmental laws and regulations, including environmental laws;
- landowner claims;
- the uncertainty in being successful in pending lawsuits and other proceedings;
- law enforcement difficulties;
- the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;
- stock price volatility; and
- contractual defaults.

Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial conditions and performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the impact of increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop production and reserves through development and exploration activities. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading "Risk Factors" in our Annual Information Form for the year ended December 31, 2008 ("2008 Annual Information Form") and in the "Risk Management" section below.

Furthermore, the forward-looking information contained in this MD&A is made as of the date hereof, unless otherwise specified and, except as required by applicable law, we have no obligation to update publicly or to revise any of this forward-looking information. The forward-looking information contained in this report is expressly qualified by this cautionary statement.

Oil and gas disclosures

We are required to comply with Canadian National Instrument 51-101 standards for Disclosure of Oil and Gas Activities, which prescribes disclosure of oil and gas reserves and resources. During 2008, we retained GLJ Petroleum Consultants Ltd, a independent qualified reserve evaluator in Calgary, Canada, to evaluate our resources data as at December 31, 2008 in accordance with NI 51-101, which has been summarized in our 2008 Annual Information Form. We do not have any reserves, including proved reserves, as per the guidelines set by the SEC under SFAS 19, as at December 31, 2008. The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The Company includes in this MD&A information that the SEC's guidelines generally prohibit U.S registrants from including in filings with the SEC. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov. All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation. A barrel of oil equivalent conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Introduction

We are developing a vertically integrated energy company in Papua New Guinea and the surrounding region. Our operations are organized into four major segments:

Segments and operations

Upstream: Exploration and Production – Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing significant discoveries.

Midstream: Refining – Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for export.

Liquefaction – Developing an onshore liquefied natural gas processing facility in Papua New Guinea.

Downstream: Wholesale and Retail Distribution – Markets and distributes refined petroleum products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate – Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations. General and administrative and integrated costs are recovered from business segments on an equitable basis. Our corporate segment results also include consolidation adjustments.

Interoil resources

We currently have no production or reserves as defined in Canadian NI 51-101 or under the definitions established by the United States Securities and Exchange Commission.

The Elk/Antelope gas condensate field, located in Papua New Guinea, is reservoired in a composite trap comprising structural and stratigraphic elements consisting of a Late Oligocene to Late Miocene limestone and carbonate. The Elk block overlies the northern end of the Antelope block and comprises a tectonic wedge, or over thrust, of highly fractured deep water limestone and has been penetrated by the Elk-1 and Elk-2 wells. The Antelope structural block penetrated by the Antelope-1 well consists of a dominantly shallow water reef/platform complex with a dolomite cap with well developed secondary porosity and permeability.

An evaluation of the potential resources of gas and condensate for the Elk/Antelope field has been completed by GLJ Petroleum Consultants Ltd., an independent qualified reserves evaluator, as of December 31, 2008. The estimates presented are in accordance with the definitions and guidelines in the COGE Handbook and NI 51-101. Additional data from the drilling of the Antelope 1 well has been obtained since December 31, 2008 which may impact the resource volumes stated above.

Gross Resource Estimate for Gas and Condensate

As at December 31, 2008	Case		
	Low	Best	High
Contingent Gas Resources (Tcf)	2.32	3.43	4.73
Contingent Condensate Resources (MMBbls)	36.7	59.3	87.9
Contingent Resources MMBOE	423.4	631.0	876.2

Resource Estimate for Gas and Condensate – Net to InterOil*

As at December 31, 2008	Case		
	Low	Best	High
Contingent Gas Resources (Tcf)	1.3	1.9	2.6
Contingent Condensate Resources (MMBbls)	20.4	33.0	48.9
Contingent Resources MMBOE	235.7	351.3	487.8

*55.67% Working Interest assumes all IPWI Investors and the State elect to fully participate after a Production Development License has been granted.

In relation to the tables above, the "low" estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate. The "best" estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate. The "high" estimate is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities

actually recovered will equal or exceed the high estimate. Marketable gas estimates exclude CO2, shrinkage and gas used for fuel.

Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development. There is no certainty that it will be commercially viable to produce any portion of the resources. These resource estimates are not classified as reserves primarily due to lack of marketing infrastructure, further project application, facility and reservoir design work. There is no guarantee that all or any part of the estimated resources will be recovered. Although a final project has not yet been sanctioned, pre - Front End Engineering and Design (FEED) studies are ongoing for LNG and condensate stripping operations as options for monetization of the gas and condensate. The proposed LNG plant will consist of a 220 mile pipeline from the Elk/Antelope field to the plant which is to be located adjacent to the InterOil refinery near Port Moresby. An export terminal will also be constructed at the LNG plant. However, commerciality of any monetization project has not been implemented for the purposes of deriving the resource estimates. The accuracy of resource estimates are in part a function of the quality and quantity of the available data and of engineering and geological interpretation and judgment. Other factors in the classification as a resource include a requirement for more delineation wells, detailed design estimates and near term development plans. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of the seismic and well data. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/ or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well data.

Industry trends and key events

Competitive Environment and Regulated Pricing

We are currently the sole refiner of hydrocarbons in Papua New Guinea under our 30 year agreement with the Papua New Guinea Government, which expires in 2035. The government has undertaken to ensure that all domestic distributors purchase their refined petroleum products from our refinery, or any other refinery which is constructed in Papua New Guinea, at an Import Parity Price ('IPP'). The IPP is regulated by the Papua New Guinea Independent Consumer and Competition Commission ('ICCC'). In general, the IPP is the price that would be paid in Papua New Guinea for a refined product being imported. For all price controlled products (diesel, unleaded petrol, kerosene and aviation gas) produced and sold locally in Papua New Guinea, the IPP is calculated by adding the costs that would typically be incurred to import such product to the posted price for such product in Singapore. In November 2007, the IPP was modified by interim agreement by changing the Singapore benchmark price from the 'Singapore Posted Prices' which is no longer being updated, to 'Mean of Platts Singapore' ('MOPS') which is the interim benchmark price for refined products in the region in which we operate. As revised, the IPP more closely mirrors changes in the prices of crude feedstocks than the previous formula. In addition, minor adjustments to this interim IPP formula were made in June 2008 based on ongoing discussions with the government with a view to finalizing a permanent replacement to the IPP formula. We are a significant participant in the retail and wholesale distribution business in Papua New Guinea, which business was built from the acquisition of BP and Shell Papua New Guinea distribution assets. Our major competitor in the distribution segment is Mobil, who we believe controls approximately a quarter of the Papua New Guinea retail market. The ICCC regulates the maximum prices that may be charged by the wholesale and retail hydrocarbon distribution industry in Papua New Guinea. Our Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market.

Credit Crisis and Financing Arrangements

The U.S. and other world economies are currently in a recession which could last well into 2009 and beyond. The financial and credit markets are undergoing unprecedented disruptions. Many financial institutions have liquidity concerns prompting intervention from governments. These market disruptions have resulted in a reduced capacity of the financial institutions to finance new projects and renew existing facilities with their clients. In May 2008, our $130.0 million bridging facility came due. The negotiations on the refinancing of this facility started towards the end of 2007. We were able to convert $60.0 million of this facility into common shares, and effect repayment of the remaining $70.0 million by the due date. This repayment was made from the proceeds of the $95.0 million of unsecured 8% subordinated convertible debentures due May 2013. See "Liquidity and Capital Resources – Summary of Debt Facilities". The part conversion of the bridging facility and the debenture placement helped us to reduce our Debt-To-Capital Ratio (Long term Debt/(Shareholders' equity + Long term Debt)), to 36% in December 2008 from 67% in December 2007.

We have filed a short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (the "SEC") pursuant to the multi-jurisdictional disclosure system. These filings will enable us to add financial flexibility in the future and issue, from time to time, up to an aggregate of $200.0 million of securities. These securities may be debt securities, common shares, preferred shares, warrants or a combination thereof. Although due to pricing we may not wish to issue securities in the current financial market, this shelf provides us the means to quickly access the debt and equity markets. Additionally, the global credit crisis may affect our ability to proceed with and close any such offering.

Our main working capital facility which is led by BNP Paribas and has a limit of $190.0 million, and is renewable annually. At the last renewal which was completed in October 2008, the facility limit was increased by $20.0 million, from $170.0 million in the prior year. The facility is fully secured against trade debtors, inventory and cash deposits. Our association with BNP Paribas began in 2004 with the working capital facility and has expanded over time to include certain other aspects of our business including managing our hedging trades. See "Liquidity and Capital Resources – Summary of Debt Facilities".

As at December 31, 2008, we had cash, cash equivalents and cash restricted of $75.3 million, of which $26.3 million was restricted (as

governed by BNP working capital facility utilization requirements). With regard to our cash and cash equivalents, we invest in bankers acceptances and money market instruments with major financial institutions that we believe are creditworthy. We also had $109.0 million of the BNP working capital facility available for use in our Midstream – Refining operations, and $42.1 million of the Westpac/BSP combined working capital facility available for use in our Downstream operations.

Crude Prices

Crude prices were highly volatile throughout 2008 with the price of Tapis crude oil (as quoted by the Asian Petroleum Price Index (APPI)) starting the year at $102/bbl, peaking at $147/bbl and then falling to $39/bbl by the end of the year. Tapis is the benchmark for setting crude prices within the region where we operate and is used by us when we purchase crude feedstock for our refinery. The price of Tapis during 2008 averaged $101/bbl per barrel compared to $77/bbl during 2007. The significant increase in crude prices during the year increased our working capital requirements, and as a result our BNP working capital facility was increased from $170.0 million to $210.0 million for a certain period of time during second half of 2008. As at December 31, 2008, $81.0 million was drawn down on this facility. The high volatility of crude prices also meant that we faced significant timing and margin risk on our crude cargos during the year. A significant portion of this timing and margin risk was managed by us through short and long term hedges that were put in place during the year. We believe our hedge counterparties to be creditworthy. However, as we do not fully hedge, the volatility resulted in significantly reduced gross margins due to lower refined product prices and net realizable value write downs of our inventory. Despite the above volatility, 2008 was the first year that our refining operations achieved a net profit, with a profit of $4.7 million as compared with a net loss of $8.8 million in 2007.

Refining Margin

The distillation process used by our refinery to convert crude feedstocks into refined products is commonly referred to as hydroskimming. While the Singapore Tapis hydroskimming margin is a useful indicator of the general margin available for hydroskimming refineries in the region in which we operate, it should be noted that the differences in our approach to crude selection, transportation costs and IPP pricing work to assist our refinery in generally outperforming the Singapore Tapis hydroskimming margin. Therefore, our refinery realizes additional margins due to its niche location when compared to the benchmark for the region. Singapore Tapis hydroskimming margins increased in volatility during 2008, while average margins decreased slightly in comparison with the previous year.

Domestic Demand

Sales results for our refinery indicate that Papua New Guinea domestic demand for middle distillates from the refinery decreased by approximately 8% during 2008 compared with 2007. We believe that this decrease in demand is partially the result of higher prices caused by high crude prices during the year. In addition, certain volumes of such products were imported by third party distributors rather than being sourced from the refinery. The refinery on average sold 10,900 bbls/day of refined petroleum products to the domestic market during fiscal year 2008 as compared to 11,900 bbls/day in 2007.

Interest Rates

The London Interbank Offered Rate ('LIBOR') USD overnight rate is the benchmark floating rate used in our midstream working capital facility and therefore accounts for a significant proportion of our interest rate exposure. The LIBOR USD overnight rate has decreased from around 4.4% to around 1.1% during 2008 in line with underlying Federal Reserve rate cuts. Any rate increases would add additional cost to financing our crude cargoes and vice versa as our BNP Paribas working capital facility is linked to LIBOR rates. See "Liquidity and Capital Resources – Summary of Debt Facilities".

Skill and Resource Scarcity

Although all key positions with our company are currently filled, we have generally been faced with a shortage of skilled labor to work in our business and have historically experienced difficulties with receiving and retaining suitably qualified personnel in certain positions. Our success depends in large part on the continued services of our executive officers, our senior managers and other key technical personnel. Competition for qualified personnel can be intense and recruitment difficult. There are a limited number of people with the requisite knowledge and experience to work in certain of our key positions.

Exchange Rates

Changes in the Papua New Guinea Kina (PGK) to USD exchange rate can affect our Midstream Refinery results as there is a timing difference between the foreign exchange rates utilized when setting the monthly IPP, which is set in PGK, and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay our crude cargo borrowings. The PGK generally strengthened against the USD during 2008 (from 0.3525 to 0.3735).

Risk Factors

Our business operations and financial position are subject to a range of risks. A summary of the key risks that may impact the matters addressed in this document have been included under section "Legal Notice – Risk Factors and Forward Looking Statements" above. Detailed risk factors can be found under the heading "Risk Factors" in our 2008 Annual Information Form available at www.sedar.com.

Business Strategy

Our business strategy is to develop a vertically integrated energy company in Papua New Guinea and surrounding regions, focusing on niche market opportunities which provide financial rewards for our shareholders, while being environmentally responsible, providing a quality working environment and contributing positively to the communities in which InterOil operates. A significant element of that strategy is to establish and develop gas reserves and an LNG facility in Papua New Guinea with the produced LNG exported overseas. InterOil plans to achieve this strategy by:

- Developing our position as a business operator in Papua New Guinea.
- Enhance the refining and distribution business in Papua New Guinea.

- Maximizing the value of our exploration assets.
- Building an export liquefaction gas business in Papua New Guinea.
- Positioning ourselves for long term success.

Further details of our business strategy can be found under the heading "Business Strategy" in our 2008 Annual Information Form available at www.sedar.com.

Operational Highlights

Summary of operational highlights

A summary of the key operational matters and events for the year, for each of the segments is as follows:

Upstream

- On May 1, 2008, the Elk-4A well flowed natural gas and gas liquids to surface confirming a discovery in the Antelope structure. Elk-4 well was completed as a potential producer and completion work ended on August 31, 2008.
- On May 5, 2008, an Indirect Participation Interest ('IPI') investor waived conversion rights to 546,667 of our common shares under the IPI agreement.
- On June 1, 2008, we sold our 28.56% interest in Petroleum Retention License No. (PRL) 5 for $5.0 million and our 43.13% interest in PRL 4 for $1.5 million.
- On June 4, 2008, we appointed an independent engineering firm to evaluate the Elk and Antelope fields in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. Their evaluation, in compliance with National Instrument 51-101, is provided in the Annual Information Form for the year ended December 31, 2008.
- On August 15, 2008, an IPI investor converted its 3.375% indirect participation interest into 450,000 common shares.
- On September 4, 2008, the Elk-4 well flowed gas at a rate equivalent to 105 mmscf per day. Based on our drill stem test results of 18bbl/mmcfd, this equates to a rate of 1,890 bbl/day of condensate.
- On September 23, 2008, an IPI investor waived conversion rights to 150,000 of our common shares under the IPI agreement.
- Antelope-1 well was spudded on October 15, 2008.
- On October 30, 2008 Petromin PNG Holdings Limited entered into an agreement to acquire a 20.5% interest in the Elk/Antelope field on behalf of the Papua New Guinea Government.
- In December 2008, we submitted applications for the extension of our PPL 238, 237 and 236 licenses for a second term. These licenses were expiring in March 2009.
- Subsequent to year end, on March 2, 2009, Antelope-1 well flowed gas at a rate equivalent to 382 mmscf per day with 5,000 bbl/day of condensate for a total 68,700 barrels of oil equivalent per day.
- Subsequent to year end, on March 5, 2009, all three licenses have been re-issued for a five year term covering what we believe the most prospective 50% of the acreage on these licenses.

Midstream – Refining

- Net income was $4.7 million for fiscal year 2008 which is the first year of profitable operations for the refinery.
- Refining operations had a gross margin of $6.3 million and EBITDA, a non-GAAP measure, of $25.6 million for the year.
- Total refinery throughput was 22,034 barrels per operating day compared with 19,713 barrels per operating day in 2007.
- BNP Paribas working capital facility was increased by $20.0 million to $190.0 million as part of current year renewal process.

Midstream – Liquefaction

- Net loss was $7.9 million during the year ended December 31, 2008, being our share of expenses incurred by the PNG LNG Inc. Joint Venture during the year on progressing the LNG Project.
- In late October 2008, certain steps were taken with a view to ensuring that offtake arrangements for the proposed LNG plant were able to be negotiated with industry-based entities.
- Subsequent to year ended December 31, 2008, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd, acquired equal share of Merrill Lynch's interest in the Joint Venture Company. Following this transaction, Merrill Lynch does not own any interest in the LNG project and have agreed to release all of their outstanding claims relating to the joint venture.
- Negotiations on a project agreement with the Papua New Guinea government were progressed.
- Progressed engineering design activities for the proposed liquefaction plant.

Downstream

- Downstream operations net loss was $1.2 million for the year, principally as a result of a $4.3 million inventory write down due to a rapid decrease in product prices following crude price movements.
- Downstream operations generated gross margin of $19.9 million and EBITDA of $5.8 million for the year ended December 31, 2008.
- Total Downstream sales volumes were 548.0 million liters in 2008, compared with 556.4 million liters in 2007.
- We secured a PGK 150.0 million (approximately $57.5 million) combined revolving working capital facility from Bank of South Pacific Limited and Westpac Bank PNG Limited.

Corporate

- On May 5, 2008, we converted $60.0 million of the expiring $130.0 million bridging facility into common shares and repaid the balance of $70.0 million on May 12, 2008 with funds raised from the issuance of $95.0 million of 8% subordinated convertible debentures.
- In July and August 2008, all $15.0 million worth of issued Series A preference shares were converted into 517,777 common shares.
- In July and August 2008, $15.0 million of 8% debentures were converted into 600,000 common shares.
- In August 2008, we filed an omnibus shelf prospectus with the Ontario Securities Commission and a corresponding registration statement on Form F-10/A with the United States Securities and Exchange Commission which will enable us to issue, from time to time up to an aggregate of $200.0 million of debt securities, common shares, preferred shares, warrants or a combination thereof in one or more offerings.
- In November 2008, $1.0 million of 8% debentures were converted into 41,000 common shares.

Selected Annual Financial Information and Highlights

Consolidated Results for the year ended December 31, 2008 compared to year ended December 31, 2007 and 2006

Consolidated – Operating results ($ thousands, except per share data)	Year ended December 31,		
	2008	2007	2006
Sales and operating revenues	915,579	625,526	511,088
Interest revenue	932	2,180	3,224
Other non-allocated revenue	3,216	2,667	3,748
Total revenue	**919,727**	**630,373**	**518,060**
Cost of sales and operating expenses	(888,623)	(573,609)	(499,495)
Office and administration and other expenses	(42,814)	(36,196)	(27,395)
Derivative gain/(loss)	24,039	(7,272)	2,560
Gain on LNG shareholder agreement	-	6,553	-
Exploration costs	(996)	(13,305)	(6,177)
Exploration impairment	(108)	(1,243)	(1,647)
Gain on sale of oil and gas properties assets	11,235	-	-
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) [1]	**22,460**	**5,301**	**(14,094)**
Depreciation and amortization	(14,143)	(13,024)	(12,353)
Interest expense	(20,032)	(20,005)	(17,273)
Loss before income taxes and non-controlling interest	**(11,715)**	**(27,728)**	**(43,720)**
Income tax expense	(81)	(1,207)	(2,343)
Non-controlling interest	(1)	22	264
Net loss	**(11,797)**	**(28,913)**	**(45,799)**
Loss per share (dollars) (basic)	**(0.35)**	**(0.96)**	**(1.55)**
Loss per share (dollars) (diluted)	**(0.35)**	**(0.96)**	**(1.55)**
Total assets	**591,843**	**537,815**	**505,239**
Total liabilities	**364,704**	**441,712**	**417,060**
Total long-term liabilities	**208,224**	**174,966**	**283,306**
Gross margin [2]	**26,956**	**51,917**	**11,593**
Cash flows (used in)/provided by operating activities [3]	**15,586**	**(31,620)**	**2,187**
U.S. GAAP net profit (loss) [4]	**(3,943)**	**(19,205)**	**(45,058)**

(1) Earnings before interest, taxes, depreciation and amortization, or EBITDA, is a non-GAAP measure and is reconciled to Canadian GAAP in the section to this document entitled 'Non-GAAP measures and reconciliation'.

(2) Gross Margin is a non-GAAP measure and is 'sales and operating revenues' less 'cost of sales and operating expenses'.

(3) Refer to "Liquidity and Capital Resources – Summary of Cash Flows" for detailed cash flow analysis.

(4) We are not presenting all the U.S. GAAP information in this MD&A. Readers should review note 29 - 'Reconciliation to the generally accepted accounting principles in the United States' to the audited financial statements for the year ended December 31, 2008 for the reconciliation of the Canadian GAAP and U.S. GAAP information.

Analysis of Financial Condition Comparing Year Ended December 31, 2008 and 2007

During the year ended December 31, 2008, the Company strengthened its financial position with the conversion of $60.0 million of the $130.0 million bridging facility into common shares, and the 8% subordinated convertible debentures placement of $95.0 million, both of which occurred in May 2008. These transactions during the year reduced our Debt-To-Capital Ratio to 36% in December 2008 from 67% in December 2007, which is a significant improvement from the prior year. As at December 31, 2008, our total assets amounted to $591.8 million as compared to $537.8 million as at December 31, 2007, which is an increase of $54.0 million or 10%. The increase mainly contributed by the increase in oil and gas properties (net of cash calls from IPI investors) by $43.1 million in relation to the drilling and testing our exploration and appraisal wells during the year. The increase was also contributed by $31.3 million of mark to market gains and receivables on derivative contracts that were outstanding as at year end. These short and long term hedge contracts were taken by us during the year to manage the timing and margin risk in relation to crude prices.

As at December 31, 2008, our total liabilities amounted to $364.7 million as compared to $441.7 million as at December 31, 2007, which is a decrease in liability of $77.0 million or 17.4%. The decrease was mainly in relation to the conversion of the $60.0 million of bridging facility into common shares, and repayment of $70.0 million of the bridging facility out of the funds raised from the $95.0 million 8% convertible debenture issue in May 2008. During the year, $16.0 million principal amount of this convertible debenture issue was converted into common shares and the entire principal amount of $15.0 million in relation to Series A preferred shares issued in November 2007 were converted into common shares. The exercise of the conversion option by some IPI investors and the waiver of conversion rights during the year by two IPI investors also resulted in the reduction of the IPI liability by $23.6 million. Our current ratio (being current assets/current liabilities) which measures the ability to meet short term obligations improved to 1.51 as at December 31, 2008 from 0.81 as at December 31, 2007. The quick ratio (or Acid test ratio, being ([current assets less inventories]/current liabilities) which is a more

conservative measure of an entity's ability to meet short term obligations improved to 0.98 as at December 31, 2008 from 0.50 as at December 31, 2007.

Analysis of Consolidated Cash Flows Comparing Year Ended December 31, 2008 and 2007

As at December 31, 2008, we had cash, cash equivalents and cash restricted of $75.3 million (2007 – $66.2 million), of which $26.3 million (2007 - $22.4 million) was restricted as governed by the BNP Paribas working capital facility utilization requirements. Our cash inflows from operations for the year ended December 31, 2008 was $15.6 million as compared to an outflow of $31.6 million for the year ended December 31, 2007. The improved cash flows from operations were mainly due to the reduced working capital requirements in the fourth quarter of 2008 due to decreased feedstock price environment. Cash outflows for investing activities for the year ended December 31, 2008 was $47.4 million as compared to $34.4 million during 2007. These outflows mainly relate to the net cash expenditure on the oil and gas properties after the IPI cash calls. The increase in restricted cash held as security on the BNP Paribas working capital facility also contributed to the increase in outflow as compared to the prior year. Cash inflows from financing activities for the year ended December 31, 2008 was $36.9 million as compared to $78.1 million during 2007. Current year inflows were mainly related to the $94.8 million net receipt from the issue of debentures, less repayment of $70.0 million bridging facility to Merrill Lynch, both of which occurred in May 2008. 2007 cash inflows from financing activities were mainly due to the increased utilization of the BNP Paribas working capital facility and issue of common shares.

Analysis of Consolidated Financial Results Comparing Year and Quarter Ended December 31, 2008 and 2007

Net loss for the year ended December 31, 2008 was $11.8 million compared with a net loss of $28.9 million for the same period in 2007, showing an improvement of $17.1 million. The operating segments of Corporate, Midstream Refining and Downstream collectively had a net loss for the year of $6.0 million and the development segments of Upstream and Midstream Liquefaction had a net loss of $5.8 million for an aggregate net loss of $11.8 million. EBITDA for the year ended December 31, 2008 was $22.4 million, an increase of $17.2 million over the $5.3 million for the same period in 2007.

Sales and operating revenue for the year ended December 31, 2008 was $919.7 million compared with $630.4 million for the same period in 2007.

The net loss for the quarter ended December 31, 2008 was $34.2 million compared with a loss of $2.7 million for the same quarter of 2007, an increase of $31.5 million. EBITDA for the quarter ended December 31, 2008 was negative $28.8 million, compared with positive $6.9 million in the 2007 December quarter, a reduction of $35.7 million. The increase in the loss for the quarter was due to the decrease in gross margins resulting from the fall in crude prices and related IPP during the last quarter of 2008. We estimate that the fall in crude prices in the last quarter of 2008 reduced the gross margins by approximately $52.3 million, $45.9 million for the refinery and $6.4 million for the wholesale and retail distribution segment. These losses were partly offset by our short and long term hedges. Our short and long term hedges put in place in 2008 netted a $27.8 million profit during the year with a further $18.0 million of unrealized hedging gains carried forward in our balance sheet for unsettled hedge accounted transactions as at year end. The operating segments of Corporate, Midstream - Refining and Downstream collectively derived a net loss for the quarter of $27.6 million and the development segments of Upstream and Midstream Liquefaction made a net loss of $6.6 million for an aggregate net loss of $34.2 million. Sales and operating revenue increased $45.8 million from $172.8 million in the quarter ended December 31, 2007 to $218.6 million in the quarter ended December 31, 2008. A complete discussion of each of the business segment's results can be found under the section 'Year and Quarter in Review'. The following analysis outlines the key variances, the net of which are the primary explanations for the changes in the results between the years and quarters ended December 31, 2008 and 2007.

Yearly Variance ($ millions)	Quarterly Variance ($ millions)	
$17.1	**($31.5)**	**Net profit/(loss) variance for the comparative periods primarily due to:**
($25.0)	($61.3)	Decrease in gross margin due to negative effects of IPP movements due to fall in crude prices, and the associated timing and margin risk. Part of these margin declines have been offset by the gains from non-hedge accounted derivatives noted below. The results for the quarter and year ended December 31, 2008 also included an inventory write-down of $8.4 million. No write-downs were necessary for the same periods in 2007.
$31.3	$29.1	Increase in gains from derivative transactions that were not hedge accounted.
($5.4)	$1.0	Increase in office and administration and other expenses during the year primarily due to higher legal consulting expenses on account of capital raisings and legal opinions in relation to the Merrill Lynch arbitration, higher employee expenses due to increase in employees and wage increases, higher share compensation expense, higher rig repairs and maintenance expenses and an increase in insurance costs.
($1.2)	($4.8)	Increase in office and administration and other expenses due to lower foreign exchange gains with lower appreciation of PGK against USD compared to prior periods.
$6.5	-	Gain on sale of our interest in PRL4 and PRL5 to Horizon Oil Limited in June 2008.
$4.7	-	Gain from conveyance accounting following decisions by two IPI investors' decision to waive their conversion rights under the IPI agreement.
$12.3	$0.2	Higher exploration costs expensed during prior periods as the Elk seismic program was being conducted; the costs of which were expensed as incurred under the successful efforts method of accounting.
($6.6)	-	One-time gain recognized in 2007 on the signing of the LNG Shareholder's Agreement in relation to the discounted interest rate received on the bridging facility from Merrill Lynch.
$1.1	$5.3	Lower income tax expense primarily in Downstream operations in the quarter due to lower profits.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

The following is a table containing the consolidated results for the eight quarters ended December 31, 2008 by business segment, and on a consolidated basis.

"Quarters ended ($ thousands except per share data)"	2008				2007			
	Dec-31	Sep-30 (restated)	Jun-30 (restated)	Mar-31 (restated)	Dec-31 (restated)	Sep-30 (restated)	Jun-30 (restated)	Mar-31 (restated)
Upstream	487	698	895	618	579	1,176	397	395
Midstream – Refining	194,617	216,750	197,864	176,973	137,509	168,737	114,584	103,055
Midstream – Liquefaction	23	35	19	13	26	10	5	-
Downstream	128,540	172,528	140,467	116,048	118,495	102,786	93,186	77,812
Corporate and Consolidated	(105,100)	(126,280)	(94,231)	(101,238)	(83,776)	(82,605)	(67,633)	(54,366)
Sales and operating revenues	**218,567**	**263,731**	**245,014**	**192,414**	**172,833**	**190,104**	**140,539**	**126,896**
Upstream	(2,483)	231	10,164	(1,135)	(3,128)	(5,015)	(5,492)	(4,009)
Midstream – Refining	(13,976)	17,516	16,329	5,724	9,589	(1,332)	3,775	6,336
Midstream – Liquefaction	(2,501)	(1,570)	(1,784)	(1,636)	(797)	(4,104)	(444)	(322)
Downstream	(7,244)	610	7,893	4,529	3,627	3,301	2,760	3,028
Corporate and Consolidated	(2,639)	27	(5,248)	(347)	(2,394)	(3,105)	4,959	(1,931)
Earnings before interest, taxes, depreciation and amortization (1)	**(28,843)**	**16,814**	**27,354**	**7,135**	**6,897**	**(10,255)**	**5,558**	**3,102**
Upstream	(4,003)	(1,039)	9,188	(1,993)	(3,736)	(4,893)	(6,008)	(4,524)
Midstream – Refining	(19,490)	12,660	11,344	202	2,990	(12,199)	(1,117)	1,511
Midstream – Liquefaction	(2,597)	(1,677)	(1,909)	(1,728)	(877)	(4,157)	(444)	(322)
Downstream	(5,901)	(886)	3,383	2,198	670	(255)	2,242	2,050
Corporate and Consolidated	(2,238)	169	(6,405)	(1,075)	(1,760)	3,612	2,373	(4,069)
Net profit/(loss) per segment	**(34,229)**	**9,227**	**15,601**	**(2,396)**	**(2,713)**	**(17,892)**	**(2,954)**	**(5,354)**
Net profit/(loss) per share dollars)								
Per Share – Basic	(0.96)	0.26	0.48	(0.08)	(0.09)	(0.60)	(0.10)	(0.18)
Per Share – Diluted	(0.96)	0.22	0.40	(0.08)	(0.09)	(0.60)	(0.10)	(0.18)

(1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled 'Non-GAAP measures and reconciliation'.

(2) During Q4 2008, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream – Liquefaction segments to reflect a more accurate view of its segment results. The prior period comparatives have been reclassified to conform to the current classification.

Year and quarter in review

The following section provides a review of the year and quarter ended December 31, 2008 for each of our business segments.

Upstream – Year and quarter in review

Upstream – Operating results ($ thousands, unless otherwise indicated)	Year ended December 31, 2008	Year ended December 31, 2007 (restated)
Other non-allocated revenue	2,697	2,547
Total revenue	**2,697**	**2,547**
Office and administration and other expenses	(6,051)	(5,643)
Exploration costs	(996)	(13,305)
Exploration impairment	(108)	(1,243)
Gain on sale of oil and gas properties	11,235	-
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	**6,777**	**(17,644)**
Depreciation and amortization	(597)	(483)
Interest expense (2)	(4,027)	(1,034)
Profit/(loss) before income taxes and non-controlling interest	**2,153**	**(19,161)**
Income tax expense	-	-
Net profit/(loss)	**2,153**	**(19,161)**

(1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled 'Non-GAAP measures and reconciliation'.

(2) During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream – Liquefaction segments to reflect a more accurate view of its segment results. The prior year comparatives have been reclassified to conform to the current classification. The entire interest expense in this segment relates to this notional interest cost transferred from Corporate segment.

Analysis of Upstream Financial Results Comparing Quarter and Year Ended December 31, 2008 and 2007

The following analysis outlines the key movements, the net of which primarily explains the improvements in the results between the years and quarters ended December 31, 2008 and 2007.

Yearly Variance ($ millions)	Quarterly Variance ($ millions)	
$21.3	**($0.3)**	**Net profit/(loss) variance for the comparative periods primarily due to:**
$6.5	-	Gain on sale of our interest in PRL4 and PRL5 to Horizon in June 2008.
$4.7	-	Gain from conveyance accounting following the decisions by two IPI investors' to waive their conversion rights under the IPI agreement.
$12.3	$0.2	Lower exploration costs expensed during current periods as the Elk seismic program was completed in the prior period; costs relating to the seismic program were expensed as incurred under the successful efforts method of accounting.
$1.1	$0.7	Lower exploration impairment during current period. Prior year expense related mainly to the write off of cash calls paid by us for seismic and exploratory activities in PRL 4 and 5 conducted by the joint venture operator.
($3.0)	($0.9)	Higher interest expense due to an increase in the inter-company loan balances from Corporate segment.

Midstream Refining – Quarter and year in review

Midstream Refining – Operating results ($ thousands, unless otherwise indicated)	Year ended December 31,	
	2008	2007
External sales	358,896	233,869
Inter-segment revenue	427,218	289,947
Interest and other revenue	90	70
Total segment revenue	**786,204**	**523,886**
Cost of sales and operating expenses	(779,832)	(495,059)
Office and administration and other expenses	(4,817)	(3,188)
Derivative gain/(loss)	24,039	(7,272)
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	**25,594**	**18,367**
Depreciation and amortization	(10,969)	(10,405)
Interest expense	(9,908)	(16,798)
Profit/(loss) before income taxes and non-controlling interest	**4,717**	**(8,836)**
Income tax expense	-	-
Non-controlling interest	-	21
Net profit/(loss)	**4,717**	**(8,815)**
Gross Margin (2)	**6,282**	**28,757**

(1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled 'Non-GAAP measures and reconciliation'.

(2) Gross Margin is a non-GAAP measure and is external sales and inter-segment revenue less cost of sales and operating expenses.

Midstream Refining Operating Review

Key Refining Metrics	Quarter ended December 31,		Year ended December 31,	
	2008	2007	2008	2007
Throughput (barrels per day) (1)	21,206	19,646	22,034	19,713
Cost of production per barrel (2)	$2.45	$3.03	$2.97	$2.54
Working capital financing cost per barrel of roduction (2)	$0.57	$0.98	$1.01	$0.83
Distillates as percentage of production	53.60%	63.70%	56.00%	60.05%

(1) Throughput per day has been calculated excluding shut down days. During 2008 and 2007, the refinery was shut down for 101 days and 71 days, respectively.

(2) Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput. Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of diesel that we imported during the year.

Analysis of Midstream Refining Financial Results Comparing the Year and Quarter Ended December 31, 2008 and 2007

During the year ended December 31, 2008 the Midstream Refining business generated a net profit of $4.7 million, compared with an $8.8 million net loss in the same period 2007. During the fourth quarter of 2008, the Midstream Refining business generated a net loss of $19.5 million, compared with a net profit of $3.0 million in the same quarter of 2007.

The following analysis outlines the key movements, the net of which primarily explains the improvements in the results between the year and quarter ended December 31, 2008 and 2007.

Yearly Variance ($ millions)	Quarterly Variance ($ millions)	
$13.5	**($22.5)**	**Net profit/(loss) variance for the comparative periods primarily due to:**
($22.5)	($47.6)	Change in Gross Margin was due to the following contributing factors: - Decreasing feedstock price environment resulting in lower product prices - Available crude feedstock composition resulted in poorer refining yield structure + Full year 2008 utilizing revised IPP pricing formula vs. one month in fourth quarter 2007. + Improved Naphtha premium in contract + Improved distillate margins + Improved low sulphur waxy residue margins in fourth quarter 2008 We estimate that the fall in crude prices in the fourth quarter of 2008 reduced the gross margins of our refinery operations by approximately $45.9 million. This includes a year end inventory revaluation of $4.2 million.
$31.3	$29.1	Increase in derivative gains from non-hedge accounted contracts.
$6.9	$1.6	Reduction in interest expense as a result of a decrease in inter-company loans (due to transfer of certain loans to investments) and installment repayments made on OPIC loan balance.
($0.6)	($5.2)	Reduction in foreign exchange gains due to the currency fluctuations between PGK and the U.S. Dollar. This item is included within the office and administration and other expenses classification in the table above.

Midstream Liquefaction – Year and quarter in review

Midstream Liquefaction – Operating results ($ thousands, unless otherwise indicated)	Year ended December 31,	
	2008	2007 (restated)
Interest and other revenue	91	41
Total segment revenue	**91**	**41**
Office and administration and other expenses	(7,582)	(5,708)
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	**(7,491)**	**(5,667)**
Depreciation and amortization	(69)	(16)
Interest expense (2)	(241)	(105)
Loss before income taxes and non-controlling interest	**(7,801)**	**(5,788)**
Income tax expense	(110)	(13)
Net loss	**(7,911)**	**(5,801)**

(1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled 'Non-GAAP measures and reconciliation'.

(2) During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream – Liquefaction segments to reflect a more accurate view of its segment results. The prior year comparatives have been reclassified to conform to the current classification. The entire interest expense in this segment relates to this notional interest cost transferred from Corporate segment.

Analysis of Midstream Liquefaction Financial Results Comparing the Years and Quarters Ended December 31, 2008 and 2007

All costs to the date of entering into the shareholders' agreement relating to the LNG Project have been expensed. These costs included expenses relating to employees, office premises and consultants.

All costs incurred, subsequent to the execution of the shareholders' agreement on July 31, 2007, during the pre-acquisition and construction stage will be expensed as incurred, unless they can be directly identified with the property, plant and equipment of the LNG Project. As at December 31, 2008, we have capitalized $2.1 million in direct costs of the project. During the year ending December 31, 2008, the Midstream Liquefaction business had a net loss of $7.9 million compared with a loss of $5.8 million during the same period of 2007.

During the quarter ending December 31, 2008, the Midstream Liquefaction business had a net loss of $2.6 million, compared with a net loss of $0.9 million in the same quarter 2007.

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the year and quarter ended December 31, 2008 and 2007.

Yearly Variance ($ millions)	Quarterly Variance ($ millions)	
($2.1)	**($1.7)**	**Net profit/(loss) variance for the comparative periods primarily due to:**
($5.1)	($1.6)	Increased office and administration and other expenses, excluding the loss on proportionate consolidation explained below, mainly due to professional fees incurred in negotiations with the Government of Papua New Guinea on the LNG Project Agreement and work on drafting the engineering, procurement and commissioning contract for the LNG project. Employee and general administration costs have also increased during 2008 with increased activity on the Project.
$3.2	($0.1)	Relates to the loss on proportionate consolidation of PNG LNG Inc. recognized initially of $2.4 million on signing of the Shareholders Agreement in 2007. These losses and any subsequent losses incurred will be recouped during the period as the other JV partners equalize their JV interest through payment of cash calls. $0.8 million of these losses were recouped in 2008.

Downstream year and quarter in review

Downstream – Operating results ($ thousands, unless otherwise indicated)	Year ended December 31,	
	2008	2007
External sales	556,683	391,657
Inter-segment revenue	185	81
Interest and other revenue	715	541
Total segment revenue	**557,583**	**392,279**
Cost of sales and operating expenses	(536,920)	(368,803)
Office and administration and other expenses	(14,876)	(10,759)
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) [(1)]	**5,787**	**12,717**
Depreciation and amortization	(2,571)	(2,205)
Interest expense	(4,838)	(4,438)
Profit/(loss) before income taxes and non-controlling interest	**(1,622)**	**6,074**
Income tax expense	414	(1,366)
Net profit/(loss)	**(1,208)**	**4,708**
Gross Margin [(2)]	**19,948**	**22,935**

(1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled 'Non-GAAP measures and reconciliation'.

(2) Gross Margin is a non-GAAP measure and is 'external sales' and 'inter-segment revenue' less 'cost of sales and operating expenses'.

Downstream Operating Review

Key Refining Metrics	Quarter ended December 31,		Year ended December 31,	
	2008	2007	2008	2007
Sales volumes (millions of liters)	151.4	151.5	548.0	556.4
Cost of distribution per liter ($ per liter) [(1)]	$0.07	$0.06	$0.06	$0.06

(1) Cost of distribution per liter includes land based freight costs and operational costs. It excludes depreciation and interest.

Analysis of Downstream Financial Results Comparing the Years and Quarters Ended December 31, 2008 and 2007

During the year ended December 31, 2008, the Downstream business had a net loss of $1.8 million compared with a net profit of $4.7 million in the same period in 2007. During the quarter ended December 31 2008, the Downstream business recorded a net loss of $6.5 million compared with a net profit of $0.7 million in the same period of 2007.

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the years and quarters ended December 31, 2008 and 2007.

Yearly Variance ($ millions)	Quarterly Variance ($ millions)	
($5.9)	**($6.6)**	**Net profit/(loss) variance for the comparative periods primarily due to:**
($2.8)	($14.5)	We estimate that the fall in IPP in the last quarter of 2008 reduced the gross margins of our Downstream operations by approximately $6.4 million. This includes a net realizable value write down of $4.3 million on our year end finished products inventory held by our distribution operations.
($4.1)	$3.9	Increase in office and administration and other expenses for the full year mainly due to higher Corporate allocations and Midstream recharges for storage facilities. The quarterly expense decreased compared to prior period due to reduced trade receivables provisions and rationalization of overhead costs following the Shell acquisition.
($0.4)	($1.0)	Increase in interest expense charged on inter-company loans from Corporate.
$1.8	$5.4	Reduction in income tax expense due to lower operating profits.

Corporate year and quarter in review

Corporate – Operating results ($ thousands, unless otherwise indicated)	Year ended December 31,	
	2008	2007 (restated)
Inter-segment revenue elimination [1]	(427,404)	(290,028)
Interest revenue	555	1,648
Other non-allocated revenue	-	-
Total revenue	**(426,849)**	**(288,380)**
Cost of sales and operating expenses elimination [1]	428,128	290,253
Office and administration and other expenses [2]	(9,486)	(10,897)
Gain on LNG shareholder agreement	-	6,553
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) [3]	**(8,207)**	**(2,471)**
Depreciation and amortization [4]	64	83
Interest expense [5][6]	(1,018)	2,371
Loss before income taxes and non-controlling interest	**(9,161)**	**(17)**
Income tax expense	(386)	171
Non-controlling interest	(1)	2
Net profit/(loss)	**(9,548)**	**156**
Gross Margin [7]	**724**	**225**

(1) Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.

(2) Includes the elimination of inter-segment administration service fees.

(3) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled 'Non-GAAP measures and reconciliation'.

(4) Represents the amortization of a portion of costs capitalized to assets on consolidation.

(5) Includes the elimination of interest accrued between segments.

(6) During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream – Liquefaction segments to reflect a more accurate view of its segment results. The prior year comparatives have been reclassified to conform to the current classification.

(7) Gross Margin is a non-GAAP measure and is 'inter-segment revenue elimination' less 'cost of sales and operating expenses' and represents elimination upon consolidation of our refinery sales to other segments.

Analysis of Corporate Financial Results Comparing the Years and Quarters Ended December 31, 2008 and 2007

The following table outlines the key movements, the net of which primarily explains the variance in the results for between the years and quarters ended December 31, 2008 and 2007.

Yearly Variance ($ millions)	Quarterly Variance ($ millions)	
($9.7)	**($0.5)**	**Net profit/(loss) variance for the comparative periods primarily due to:**
($4.5)	($0.4)	Reduction in interest revenue less interest expenses. This is due to a reduction in the intercompany loan balances on which other segments are charged interest expense based on market rates. Some of the intercompany balances have been converted into investments in our subsidiaries which has reduced the intercompany balances on which interest is charged.
($6.6)	-	$6.6 million one-time gain recognized in the quarter ended June 30, 2007 due to the signing of the LNG shareholders' agreement governing the development of the LNG Project.
$0.5	$0.9	Increase in net income on intra-group profit eliminated on consolidation between Midstream – Refining and Downstream segments.
$1.4	($0.9)	Reduction in office and administration and other expenses due to additional recharges to the operating streams.

Liquidity and capital resources

Summary of Debt facilities

Summarized below are the debt facilities available to us and the balances outstanding as at December 31, 2008.

Organization	Facility	Balance outstanding December 31,2008	Maturity date
OPIC secured loan	$62,500,000	$62,500,000	December 2015
Unsecured 8% convertible debentures	$95,000,000	$78,975,000	May 2013
BNP Paribas working capital facility	$190,000,000	$53,386,775 (1)	August 2009
Westpac working capital facility	$30,700,000	$15,405,627	October 2011
BSP working capital facility	$26,800,000	$nil	August 2009

(1) Excludes letters of credit totaling $27.6 million.

Overseas Private Investment Corporation ('OPIC') Secured Loan (Midstream)

On September 12, 2001, we entered into a loan agreement with OPIC to secure a project financing facility of $85.0 million. The loan is secured by the assets of the refinery. The interest rate on the loan is equal to the agreed U.S. Government treasury cost applicable to each promissory note outstanding plus 3%, and is payable quarterly in arrears. Principal repayments of $4.5 million each are due on June 30 and December 31 of each year until the end of the loan or December 31, 2015. During year ended December 31 2008, two installments of $4.5 million each and the accrued interest on the loan were paid.

Unsecured 8% Subordinated Convertible Debentures (Corporate and Upstream)

On May 13, 2008, we issued $95.0 million of unsecured 8% subordinated convertible debentures with a five year maturity. The conversion price applicable to these debentures is $25.00 per share, we have the right to require the debenture holders to convert to common shares if the daily volume weighted average price ('VWAP') of our common shares is at or above $32.50 for at least 15 consecutive trading days. Accrued interest on these debentures is to be paid semi-annually in arrears, in May and November of each year, commencing in November 2008. $70.0 million of the funds raised from the issuance of these debentures was used to repay a portion of the $130.0 million bridging facility to Merrill Lynch. The remaining funds are being used for appraisal and development of the Elk/Antelope structures.

During the quarter ended September 30, 2008, a debenture holder exercised its conversion rights for $15.0 million principal amount of the debentures, resulting in the issue of 600,000 common shares. During the quarter ended December 31, 2008 a further $1.025 million worth of debentures were converted resulting in the issue of 41,000 common shares. The balance outstanding at December 31, 2008 was $79.0 million. The half yearly interest payment due in November was paid during quarter ended December 31, 2008 with the issuance of 260,768 common shares and payment of $848,400 in cash.

BNP Paribas Working Capital Facility (Midstream)

During the third quarter of 2008, the renewal of the $170.0 million secured revolving crude import facility with BNP Paribas (Singapore Branch) was completed. The overall facility limit was increased to $190.0 million to accommodate higher crude prices and resulting increases in working capital requirements. The facility limit was temporarily increased to $210.0 million, and ultimately decreased to $190.0 million on December 1, 2008. This crude import facility is used to finance purchases of crude feedstock for our refinery. As of December 31, 2008, $109 million remained available for use under the facility. The weighted average interest rate under the crude import facility was 5.11% for the year ended December 31, 2008. The interest rate applicable on this facility has reduced in line with the reduction in LIBOR rates during the year.

Bank South Pacific and Westpac Working Capital Facility (Downstream)

On October 24, 2008 we secured a PGK 150.0 million (approximately $57.5 million) combined revolving working capital facility for our downstream wholesale and retail petroleum products distribution business in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited. The Westpac facility limit is PGK 80.0 million (approximately $30.7 million) and the BSP facility limit is PGK 70.0 million (approximately $26.8 million). The Westpac facility is for an initial term of three years and is due for renewal in October 2011. The BSP facility is renewable annually and is due for renewal in August 2009. As at December 31, 2008 only $15.4 million of this combined facility has been utilized, and the remaining facility remains available for use. The weighted average interest rate under the facility for the period was 7.25%.

While cash flows from operations are expected to be sufficient to cover our operating commitments, should there be a major deterioration in refining or downstream margins, our operations may not generate sufficient cash flows to cover all of the interest and principal payments under our debt facilities noted above. As a result, we may be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these debt facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us. The global credit crisis may further impact our ability to refinance these debt facilities.

Other Sources of Capital

Upstream

Currently for expenditures on exploration wells, appraisal wells and extended well programs, funding of our share of these costs is sourced from operational cash flows, secured and unsecured borrowings, asset sales and/or equity raising activities.

On October 30, 2008, Petromin PNG Holdings Limited ('Petromin'), a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea ("the State"), agreed to take a 20.5% direct interest in the Elk/Antelope field. Petromin contributed an initial deposit and will fund 20.5% of the costs of developing the Elk/Antelope field.

The relevant legislation containing the State's right to invest arises upon issuance of the PDL, which has not yet occurred. The agreement contains certain provisions applicable in the event that the PDL is not issued within a certain timeframe, or the State does not designate Petromin to hold its interest at that time. In the event the PDL is not granted for the Elk/Antelope field, Petromin will be issued with common shares based on a five day volume weighted average price ('VWAP') immediately prior to the date of issue. As at December 31, 2008, $4.0 million had been received from Petromin.

Cash calls are made on IPI investors and Petromin for their share of appraisal wells and extended well programs.

Summary of Cash Flows

($ thousands)	Year ended December 31,		
	2008	2007	2006
Net cash inflows/(outflows) from:			
Operations	15,586	(31,620)	2,187
Investing	(47,391)	(34,370)	(97,071)
Financing	36,913	78,170	66,963
Net cash movement	**5,108**	**12,180**	**(27,921)**
Opening cash	43,862	31,681	59,602
Closing cash	**48,970**	**43,861**	**31,681**

Analysis of Cash Flows Provided By/(Used In) Operating Activities Comparing the Years Ended December 31, 2008 and 2007

The following table outlines the key variances, the net of which primarily explains the variance in the cash flows from operating activities from an outflow of $31.6 million in the year ended December 31, 2007 as compared to an inflow of $15.6 million in 2008:

Yearly Variance ($ millions)	
$47.2	**Variance for the comparative periods primarily due to:**
($12.2)	Increase in cash used by operations prior to changes in operating segments working capital.
$59.4	Increase in cash provided by operations due to working capital movements. These working capital movements relate to the timing of receipts, payments and inventory purchases, along with the decreasing crude and refined product price environment.

Analysis of Cash Flows Provided By/(Used In) Investing Activities Comparing the Years Ended December 31, 2008 and 2007

The following table outlines the key variances, the net of which primarily explains the variance in the cash flows from investing activities from an outflow of $34.3 million in the year ended December 31, 2007 as compared to $47.3 million in 2008:

Yearly Variance ($ millions)	
($13.0)	**Variance for the comparative periods primarily due to:**
$5.2	Lower cash outflow on oil and gas exploration expenditure – the current year outflows related to the Elk-4A and Antelope drilling and extended well drilling program. The extended well program is partly funded by cash calls to the IPI investors.
($3.5)	Lower cash inflows from cash calls made from IPI investors in relation to the Elk/Antelope extended well programs.
$2.1	Reduction in expenditure on plant and equipment.
$6.5	Proceeds received from the sale of our interest in PRL 4 and 5.
($14.0)	Higher cash outflows due to movement in our secured cash restricted balances in line with the usage of the BNP working capital facility at period ends.
($5.9)	Decrease in cash used in our development segments for working capital requirements. This working capital relates to movement in accounts payables and accruals of our Upstream and LNG segment.
($7.0)	$7.0 million received in the third quarter of 2007 on settlement of the insurance claim for the Elk well blowout.
$3.3	Final settlement payment of the $3.3 million made in 2007 for the acquisition of Shell's PNG distribution assets.

Analysis of Cash Flows Provided By/(Used In) Financing Activities Comparing the Years Ended December 31, 2008 and 2007

The following table outlines the key variances, the net of which primarily explains the variance in the cash flows from financing activities from an inflow of $78.2 million in the year ended December 31, 2007 as compared to $36.9 million in 2008:

Yearly Variance ($ millions)	
($41.3)	**Variance for the comparative periods primarily due to:**
($27.3)	Higher repayment of the BNP Paribas working capital facility.
$94.8	Net proceeds from the issuance of debentures during May 2008.
($14.3)	Net proceeds from the issuance of preference shares during December 2007
($70.0)	Repayment of the Merrill Lynch bridging facility during May 2008.
($4.5)	Repayment of two installments of the OPIC secured loan in June 2008 and December 2008 compared to only one payment made during 2007.
($0.4)	Lower cash inflows relating to the Elk option agreement - $5.5 million in the year to December 31, 2008 compared with $5.9 million in the same period of 2007.
$4.0	Net payments received from Petromin in the quarter ended December 31, 2008.
($23.9)	Net proceeds from the issuance of common shares during 2007.

Capital Expenditures

Upstream Capital Expenditures

Gross capital expenditures for exploration in Papua New Guinea for the year ended December 31, 2008 were $63.9 million compared with $69.1 million during the same period of 2007.

The following table outlines the key expenditures in the year ended December 31, 2008:

Yearly ($ millions)	
$63.9	**Expenditures in the year ended December 31, 2008 due to:**
$8.3	Drilled the Elk-4 appraisal well as part of the Elk extended well program.
$9.3	Drilled the Elk-4A exploratory well intersecting the Antelope structure.
$17.1	Tested the Elk-4A appraisal well as part of the Elk extended well program.
$22.6	Preparatory/drilling costs on the Antelope-1 appraisal well.
$1.0	Preparatory costs on our next appraisal well Antelope-2.
$0.9	Costs incurred in developing Elk PDL.
$1.1	Field geology costs on PPL 236 and PPL 237.
$4.4	Fixed assets additions and inventory purchases.

The IPI investors are required to fund 28.175% of the Elk extended well program costs to maintain their interest in that well program. The amounts capitalized in our books, or expensed as incurred, in relation to the extended well program are the net amounts after adjusting for the IPI investors' interest in the program.

Petromin has contributed an initial $3.0 million deposit towards past costs and will fund 20.5% of ongoing costs for developing the fields. Petromin contributed an additional $1.0 million towards these ongoing costs in December 2008. All funds received are being treated as a deposit until a PDL is granted.

Midstream Capital Expenditures

There were no major capital expenditures in our Midstream refinery business segment for the year ended December 31, 2008.

Downstream Capital Expenditures

Capital expenditures for the Downstream wholesale and retail distribution business segment were $4.1 million for year ended December 31, 2008. These expenditures mainly related to major tankage repairs in Rabaul.

Capital Requirements

The oil and gas industry is capital intensive and our business plans necessarily involve raising additional capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital. No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us, particularly given the current market conditions.

Upstream

We are obliged under our $125.0 million IPI agreement entered into in February 2005 to drill eight exploration wells. As at December 31, 2008, we estimate that a further $43.9 million will be required to fulfill this commitment. The timing of this is subject to our discretion.

We will need to raise additional funds in order for us to complete the program and meet the obligation to drill the remaining four wells under the IPI agreement. The cost of drilling exploration wells in Papua New Guinea is subject to numerous factors. Existing cash balances and ongoing cash generated from operations will not be sufficient to facilitate further development of the Elk/Antelope well prospect and to satisfy our obligations under the IPI agreement.

Therefore we must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable sufficient cash to be available to meet these obligations and further our development plans. No assurances can be given that we will be successful in obtaining new sources of capital on terms acceptable to us, particularly given the current market conditions.

In the event that we establish sufficient gas resources and reserves, we will also be required to obtain substantial amounts of financing for the Elk field development and delivery of gas to the LNG project and it would take a number of years to complete these projects. In the event that the viability of the LNG project is established, we plan to use a combination of debt, equity and the partial sale of capitalized properties to strategic investors to raise adequate capital. The availability and cost of various sources of financing is highly dependent on market conditions at the time and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable. If the disruption in the financial and credit markets continue for an extended period of time, this financing may be more expensive and difficult to obtain.

Midstream - Refining

We believe that we will have sufficient funds from our operating cashflows to pay our estimated capital expenditures for 2009. We also believe cash flows from operations will be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility. Should there be a major deterioration in refining margins or the IPP review not yield an agreement for the revision of the IPP formula applicable to our refined product, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements.

As a result, we may be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us, particularly given the current market conditions.

Midstream - Liquefaction

Completion of any LNG Project will require substantial amounts of financing and construction will take a number of years to complete. As a joint venture partner in the project, if the project proceeds we would be required to fund our share of the development costs. No assurances can be given that we will be able to source sufficient gas reserves, successfully construct such a facility, or as to the timing of such construction.

The availability and cost of capital is highly dependent on market conditions at the time we raise such capital. We can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable to us. If the disruption in the financial and credit markets continue for an extended period of time, this financing may be more expensive and difficult to obtain.

Downstream

We believe on the basis of current market conditions and the status of our business that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2009.

Contractual Obligations and Commitments

The following table contains information on payments for contracted obligations due for each of the next five years and thereafter. It should be read in conjunction with our financial statements for the year ended December 31, 2008 and the notes thereto:

"Contractual obligations ($ thousands)"	Payments Due by Period ($ thousands)						
	Total	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Secured loan and debenture obligations	141,475	9,000	9,000	9,000	9,000	87,975	17,500
Indirect participation interest (1)	1,384	540	844	-	-	-	-
PNG LNG Inc. Joint Venture (proportionate share of commitments)	904	884	20	-	-	-	-
Petroleum prospecting and retention licenses (2)	95,000	16,500	4,500	23,333	35,333	15,334	-
Total	**238,763**	**26,924**	**14,364**	**32,333**	**44,333**	**103,309**	**17,500**

(1) These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in July 2003. See Note 18 to our audited financial statements for the year ended December 31, 2008.

(2) The amount pertaining to the petroleum prospecting and retention licenses represents the amount we have committed as a condition on renewal of these licenses. Of this commitment, as at December 31, 2008, management estimates that $43,926,310 would satisfy the commitments in relation to the IPI investors.

Off Balance Sheet Arrangements

Neither during the quarter or year ended, nor as at December 31, 2008, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.

Transactions with Related Parties

Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $150,000 during the year ended December 31, 2008 (December 2007 - $150,000). This management fee relates to Petroleum Independent and Exploration Corporation acting as the General Manager of one of our subsidiaries, S.P. InterOil, LDC, in compliance with OPIC loan requirements.

Amounts due to directors and executives at December 31, 2008 totaled $27,750 for directors fees (December 2007 - $nil) and $nil for executive bonuses (December 2007 - $nil).

Share Capital

Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized. As of December 31, 2008, we had 35,923,692 common shares and nil preferred shares outstanding (43,424,444 common shares on a fully diluted basis).

Derivative Instruments

Our revenues are derived from the sale of refined products. Prices for refined products and crude feed stocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.

Generally, we purchase crude feedstock two months in advance, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed. Due to the fluctuation in prices during this period, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feed stocks and refined products. Such an activity is better known as hedging and risk management. These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feed stocks contracts is reduced. On the flip side, when we have locked-in the refinery margin and if the difference between our sales price of the refined products and our acquisition price of crude feed stocks expands or increases, then the benefits would be limited to the locked-in margin.

The derivatives instrument which we generally use is the over-the-counter (OTC) swap. The swaps transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the International Petroleum Exchange (IPE) and Nymex Exchanges. We believe these hedge counterparties to be credit worthy. However, given the financial and credit market crisis, the creditworthiness of our hedge counterparties could change quickly. It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins. Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities. The derivatives swaps instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also bench-mark crudes such as Tapis and Dubai. Using these tools, we actively engage in hedging activities to lock in margins. Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instruments such as Brent futures on the IPE to hedge our crude costs.

At December 31, 2008, InterOil had a net receivable of $31.3 million relating to commodity hedge contracts. Of this total, a receivable of $16.3 million relates to hedge accounted contracts as at December 31, 2008 and a receivable of $15.1 million relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued. The

gain on hedges for which final pricing will be determined in future periods was $18.0 million and has been included in comprehensive income. Subsequent to year end, these unrealized hedges were terminated and the mark-to-market gains were realized. However, these gains will not be realized in our Statement of Operations until the period that these hedges were initially taken to cover.

A profit of $3.7 million was recognized from the effective portion of priced out hedge accounted contracts for the year ended December 31, 2008 (Dec 2007 – loss of $2.5 million), and a profit of $24.0 million was recognized on the non-hedge accounted derivative contracts and the ineffective portion of hedge accounted contracts for the year ended December 31, 2008 (Dec 2007 – loss of $7.3 million).

For a detailed description of our current derivative contracts as of December 31, 2008, see Note 7 to our financial statements for the year ended December 31, 2008. We will continue with our hedging and risk management program in 2009 and we will continue to evaluate new approaches to enhance our hedging arrangement and margin protection.

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The following accounting policies involve estimates that are considered critical due to the level of sensitivity and judgment involved, as well as the impact on our consolidated financial position and results of operations. The information about our critical accounting estimates should be read in conjunction with Note 2 of the notes to our consolidated financial statements for the year ended December 31, 2008, which summarizes our significant accounting policies.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is provided against any portion of a future tax asset which will more than likely not be recovered. In considering the recoverability of future tax assets and liabilities, we consider a number of factors, including the consistency of profits generated from the refinery, likelihood of production from Upstream operations to utilize the carried forward exploration costs, etc. If actual results differ from the estimates or we adjust the estimates in future periods, we may need to record a valuation allowance. The net deferred income tax assets as of December 31, 2008 and 2007 were $4.3 million and $2.9 million, respectively.

Oil and Gas Properties

We use the successful-efforts method to account for our oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. We continue to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future, or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion using the units-of-production method. Geological and geophysical costs are expensed as incurred. If our plans change or we adjust our estimates in future periods, a reduction in our oil and gas properties asset will result in a corresponding increase in the amount of our exploration expenses. The net costs of drilling exploratory wells carried as an asset as of December 31, 2008 and 2007 were $103.1 million and $62.5 million.

Asset Retirement Obligations

Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is located on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097. Future legislative action and regulatory initiatives could result in changes to our operating permits which may result in increased capital expenditures and operating costs.

Environmental Remediation

Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. We currently do not have any amounts accrued for environmental remediation obligations. Future legislative action and regulatory initiatives could result in changes to our operating permits which may result in increased capital expenditures and operating costs.

Impairment of Long-Lived Assets

We are required to review the carrying value of all property, plant and equipment, including the carrying value of oil and gas assets, for potential impairment. We test long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable by the future undiscounted cash flows. If impairment is indicated, the amount by which the carrying value exceeds the estimated fair value of the long-lived asset is charged to earnings. In order to determine fair value, our management must make certain estimates and assumptions including, among other things, an assessment of market conditions (including estimation of gross refining margins, crude price environments and its impact on IPP, etc), projected cash flows, investment rates, interest/equity rates and growth rates, that could significantly impact the fair value of the asset being tested for impairment. Due to the significant subjectivity of the assumptions used to test for recoverability and to determine fair value,

changes in market conditions could result in significant impairment charges in the future, thus affecting our earnings. Our impairment evaluations are based on assumptions that are consistent with our business plans. However, providing sensitivity analysis if other assumptions were used in performing the impairment evaluations is not practicable due to the significant number of assumptions involved in the estimates.

Legal and Other Contingent Matters

We are required to determine whether a loss is probable based on judgment and interpretation of laws and regulations and whether the loss can reasonably be estimated. When the amount of a contingent loss is determined it is charged to earnings. Our management continually monitors known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by circumstances.

New accounting standards

Standards adopted effective January 1, 2008

Effective January 1, 2008 the Company adopted the following new Canadian Institute of Chartered Accountants (CICA) sections:

- CICA 1400 – General standards of financial statement presentation
- CICA 1535 – Capital Disclosures
- CICA 3031 – Inventories
- CICA 3862 – Financial Instruments – Disclosures; and
- CICA 3863 – Financial Instruments – Presentation

These new accounting standards provide requirements for the presentation and disclosure of financial instruments and capital disclosures. The standards have been adopted prospectively and as such the comparative consolidated financial statements have not been restated. The adoption of these Handbook sections had no impact on opening retained earnings or accumulated other comprehensive income.

General standards of financial statement presentation

This Section has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are applicable to all entities and are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Capital Disclosures

This Section establishes standards for disclosing information about an entity's capital and how it is managed. This section has resulted in InterOil disclosing information in note 3(h) below that enables users of its financial statements to evaluate the Company's objectives, policies and processes for managing capital.

Inventories

This section establishes standards for the measurement and disclosure of inventories. It provides the Canadian equivalent to International Financial Reporting Standard IAS 2, "Inventories". There is no impact due to this new standard on the accounting policies of the Company.

Financial Instruments – Disclosure and Presentation

The objectives of these Sections are to require entities to provide disclosures in their financial statements that enable users to evaluate:

a. the significance of financial instruments for the entity's financial position and performance

b. the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks; and

c. to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows.

New Accounting standards not yet applicable as at December 31, 2008

Based on the detailed review conducted by the Company of the new CICA sections, or revisions to current sections, that are effective January 1, 2009, no items have been identified as having any material impact on the Company's financial statements.

In 2006, the Accounting Standards Board (AcSB) announced its intentions to adopt International Financial Reporting Standards (IFRS) as Canadian GAAP, tentatively effective January 1, 2011. In anticipation of the change, the AcSB began revising certain Canadian accounting standards to conform to IFRS in advance of the 2011 implementation date. The required change to IFRS is mandatory for all Canadian publicly accountable entities, which includes those with public debt.

The SEC currently allows foreign private issuers using IFRS as their primary GAAP to not provide reconciliation to U.S. GAAP in their financial statements. The AcSB in Canada is also evaluating the possibility of allowing entities to early adopt IFRS reporting.

We will strongly consider early adopting IFRS, if allowed by the AcSB, to benefit from the exemption from U.S. GAAP reconciliation. We have set up a Steering Committee and Project Management Team to evaluate the key differences between Canadian GAAP and IFRS and prepare for the transition. The Steering Committee will report to the Audit Committee on a regular basis on the progress of the transition project and key differences that need to be addressed for the transition.

Based on the preliminary work performed on evaluating key differences between Canadian GAAP and IFRS as applicable to us, no major differences were noted that would have significant impact on transition to IFRS.

Non-Gaap Measures and Reconciliation

Gross Margin is a non-GAAP measure and is 'sales and operating revenues' less 'cost of sales and operating expenses'.

Consolidated – Operating results ($ thousands, except per share data)	Year ended December 31,		
	2008	2007	2006
Sales and operating revenues	915,579	625,526	511,088
Cost of sales and operating expenses	(888,623)	(573,609)	(499,495)
Gross Margin	**26,956**	**51,917**	**11,593**

Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by us to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP. Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table. The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended ($ thousands)	2008				2007			
	Dec-31	Sep-30 (restated)	Jun-30 (restated)	Mar-31 (restated)	Dec-31 (restated)	Sep-30 (restated)	Jun-30 (restated)	Mar-31 (restated)
Upstream	(2,483)	231	10,164	(1,135)	(3,128)	(5,015)	(5,492)	(4,009)
Midstream – Refining	(13,976)	17,516	16,329	5,724	9,589	(1,332)	3,775	6,336
Midstream – Liquefaction	(2,501)	(1,570)	(1,784)	(1,636)	(797)	(4,104)	(444)	(322)
Downstream	(7,244)	610	7,893	4,529	3,627	3,301	2,760	3,028
Corporate and Consolidated	(2,639)	27	(5,248)	(347)	(2,394)	(3,105)	4,959	(1,931)
Earnings before interest, taxes, depreciation and amortization	**(28,843)**	**16,814**	**27,354**	**7,135**	**6,897**	**(10,255)**	**5,558**	**3,102**
Subtract:								
Upstream	(1,345)	(1,137)	(841)	(704)	(474)	(177)	(178)	(206)
Midstream – Refining	(2,771)	(2,113)	(2,263)	(2,761)	(4,397)	(8,155)	(2,156)	(2,091)
Midstream – Liquefaction	(65)	(63)	(60)	(53)	(53)	(53)	-	-
Downstream	(2,232)	(885)	(715)	(1,005)	(1,145)	(3,320)	66	(39)
Corporate and Consolidated	546	152	(1,050)	(667)	624	6,483	(2,590)	(2,146)
Interest expense [(1) (2)]	**(5,867)**	**(4,046)**	**(4,929)**	**(5,190)**	**(5,445)**	**(5,222)**	**(4,858)**	**(4,482)**
Upstream	0	-	-	-	-	-	-	-
Midstream – Refining	-	-	-	-	(44)	69	12	(17)
Midstream – Liquefaction	(12)	(25)	(49)	(24)	(13)	-	-	-
Downstream	4,297	82	(3,213)	(752)	(1,112)	261	(32)	(483)
Corporate and Consolidated	(159)	(24)	(124)	(81)	(12)	214	(15)	(13)
Income taxes and non-controlling interest	**4,126**	**33**	**(3,386)**	**(857)**	**(1,181)**	**544**	**(35)**	**(513)**
Upstream	(175)	(134)	(135)	(154)	(134)	299	(338)	(309)
Midstream – Refining	(2,742)	(2,742)	(2,723)	(2,761)	(2,158)	(2,781)	(2,748)	(2,717)
Midstream – Liquefaction	(19)	(19)	(16)	(15)	(15)	-	-	-
Downstream	(722)	(693)	(582)	(573)	(700)	(497)	(552)	(456)
Corporate and Consolidated	14	15	17	18	21	20	20	21
Depreciation and amortisation	**(3,644)**	**(3,573)**	**(3,439)**	**(3,485)**	**(2,986)**	**(2,959)**	**(3,618)**	**(3,461)**
Upstream	(4,003)	(1,039)	9,188	(1,993)	(3,736)	(4,893)	(6,009)	(4,524)
Midstream – Refining	(19,490)	12,660	11,345	202	2,990	(12,199)	(1,117)	1,511
Midstream – Liquefaction	(2,596)	(1,677)	(1,910)	(1,728)	(878)	(4,157)	(444)	(322)
Downstream	(5,900)	(886)	3,383	2,198	670	(254)	2,242	2,050
Corporate and Consolidated	(2,238)	171	(6,405)	(1,075)	(1,761)	3,612	2,374	(4,069)
Net profit (loss) per segment	**(34,227)**	**9,229**	**15,601**	**(2,396)**	**(2,715)**	**(17,891)**	**(2,954)**	**(5,354)**

(1) The inter-company interest charges have been restated for quarter ended March 31, 2008 and June 30, 2008 to reflect transfer of certain inter-company loan balances to inter-company investments.

(2) During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream – Liquefaction segments to reflect a more accurate view of its segment results. The prior year comparatives have been reclassified to conform to the current classification.

Public securities filings

You may access additional information about us, including our Annual Information Form for the year ended December 31, 2008, in documents filed with the Canadian Securities Administrators at www.sedar.com, and in documents, including our Form 40-F, filed with the U.S. Securities and Exchange Commission at www.sec.gov. Additional information is also available on our website www.interoil.com.

Disclosure controls and procedures

The CEO, Mr. Mulacek, and the CFO, Mr. Visaggio, evaluated the effectiveness of our disclosure controls and procedures ("DC&P") for the period ending December 31, 2008. Our DC&P are designed to provide reasonable assurance that all material information relating to InterOil is made known to the CEO and CFO by others and that all information required to be disclosed by InterOil for all reports and filings pursuant to applicable Canadian securities legislation is recorded, processed, summarized and reported within the prescribed time periods. Based on their evaluation, the CEO and CFO concluded that our DC&P are effective to provide reasonable assurance with respect to the foregoing objectives.

Internal Control Over Financial Reporting

The CEO and the CFO have also evaluated the effectiveness of InterOil's internal controls over financial reporting ("ICFR") for the period ending December 31, 2008. InterOil's ICFR are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. However, because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In making their evaluation, they used the criteria set forth in the framework established by the Committee of Sponsoring Organizations (COSO) entitled – Internals Controls – Integrated Framework. Based on their evaluation, the CEO and CFO concluded that our ICFR are effective to provide reasonable assurance with respect to the objectives of our ICFR.

Management's report

The management of InterOil Corporation is responsible for the financial information and operating data presented in this Annual Report.

The consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances.

Financial statements are not precise as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared on a basis consistent with that in the consolidated financial statements.

InterOil Corporation maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are properly accounted for and adequately safeguarded.

The Audit Committee, appointed by the Board of Directors, is composed of independent non-management directors. The Committee meets regularly with management, as well as the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board.

The 2008 consolidated financial statements have been audited by PricewaterhouseCoopers, the independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. PricewaterhouseCoopers has full and free access to the Audit Committee.

Phil Mulacek
Chief Executive Officer

Collin Visaggio
Chief Financial Officer

Independent audit report to the shareholders of InterOil Corporation

Independent Auditors' Report

To the Shareholders of InterOil Corporation:

We have completed integrated audits of InterOil Corporation's 2008 and 2007 consolidated financial statements and an audit of its 2006 consolidated financial statements. We have also completed an audit of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of InterOil Corporation as at December 31, 2008, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the years in the three year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of the Company's financial statements as at December 31, 2008 and 2007 and for each of the years in the two year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company's financial statements for the year ended December 31, 2006 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited InterOil Corporation's internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers
Melbourne, Australia
March 27, 2009

Consolidated Balance Sheets (Expressed in United States dollars)

	As at		
	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Assets			
Current assets:			
Cash and cash equivalents (note 5)	48,970,572	43,861,762	31,681,435
Cash restricted (note 7)	25,994,258	22,002,302	29,301,940
Trade receivables (note 8)	42,887,823	63,145,444	67,542,902
Commodity derivative contracts (note 7)	31,335,050	-	1,759,575
Other assets	167,885	146,992	2,954,946
Inventories (note 9)	83,037,326	82,589,242	67,593,558
Prepaid expenses	4,489,574	5,102,540	880,640
Total current assets	**236,882,488**	**216,848,282**	**201,714,996**
Cash restricted (note 7)	290,782	382,058	3,217,284
Deferred financing costs	-	-	1,716,757
Plant and equipment (note 10)	223,585,559	232,852,222	242,642,077
Oil and gas properties (note 11)	128,013,959	84,865,127	54,524,347
Future income tax benefit (note 12)	3,070,182	2,867,312	1,424,014
Total assets	**591,842,970**	**537,815,001**	**505,239,475**
Liabilities and shareholders' equity			
Current liabilities:			
Accounts payable and accrued liabilities (note 13)	78,147,736	60,427,607	76,095,369
Commodity derivative contracts (note 7)	-	1,960,300	-
Working capital facility (note 15)	68,792,402	66,501,372	36,873,508
Deferred hedge gain (note 7)	-	-	1,385
Deferred liquefaction project liability (note 18)	-	-	6,553,080
Current portion of secured loan (note 18)	9,000,000	136,776,760	13,500,000
Current portion of indirect participation interest - PNGDV (note 19)	540,002	1,080,004	730,534
Total current liabilities	**156,480,140**	**266,746,043**	**133,753,876**
Accrued financing costs (note 18)	-	-	1,087,500
Secured loan (note 18)	52,365,333	61,141,389	184,166,433
8% subordinated debenture liability (note 23)	65,040,067	-	-
Preference share liability (note 22)	-	7,797,312	-
Deferred gain on contributions to LNG project (note 14)	17,497,110	9,096,537	-
Indirect participation interest (note 19)	72,476,668	96,086,369	96,861,259
Indirect participation interest - PNGDV (note 19)	844,490	844,490	1,190,633
Total liabilities	**364,703,808**	**441,712,140**	**417,059,701**
Non-controlling interest (note 20)	**5,235**	**4,292**	**5,759,206**
Shareholders' equity:			
Share capital (note 21)	373,904,356	259,324,133	233,889,366
Authorised - unlimited			
Issued and outstanding - 35,923,692			
(Dec 31, 2007 - 31,026,356)			
(Dec 31, 2006 - 29,871,180)			
Preference shares (note 22)	-	6,842,688	-
(Authorised - 1,035,554, issued and outstanding - nil)			
8% subordinated debentures (note 23)	10,837,394	-	-
Contributed surplus (note 24)	15,621,767	10,337,548	4,377,426
Warrants (note 25)	2,119,034	2,119,034	2,137,852
Accumulated Other Comprehensive Income	27,698,306	6,025,019	1,492,869
Conversion options (note 19)	17,140,000	19,840,000	20,000,000
Accumulated deficit	(220,186,930)	(208,389,853)	(179,476,945)
Total shareholders' equity	**227,133,927**	**96,098,569**	**82,420,568**
Total liabilities and shareholders' equity	**591,842,970**	**537,815,001**	**505,239,475**

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 27), Going Concern (note 2(b))

On behalf of the Board - Phil Mulacek, Director   Christian Vinson, Director

Consolidated Statement of Operations (Expressed in United States dollars)

	Year ended		
	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Revenue			
Sales and operating revenues	915,578,709	625,526,068	511,087,934
Interest	931,785	2,180,285	3,223,995
Other	3,216,445	2,666,890	3,747,603
	919,726,939	**630,373,243**	**518,059,532**
Expenses			
Cost of sales and operating expenses	888,623,109	573,609,441	499,494,540
Administrative and general expenses	31,227,627	31,998,655	23,288,330
Derivative (gain)/loss	(24,038,550)	7,271,693	(2,559,712)
Legal and professional fees	11,523,045	6,532,646	3,937,517
Exploration costs, excluding exploration impairment (note 11)	995,532	13,305,437	6,176,866
Exploration impairment (note 11)	107,788	1,242,606	1,647,185
Short term borrowing costs	6,514,060	5,565,828	8,478,540
Long term borrowing costs	17,459,186	17,182,446	11,856,872
Depreciation and amortization	14,142,546	13,024,258	12,352,672
Loss on amendment of indirect participation interest - PNGDV (note 19)	-	-	1,851,421
Gain on LNG shareholder agreement (note 18)	-	(6,553,080)	-
Gain on sale of oil and gas properties (note 11)	(11,235,084)	-	-
Foreign exchange gain	(3,878,150)	(5,078,338)	(4,744,810)
	931,441,109	**658,101,592**	**561,779,421**
Loss before income taxes and non-controlling interest	**(11,714,170)**	**(27,728,349)**	**(43,719,889)**
Income taxes (note 12)			
Current	(1,564,038)	(2,491,761)	(1,232,487)
Future	1,482,074	1,284,869	(1,110,386)
	(81,964)	**(1,206,892)**	**(2,342,873)**
Loss before non-controlling interest	**(11,796,134)**	**(28,935,241)**	**(46,062,762)**
Non-controlling interest (note 20)	(943)	22,333	263,959
Net loss	**(11,797,077)**	**(28,912,908)**	**(45,798,803)**
Basic loss per share (note 26)	**(0.35)**	**(0.96)**	**(1.55)**
Diluted loss per share (note 26)	**(0.35)**	**(0.96)**	**(1.55)**
Weighted average number of common shares outstanding			
Basic and diluted	33,632,390	29,998,133	29,602,360

See accompanying notes to the consolidated financial statements

Consolidated Statement of Cash Flows (Expressed in United States dollars)

	Year ended		
	December 31, 2008 $	December 31, 2007 $ (restated) *	December 31, 2006 $
Cash flows provided by (used in):			
Operating activities			
Net loss	(11,797,077)	(28,912,908)	(45,798,803)
Adjustments for non-cash and non-operating transactions			
Non-controlling interest	943	(22,333)	(263,959)
Depreciation and amortization	14,142,546	13,024,258	12,352,672
Future income tax asset	(202,870)	(1,600,985)	1,333,108
Fair value adjustment on IPL PNG Ltd. acquisition	-	(367,935)	-
(Gain)/loss on sale of plant and equipment	(16,250)	269,321	263,945
Gain on sale of exploration assets	(11,235,084)	-	-
Impairment of plant and equipment	-	960,000	755,857
Amortization of discount on debt	-	-	28,891
Amortization of discount on debentures liability	1,915,910	-	-
Amortization of deferred financing costs	260,400	421,691	219,033
(Gain)/loss on unsettled hedge contracts	851,500	(47,314)	(71,875)
(Gain)/loss on derivative contracts	(17,034,350)	3,765,800	(1,220,500)
Stock compensation expense	5,741,086	6,062,962	1,976,072
Inventory revaluation	8,379,587	-	-
Non-cash interest on secured loan facility	2,189,907	6,143,660	2,926,025
Non-cash interest settlement on preference shares	372,950	-	-
Non-cash interest settlement on debentures	2,620,628	-	-
Oil and gas properties expensed	1,103,320	14,548,043	7,824,051
Loss on amendment of indirect participation interest - PNGDV	-	-	1,851,421
Gain on LNG shareholder agreement	-	(6,553,080)	-
Preference share transaction costs	-	390,000	-
Gain on buy back of minority interest	-	(394,290)	-
(Gain)/loss on proportionate consolidation of LNG project	(811,765)	2,375,278	-
Unrealized foreign exchange gain	(3,728,721)	(5,078,338)	(4,744,810)
Change in operating working capital			
Decrease/(increase) in trade receivables	18,684,422	6,661,838	(6,663,218)
Increase in unrealised hedge gains	900,000	-	-
Decrease/(increase) in other assets and prepaid expenses	592,073	(2,698,546)	4,051
Decrease/(increase) in inventories	(3,189,859)	(6,033,038)	2,642,493
(Decrease)/increase in accounts payable, accrued liabilities and income tax payable	5,846,860	(34,533,991)	28,773,008
Net cash from/(used in) operating activities	**15,586,156**	**(31,619,907)**	**2,187,462**
Investing activities			
Expenditure on oil and gas properties	(63,890,512)	(69,090,092)	(47,990,758)
Proceeds from IPI cash calls	18,323,365	21,782,988	-
Expenditure on plant and equipment	(5,172,133)	(7,289,319)	(13,585,792)
Proceeds received on sale of assets	312,500	65,072	3,770,080
Proceeds received on sale of exploration assets	6,500,000	-	-
Acquisition of subsidiary (note 16)	-	(3,326,631)	(25,820,515)
Proceeds from insurance claim	-	7,000,000	-
(Increase)/decrease in restricted cash held as security on borrowings	(3,900,680)	10,134,864	(15,856,955)
Change in non-cash working capital			
Increase/(decrease) in accounts payable and accrued liabilities	436,775	6,353,247	2,412,621
Net cash (used in)/from investing activities	**(47,390,685)**	**(34,369,871)**	**(97,071,319)**
Financing activities			
Repayments of secured loan	(9,000,000)	(4,500,000)	(4,500,000)
(Repayments of)/proceeds from bridging facility, net of transaction costs	(70,000,000)	-	125,293,488
Financing fees related to bridging facility	-	(100,000)	-
Proceeds from PNG LNG cash call	9,447,250	9,450,308	-
Payments for deferred financing fees	-	(362,500)	-
Repayments of unsecured borrowings	-	-	(21,453,132)
Proceeds from Clarion Finanz for Elk option agreement	5,500,000	5,922,712	-
Proceeds from Petromin for Elk participation agreement	4,000,000	-	-
Proceeds from/(repayments of) working capital facility	2,291,030	29,627,864	(33,850,814)
Proceeds from/(payments for) issue of common shares/conversion of debt, net of transaction costs	(104,975)	23,816,100	1,473,943
Proceeds from issue of debentures, net of transaction costs	94,780,034	-	-
Proceeds from preference shares, net of transaction costs	-	14,250,000	-
Proceeds from conversion of warrants	-	65,621	-
Net cash from/(used in) financing activities	**36,913,339**	**78,170,105**	**66,963,485**
Increase/(decrease) in cash and cash equivalents	5,108,810	12,180,327	(27,920,372)
Cash and cash equivalents, beginning of period	43,861,762	31,681,435	59,601,807
Cash and cash equivalents, end of period (note 5)	**48,970,572**	**43,861,762**	**31,681,435**

See accompanying notes to the consolidated financial statements

See note 6 for non cash financing and investing activities

* See note 2(x) for details of restatement of 2007 cash flows

Consolidated Statements of Shareholders' Equity (Expressed in United States dollars)

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Share capital			
At beginning of period	259,324,133	233,889,366	223,934,500
Issue of capital stock (note 21)	114,580,223	25,434,767	9,954,866
At end of period	373,904,356	259,324,133	233,889,366
Preference Shares			
At beginning of period	6,842,688	-	-
Issue of preference shares (note 22)	-	6,842,688	-
Converted to common shares	(6,842,688)	-	-
At end of period	-	6,842,688	-
8% subordinated debentures			
At beginning of period	-	-	-
Issue of debentures (note 23)	13,036,434	-	-
Conversion to common shares during the year	(2,199,040)	-	-
At end of period	10,837,394	-	-
Contributed surplus			
At beginning of period	10,337,548	4,377,426	2,933,586
Fair value of options exercised transferred to share capital (note 24)	(456,867)	(102,840)	(532,232)
Stock compensation expense (note 24)	5,741,086	6,062,962	1,976,072
At end of period	15,621,767	10,337,548	4,377,426
Warrants			
At beginning of period	2,119,034	2,137,852	2,137,852
Movement for period (note 25)	-	(18,818)	-
At end of period	2,119,034	2,119,034	2,137,852
Accumulated Other Comprehensive Income			
At beginning of period	6,025,019	1,492,869	477,443
Deferred hedge gain recognised on transition	-	1,385	-
Deferred hedge (loss)/gain movement for period, net of tax	18,012,500	(1,385)	-
Foreign currency translation movement for period, net of tax (note 2(g))	3,660,787	4,532,150	1,015,426
At end of period	27,698,306	6,025,019	1,492,869
Conversion options			
At beginning of period	19,840,000	20,000,000	20,000,000
Movement for period (note 19)	(2,700,000)	(160,000)	-
At end of period	17,140,000	19,840,000	20,000,000
Accumulated deficit			
At beginning of period	(208,389,853)	(179,476,945)	(133,678,142)
Net loss for period	(11,797,077)	(28,912,908)	(45,798,803)
At end of period	(220,186,930)	(208,389,853)	(179,476,945)
Shareholders' equity at end of period	**227,133,927**	**96,098,569**	**82,420,568**

See accompanying notes to the consolidated financial statements

Consolidated Statements of Shareholders' Equity (Expressed in United States dollars)

	Year ended		
	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Net loss as per Statement of Operations	(11,797,077)	(28,912,908)	(45,798,803)
Other comprehensive income, net of tax	21,673,287	4,530,765	1,015,426
Comprehensive income/(loss)	**9,876,210**	**(24,382,143)**	**(44,783,377)**

See accompanying notes to the consolidated financial statements

Notes to Consolidated Financial Statements (Expressed in United States dollars)

1. Nature of operations and organization

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea ("PNG").

Management has organized the Company's operations into four major segments - Upstream, Midstream, Downstream and Corporate.

Upstream includes Exploration and Production operations for crude oil and natural gas in PNG. Midstream Refining includes refining of products for domestic market in Papua New Guinea and exports, and Midstream Liquefaction includes the work being undertaken to further the LNG project in PNG. Downstream includes Wholesale and Retail Distribution of refined products in PNG. Corporate engages in business development and improvement, common services and management, financing and treasury, government and investor relations. Common and integrated costs are recovered from business segments on an equitable driver basis.

2. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a) Basis of preparation

These financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") applicable to a going concern, which, in the case of the Company, differ in certain respects from those in the United States. These differences are described in note 29, Reconciliation to Generally Accepted Accounting Principles in the United States.

The consolidated financial statements for the year ended December 31, 2008 are in accordance with Canadian GAAP which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying Company's accounting policies. These estimates and judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates. The effect of changes in estimates on future periods have not been disclosed in these consolidated financial statements as estimating it is impracticable.

(b) Going concern

These consolidated financial statements have been prepared using Canadian GAAP applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

For the year ended December 31, 2008, the Company reported a loss of $11.8 million as compared to a loss of $28.9 million for the same period of 2007. The total operating cash inflow was $15.6 million for the year compared to a cash outflow of $31.6 million in 2007. The Company reported a net operating cash outflow, before working capital movements, of $7.2 million for the year compared to $5.0 million inflow during 2007. The net current assets for the year ended December 31, 2008 was $80.4 million compared to a net current asset deficit of $49.9 million in 2007.

The Company has cash, cash equivalents and cash restricted of $75.3 million as at December 31, 2008 (December 2007 - $66.3 million), of which $26.3 million is restricted (December 2007 - $22.4 million). The Company has a short term working capital facility of $190.0 million for its Midstream – Refining operation that is renewable annually with BNP Paribas. This facility is secured by the assets it is drawn down against. The overall facility limit has been increased by $20.0 million as part of the annual renewal process. As at December 31, 2008 only $81.0 million has been utilized, and the remaining facility remains available for use. This facility is due to be renewed in August 2009. During 2008 the Company also secured a $57.5 million (Papua New Guinea Kina 150.0 million) revolving working capital facility for its Downstream operations in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited. Westpac facility limit is Papua New Guinea Kina 80.0 million (approximately $30.7 million) and BSP facility limit is Papua New Guinea Kina 70.0 million (approximately $26.8 million). The Westpac facility is for an initial term of three years and is due for renewal in October 2011. The BSP facility is renewable annually and is due for renewal in August 2009. As at December 31, 2008 only $15.4 million of this combined facility has been utilized, and the remaining facility remains available for use. Management expects these facilities to be renewed in due course as these working capital facilities are fully secured against trade debtors, inventory and cash deposits.

With respect to its Upstream operations, the Company has no obligation to execute exploration activities within a set timeframe and therefore has the ability to postpone these activities in the event sufficient funding is not available.

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from operations will not be sufficient to facilitate further development of the Elk/Antelope well prospect and the Midstream Liquefaction LNG plant development. Therefore the Company must extend or secure sufficient funding through renewed borrowings, equity raising and or asset

sales to enable sufficient cash to be available to further its development plans. Management expects that the Company will be able to secure the necessary financing through one of, or a combination or the aforementioned alternatives. Accordingly, these financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated.

(c) Principles of consolidation

Subsidiaries

The consolidated financial statements of the Company incorporates the assets, liabilities and results of InterOil Corporation and of all subsidiaries as at December 31, 2008, December 31, 2007, December 31, 2006 and for the years then ended. Subsidiaries of InterOil Corporation as at December 31, 2008 include SP InterOil, LDC ("SPI") (99.9%), SPI Exploration and Production Corporation (100%), SPI Distribution Limited (100%), InterOil LNG Holdings Inc. (100%), InterOil Australia Pty Ltd (100%), SPI InterOil Holdings Limited (100%), Direct Employment Services Company (100%), InterOil New York Inc. (100%) and their subsidiaries. InterOil Corporation and its subsidiaries together are referred to in these financial statements as the Company or the consolidated entity.

Effective October 1, 2006 the Company acquired 100% shareholding of Shell Papua New Guinea Ltd from Shell. The acquired entity has been renamed IPL (PNG) Ltd and became a fully owned subsidiary of InterOil Products Limited. The results of IPL (PNG) Ltd have been incorporated into the Company consolidation from October 1, 2006.

During the year 2006, the Company set up PNG LNG Inc., a Bahamas incorporated entity, to construct and operate a Liquefied Natural Gas facility ('LNG Project') in PNG. In June 2007, InterOil LNG Holdings Inc. was incorporated as a holding company of InterOil's investment in PNG LNG Inc.. InterOil LNG Holdings Inc. is a 100% subsidiary of InterOil Corporation. During July 2007, the investment in PNG LNG Inc. was transferred from InterOil Corporation to InterOil LNG Holdings Inc. Refer to the section 'Proportionate consolidation of Joint Venture interests' below for the changes to InterOil's shareholding in PNG LNG Inc. due to the signing of the Shareholders' Agreement in July 2007.

In April 2008, InterOil New York Inc. was incorporated as a 100% subsidiary of InterOil Corporation to evaluate potential financing arrangements in the U.S.

Subsidiaries are all those entities over which the Company has the right and ability to obtain future economic benefits from the resources of the enterprise and is exposed to the related risks. Control of an enterprise is the continuing power to determine strategic operating, investing and financing policies without the cooperation of others. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company, refer to note 2(j). Intercompany transactions, balances and unrealized gains on transactions between Company companies are eliminated on consolidation. Minority interest in the results and equity of subsidiaries are shown separately in the consolidated statements of operations and balance sheets.

Proportionate consolidation of Joint Venture interests

During July 2007, the investment in PNG LNG Inc. ("Joint Venture Company" – previously 100% subsidiary of InterOil) was transferred from InterOil Corporation to InterOil LNG Holdings Inc. On July 30, 2007, a Shareholders' Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc. The signing of this Shareholders' Agreement meant that PNG LNG Inc. was no longer a subsidiary of InterOil and was a jointly controlled entity, between the parties to the Shareholders' Agreement, from the date of the agreement. As the entity became a joint venture in July 2007, guidance under CICA 3055 – 'Interest in Joint Ventures' has been followed and the entity has been proportionately consolidated in InterOil's consolidated financial statements from the date of the Shareholders' Agreement. The consolidated results of InterOil's proportionate shareholding in the LNG Project has been disclosed separately within the segment notes, refer to note 4. For further details on the impact of Shareholders Agreement and proportionate consolidation of the joint venture balances, refer to note 14 below.

(d) Changes in accounting policies

Effective January 1, 2008 the Company adopted the following new Canadian Institute of Chartered Accountants (CICA) sections:

- CICA 1400 – General standards of financial statement presentation
- CICA 1535 – Capital Disclosures
- CICA 3031 – Inventories
- CICA 3862 – Financial Instruments – Disclosures; and
- CICA 3863 – Financial Instruments – Presentation

These new accounting standards provide requirements for the presentation and disclosure of financial instruments and capital disclosures. The standards have been adopted prospectively and as such the comparative consolidated financial statements have not been restated. The adoption of these Handbook sections had no impact on opening retained earnings or accumulated other comprehensive income.

General standards of financial statement presentation

This Section has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are applicable to all entities and are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Capital Disclosures

This Section establishes standards for disclosing information about an entity's capital and how it is managed. This section has resulted in InterOil disclosing information in note 3(h) below that enables users of its financial statements to evaluate the Company's objectives, policies and processes for managing capital.

Inventories

This section establishes standards for the measurement and disclosure of inventories. It provides the Canadian equivalent to International Financial Reporting Standard IAS 2, "Inventories". There is no impact due to this new standard on the accounting policies of the Company.

Financial Instruments – Disclosure and Presentation

The objectives of these Sections are to require entities to provide disclosures in their financial statements that enable users to evaluate:

a. the significance of financial instruments for the entity's financial position and performance
b. the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks; and
c. to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows.

These revised sections have resulted in InterOil disclosing additional information on the risk arising from financial instruments to which InterOil is exposed to, refer note 3 below for detailed information.

(e) New standards issued but not yet effective

Based on the detailed review conducted by the Company of the new CICA sections, or revisions to current sections, that are effective January 1, 2009, no items have been identified as having any material impact on the Company's financial statements.

(f) Segment reporting

An operating segment (also referred to as a 'business segment') is a component of an enterprise:

a. that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other segments of the same enterprise),
b. whose operating results are regularly reviewed by the Company's management to make decisions about resources to be allocated to the segment and assess its performance, and
c. for which discrete financial information is available.

The Company's assets and operations are predominantly based in Papua New Guinea and therefore are disclosed as one geographical segment. Refer to note 1 for the management's organization of the Company by business segment.

(g) Foreign currency translation

Functional and reporting currency

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in United States Dollars which is InterOil's functional and reporting currency.

Self Sustaining and Integrated Foreign Operations

For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance sheet date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are reported as a separate component of shareholders' equity as a Foreign currency translation adjustment.

For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are included in the statement of operations.

(h) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. The following particular accounting policies, which significantly affect the measurement of results, have been applied.

Revenue from midstream operations

Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales between the business segments of the Company have been eliminated from sales and operating revenues and cost of sales.

Revenue from downstream operations

Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company's policy to sell products with a right of return.

Interest income

Interest income is recognized on a time-proportionate basis.

(i) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is more likely than not that future taxable amounts will be available to utilize those temporary differences and losses. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.

In addition to income taxes, InterOil is subject to Goods and Services Tax, Excise duty and other taxes in Papua New Guinea, Australia and Canada. The consolidated statement of operations is prepared on a net basis by the Company.

(j) Acquisitions of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities assumed at the date of exchange plus costs directly attributable to the acquisition.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference, to the extent possible, is allocated against acquired fixed assets in accordance with the standards on a pro rata basis. Any further excess is presented as an extraordinary gain in the statement of operations.

Where settlement of any part of cash consideration is deferred, the amounts payable in future are discounted to their present value as at the date of exchange. The discount rate is the Company's incremental borrowing rate, being the rate at which similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(k) Impairment of assets

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its fair value. Fair value is the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. When no liquid market exists, the fair value is the present value of future cash flows discounted at the risk free rate of interest plus a risk premium. If an impairment loss is recognized, the adjusted carrying amount becomes the new cost basis.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

(l) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.

(m) Restricted cash

Restricted cash consists of cash on deposit with a maturity of less than three months at the time of purchase but which is restricted from being used in daily operations. Restricted cash is carried at cost and any accrued interest is classified under other assets.

(n) Trade receivables

The collectability of trade receivables is assessed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The amount of provision is recognized in the statement of operations.

The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility. The receivables are retained on the balance sheet as the Company retains control over these receivables.

(o) Inventory

Raw materials and stores and finished goods

Raw materials and finished goods are stated at the lower of costs and net realizable value. Costs comprise direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure. Net realizable value is the estimated selling price in the ordinary course of the business less the estimated costs of completion and the estimated costs necessary to make the sale. Stores are stated at cost less provision for obsolescence.

Crude oil and refined petroleum products

Crude oil and refined petroleum products are recorded on a first-in, first-out basis and the net realizable value test for crude oil and refined petroleum products are performed separately. The cost of midstream refined petroleum product consists of raw material, labor, direct overheads and transportation costs. The cost of downstream refined petroleum product includes the cost of the product plus related freight, wharfage and insurance.

(p) Assets held for sale

Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognized for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell an asset but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of sale of the non-current asset is recognized at the date of derecognition.

Non-current assets are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale are presented separately from other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

(q) Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its crude purchase cost exposures and its finished products sales price exposures. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes. The Company may choose to designate derivative financial instruments as hedges.

When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring effectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded as a component of

Other comprehensive Income until earnings are affected by the variability in cash flows of the designated hedged item. For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

(r) Deferred financing costs

Deferred financing costs represent the unamortized financing costs paid to secure borrowings. Amortization is provided on an effective yield basis over the term of the related debt and is included in expenses for the period. In accordance with revised guidance under CICA Section 3861 – Financial Instruments – disclosure and presentation, InterOil has reclassified the unamortized deferred financing costs amounting to $1,716,757 as at January 1, 2007, previously disclosed as a separate item under Non-current assets, to offset the respective liability accounts.

(s) Plant and equipment

Refinery assets

The Company's most significant item of plant and equipment is the oil refinery in Papua New Guinea which is included within midstream assets. The pre-operating stage of the refinery ceased on January 1, 2005. Project costs, net of any recoveries, incurred during the pre-operating stage were capitalized as part of plant and equipment. Development costs and the costs of acquiring or constructing support facilities and equipment are also capitalized.

The refinery assets are recorded at cost. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations were capitalized as part of the cost of such plant and equipment.

Refinery related assets are depreciated on straight line basis over their useful lives, at an average rate of 4% per annum. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs.

Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Major turnaround costs will be deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. No major turnaround costs have been incurred during the year ended December 31, 2008.

Other assets

Property, plant and equipment are recorded at cost. Depreciation of assets begins when the asset is in place and ready for its intended use. Assets under construction and deferred project costs are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized. The depreciation rates by category are as follows:

Downstream	0% - 25%
Midstream	1% - 33%
Upstream	4% - 100%
Corporate	13% - 33%

During the year 2006, InterOil adopted a deminimus threshold of $5,000 below which all capital purchases are expensed in the period of purchase. This was effected retrospectively and all individual items not meeting the capitalization criteria adopted, were written off in 2006.

Leased assets

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are classified at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and the finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.

Asset retirement obligations

Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs.

The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097.

Environmental remediation

Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. As at December 31, 2008, no provision has been raised.

Disposal of property, plant and equipment

At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is included in the statement of operations.

(t) Oil and gas properties

The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economic reserves. Capitalized costs for producing wells will be subject to depletion on the units-of-production method.

Geological and geophysical costs are expensed as incurred, except when they have been incurred to facilitate production techniques, to increase total recoverability and to determine the desirability of drilling additional development wells within a proved area. Geological and geophysical costs capitalized would be included as part of the cost of producing wells and be subject to depletion on the units-of-production method.

(u) Accounts payable and accrued liabilities

These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. These amounts are unsecured and are usually paid within 30 days of recognition.

(v) Employee entitlements

Wages and salaries, and annual leave

Liabilities for wages and salaries, including annual leave expected to be settled within 12 months of the reporting date are recognized in accounts payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when liabilities are settled.

Long Service Leave

The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures, periods of service and statutory obligations.

Retirement benefit obligations

The Company contributed to a defined contribution plan and the Company's legal or constructive obligation is limited to these contributions. Contributions to the defined contribution fund are recognized as an expense as they become payable.

Stock-based compensation

Stock-based compensation benefits are provided to employees pursuant to the 2006 Stock Incentive Plan (with some options still in existence having been granted under the now superseded Incentive Stock Option Plan of 2002). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date and expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option. Upon exercise of options, the balance of the

contributed surplus relating to those options is transferred to share capital. The Company uses the fair value based method to account for employee stock options. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award's vesting period.

Profit-sharing and bonus plans

The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(w) Earnings per share

Basic earnings per share

Basic common shares outstanding are the weighted average number of common shares outstanding for each period. The calculation of basic per share amounts is based on net earnings/(loss) divided by the weighted average of common shares outstanding.

Diluted earnings per share

Diluted per share amounts are computed similarly to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, conversion options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average price during the reporting period.

(x) Reclassification

Certain prior years' amounts have been reclassified to conform to current presentation.

Nine month period ended September 30, 2008, six month period ended June 30, 2008, three month period ended March 31, 2008 and year ended December 31, 2007 cash flows have been adjusted to correctly reflect the classification of deferred gain in relation to the LNG project. For details of adjustments made to the previously published financial statements, refer to the following table:

	Nine Month period ended Sept 30, 2008 $	Six Month period ended June 30, 2008 $	Three Month period ended March 31, 2008 $	Year ended December 31, 2007 $
Cash flows provided by (used in):				
Operating activities - Canadian GAAP (as per published financial statements)	**(23,024,574)**	**(25,662,285)**	**6,997,815**	**(40,716,444)**
Reclassification made:				
Being reclassified due to movement in Deferred gain in relation to the LNG Project previously classified in Investing activities as compared to Operating activites.	8,400,573	3,107,330	3,107,330	9,096,537
Operating activities - Canadian GAAP (revised)	**(14,624,001)**	**(22,554,955)**	**10,105,145**	**(31,619,907)**
Investing activities - Canadian GAAP (as per published financial statements)	**(19,029,830)**	**(24,805,959)**	**(2,921,286)**	**(25,273,334)**
Reclassification made:				
Being reclassified due to movement in Deferred gain in relation to the LNG Project previously classified in Investing activities as compared to Operating activites.	(8,400,573)	(3,107,330)	(3,107,330)	(9,096,537)
Investing activities - Canadian GAAP (revised)	**(27,430,403)**	**(27,913,289)**	**(6,028,616)**	**(34,369,871)**
Financing activities - Canadian GAAP (as per published financial statements)	**45,158,740**	**35,417,731**	**(30,849,094)**	**78,170,105**
Reclassification made:				
None	-	-	-	-
Financing activities - Canadian GAAP (revised)	**45,158,740**	**35,417,731**	**(30,849,094)**	**78,170,105**

During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream – Liquefaction segments to reflect a more accurate view of its segment results. The prior year comparatives have been reclassified to conform to the current classification.

3. Financial Risk Management

The Company's activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and cash flow interest rate risk. The Company's overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.

Risk Management is carried out by the Finance Department under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company's operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments.

(a) Market risk

(i) Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company's functional currency. The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States Dollar.

Most of the Company's transactions are undertaken in United States Dollars (USD) and Papua New Guinea Kina (PGK). Currently there are no foreign exchange hedge programmes in place. The Papua New Guinea Kina exposures are minimal at the transactional level as the Downstream sales in local currency are used to adequately cover the operating expenses of the Midstream refinery and Downstream operations. However, the translation of USD intercompany balances in PGK operating entities at period ends can result in material impact on the foreign exchange gains/losses on consolidation.

Changes in the PGK to USD exchange rate can affect our Midstream refinery results as there is a timing difference between the foreign exchange rates utilized when setting the monthly PGK IPP price and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay our crude cargo borrowings. The foreign exchange movement also impacts equity as translation gains/losses of our Downstream operations from PGK to USD is included in other comprehensive income as these are self-sustaining operations. The PGK strengthened against the USD during the year ended December 31, 2008 (from 0.3525 to 0.3735).

The financial instruments denominated in Papua New Guinea Kina as at December 31, 2008 are as follows:

	December 31, 2008 $
Financial Assets	
Cash and cash equivelants	28,865,339
Receivables	39,307,624
Other financial assets	3,348,716
Financial liabilities	
Payables	17,766,660
Working capital facility	15,405,627

The following table summarizes the sensitivity of financial instruments held at balance sheet date to movement in the exchange rate of the U.S. dollar to the Papua New Guinea Kina, with all other variables held constant. Certain USD debt and other financial assets and liabilities, including intra-group balances, are not held in the functional currency of the relevant subsidiary. This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities. These exchange gains and losses are recorded in the consolidated income statement except to the extent that they can be taken to equity under the Company's accounting policy. If PGK strengthens against the USD, it will result in a gain, and vice versa.

	Year ended December 31, 2008	
	Impact on profit $	Impact on equity - excluding profit impact $
Post-tax gain/(loss)		
USD/PGK - effect of 5% change	4,245,399	3,072,446

(ii) Price risk

The Midstream refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery on sales to Downstream operations and other distributors. The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.

The derivative contracts are entered into by Management based on documented risk management strategies which have been approved by the Risk Management Committee. All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.

The following table summarizes the sensitivity of the crude and finished product inventory held at balance date to $10.0 movement in benchmark pricing, with all other variables held constant.

	Year ended December 31, 2008	
	Impact on profit $	Impact on equity - excluding profit impact $
Post-tax gain/(loss)		
$10 increase in benchmark pricing	8,144,261	-

(iii) Interest rate risk

Interest rate risk is the risk that the Company's financial position will be adversely affected by movements in interest rates that will increase the cost of floating rate debt or opportunity losses that may arise on fixed rate borrowings in a falling interest rate environment.

As the Company has no significant interest-bearing assets other than cash and cash equivalents, the Company's income and operating cash flows are substantially independent of changes in market interest rates.

The Company's interest-rate risk arises from borrowings and working capital financing facilities. Borrowings issued at variable rates expose the Company to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Company to fair value interest-rate risk. The Company is actively seeking to manage its cash flow interest-rate risks.

The financial instruments exposed to cash flow and fair value interest rate risk are as follows:

	December 31, 2008 $	Cash flow/fair value interest rate risk
Financial Assets		
Cash and cash equivalents	6,571,375	fair value interest rate risk
Cash and cash equivalents	42,399,197	cash flow interest rate risk
Cash restricted	290,782	fair value interest rate risk
Cash restricted	25,994,258	cash flow interest rate risk
Financial liabilities		
OPIC secured loan	62,500,000	fair value interest rate risk
BNP working capital facility	53,386,775	cash flow interest rate risk
Westpac working capital facility	15,405,627	cash flow interest rate risk
8% subordinated debentures	78,975,000	fair value interest rate risk

The following table summarizes the sensitivity of the cash flow interest-rate risk of financial instruments held at balance date, following a movement to LIBOR, with all other variables held constant. Increase in LIBOR rates will result in a higher expense for the Company.

	Year ended December 31, 2008	
	Impact on profit $	Impact on equity - excluding profit impact $
Post-tax gain/(loss)		
LIBOR +1%	260,944	-

(iv) Product risk

The composition of the crude feedstock will vary the refinery output of products. The 2008 output achieved includes distillates fuels, which includes diesel and jet fuels (56%) (Dec 2007 - 60%) and naphtha and low sulphur waxy residue (40%) (Dec 2007 – 30%). The product yields obtained will vary going forward as the refinery operations are optimized and will vary based on the type of crude feedstock used.

Management endeavors to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.

(b) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Due to the nature of the Upstream segment of the Company, funding is secured by means of indirect participation interests, capital raisings and other financing sources as required. The Company endeavors to manage the liquidity risk by continually reviewing the liquidity position including cash flow forecasts to determine the forecast cash requirements and maintain appropriate liquidity levels. All accounts payable and accrued liabilities are payable within one year. Changes in crude price environment will have impact on our liquidity position due to our working capital requirements. For further details on our working capital facilities, refer to (e) below.

The ageing of accounts payables and accrued liabilities are as follows:

December 31, 2008	Payable ageing between			
	Total $	<30 days $	30-60 days $	>60 days $
Accounts payable and accrued liabilities	78,147,736	76,556,334	1,181,334	410,068

(c) Credit risk

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Company. The carrying amount of financial assets represents the maximum credit exposure.

The Company's credit risk is limited to the carrying value of its financial assets. A significant amount of the Company's export sales are made to one customer in Singapore which represented $156,518,509 (Dec 2007 - $124,502,170) or 17% (Dec 2007 – 20%) of total sales in the year ended December 31, 2008. The Company's domestic sales for the year ended December 31, 2008 were not dependent on a single customer or geographic region of Papua New Guinea. The export sales to one customer is not considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets. The Company actively manages credit risk by routinely monitoring the credit ratings of Company's customers and ageing of trade receivables. The credit terms provided to customers are revised if any changes are noted to customer ratings or payment cycles.

Credit risk on cash and cash equivalents held directly by the Company are minimized as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency.

The maximum exposure to credit risk at the reporting date was as follows:

	December 31, 2008 $
Current	
Cash and cash equivalents	48,970,572
Cash restricted	25,994,258
Trade receivables	42,887,823
Commodity derivative contracts	31,335,050
Non-current	
Cash restricted	290,782

The ageing of receivables at the reporting date was as follows (the ageing days relates to balances past due):

December 31, 2008	Receivable ageing between			
	Total $	Current and <30 days $	30-60 days $	>60 days $
Net trade receivables	42,887,823	33,515,675	5,128,127	4,244,022

The impairment of receivables at the reporting date was as follows:

December 31, 2008	Receivable ageing between			
	Total $	Current $	Overdue (not impaired) $	Overdue (impaired) $
Gross trade receivables	47,496,119	18,592,467	24,295,356	4,608,296

Impairment is assessed by our Credit department on an individual customer basis, based on customer ratings and payment cycles of the customers. An impairment provision is taken for all receivables where objective evidence of impairment exists. The movement in impairment is also influenced by the translation rates used to convert these amounts from local currency to USD.

The movement in impaired receivables for the year ended December 31, 2008 was as follows:

	Year ended $
Trade receivables - Impairment provisions	
Opening balance	3,176,807
Movement for period	1,431,490
Closing balance	**4,608,296**

(d) Geographic risk

The operations of InterOil are concentrated in Papua New Guinea.

(e) Financing facilities

As at December 31, 2008, the Company had drawn down against the following financing facilities:

- BNP working capital facility (refer note 15)
- Westpac working capital facility (refer note 15)
- OPIC secured loan facility (refer note 18)
- 8% subordinated debentures (refer note 23)

Repayment obligations in respect of the amount of the facilities utilized are as follows:

	December 31, 2008 $
Due:	
No later than one year	77,792,402
Later than one year but not later than two years	9,000,000
Later than two years but not later than three years	9,000,000
Later than three years but not later than four years	9,000,000
Later than four years but not later than five years	87,975,000
Later than five years	17,500,000
	210,267,402

(f) Effective interest rates and maturity profile

December 31, 2008	Floating interest rate	Fixed interest maturing between						Non-interest bearing	Total	Effective interest rate
		1 year or less	1-2	2-3	3-4	4-5	more than 5 years			
	$'000	$'000	$000	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial assets										
Cash and cash equivalents	42,108,415	6,862,157	-	-	-	-	-	-	48,970,572	3.21%
Cash restricted	26,285,040	-	-	-	-	-	-	-	26,285,040	1.93%
Receivables	-	-	-	-	-	-	-	42,887,823	42,887,823	-
Other financial assets	-	-	-	-	-	-	-	35,824,624	35,824,624	-
	68,393,455	**6,862,157**	-	-	-	-	-	**78,712,447**	**153,968,059**	
Financial liabilities										
Payables	-	-	-	-	-	-	-	78,147,736	78,147,736	-
Interest bearing liabilities	68,792,402	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	17,500,000	-	131,292,402	6.30%
Debentures liability	-	-	-	-	-	78,975,000	-	-	78,975,000	13.50%
Other financial liabilities	-	-	-	-	-	-	-	-	-	-
	68,792,402	**9,000,000**	**9,000,000**	**9,000,000**	**9,000,000**	**87,975,000**	**17,500,000**	**78,147,736**	**88,415,138**	

(g) Fair values

	December 31, 2008	
	Carrying amount $	Fair value $
Financial instruments		
Loans and receivables		
Receivables	42,887,823	42,887,823
Held for trading		
Commodity derivative contracts (note 7)	31,335,050	31,335,050
Financial assets		
Cash and cash equivalents	48,970,572	48,970,572
Cash restricted	26,285,040	26,285,040
Financial liabilities at amortized cost		
Current liabilities:		
Accounts payable and accrued liabilities (note 13)	78,147,736	78,147,736
Working capital facility (note 15)	68,792,402	68,792,402
Current portion of secured loan (note 18)	9,000,000	9,012,228
Non-current liabilities		
Secured loan (note 18)	52,365,333	58,753,276
8% Subordinated debenture liability (note 23)	65,040,067	65,040,067

The fair value of the secured loan is based on discounted cash flow analysis using a current market interest rate applicable for similar loan arrangements. The 8% Subordinated debenture liability has an equity component on the balance sheet of $10,837,394 and a redemption amount of $78,975,000 as shown in table (f) above.

(h) Capital management

The Finance department of the Company is responsible for capital management. This involves the use of corporate forecasting models which facilitates analysis of the Company's financial position including cash flow forecasts to determine the future capital management requirements. Capital management is undertaken to ensure a secure, cost-effective and flexible supply of funds is available to meet the Company's operating and capital expenditure requirements.

The Company is actively managing the gearing levels and raising capital/debt as required for optimizing shareholder returns. The Company is actively trying to manage its gearing levels by maintaining the Debt-To-Capital Ratio (Long term Debt/(Shareholders' equity + Long term Debt)) at 50% or less, and has made considerable progress in achieving this as at December 31, 2008. The gearing levels were reduced to 36% in December 2008 from 67% in December 2007.

The optimum gearing levels for the Company are set by Management based on the stage of development of the Company, future needs for development and capital market conditions, and will be reassessed as situations change.

This reduction in gearing levels as at December 31, 2008 as compared to December 31, 2007 was mainly due to the conversion of $60,000,000 of the $130,000,000 Bridging facility into common shares in May 2008.

On May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years. The conversion price applicable to these debentures is $25.00 per share, with mandatory conversion if the daily Volume Weighted Average Price ("VWAP") of the common shares is at or above $32.50 for at least 15 consecutive trading days. Accrued interest on these debentures is to be paid semi-annually in arrears, in May and November of each year, commencing November 2008. During July 2008, $15,000,000 of the outstanding debentures were converted to common shares, leading to the issue of 600,000 common shares. During November 2008, a further $1,025,000 of the outstanding debentures was converted to common shares, leading to the issue of 41,000 common shares.

We are also evaluating further opportunities of raising capital in the short term for our capital expenditure requirements. In order to achieve this objective, the Company has filed a preliminary short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (the "SEC") pursuant to the multi-jurisdictional disclosure system. These filings will enable the Company to add financial flexibility in the future and issue, from time to time, up to $200.0 million of its debt securities, common shares, preferred shares and/or warrants ("Securities") in one or more offerings. This preliminary short form base shelf prospectus has since been replaced with an omnibus shelf prospectus filed and accepted by the Ontario Securities Commission on August 7, 2008. The corresponding registration statement on Form-10/A has also been filed with the SEC.

4. Segmented financial information

As stated in note 1, management has identified four major business segments - upstream, midstream, downstream and corporate. The corporate segment includes assets and liabilities that do not specifically relate to the other business segments. Results in this segment primarily include financing costs and interest income.

During the year 2006, the Company started incurring costs in relation to the Liquefaction project, which have been reported separately under Midstream – Liquefaction project below. During 2007 a joint venture was formed to further the LNG project as disclosed in note 2(c) above. The joint venture balances have been proportionately consolidated and disclosed within the Midstream Liquefaction segment in addition to InterOil LNG Holdings Inc. which was incorporated to hold InterOil's interest in the Joint Venture Company.

Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2.

Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, midstream and downstream include costs allocated from the corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories.

During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream – Liquefaction segments to reflect a more accurate view of its segment results. During the year management decided to transfer notional interest to development segments for the intercompany loans that have been provided interest free. The prior year comparatives have been reclassified to conform to the current classification. For the year 2007, notional interest of $1,033,661 and $105,304 has been transferred from Corporate Segment to Upstream and Midstream – Liquefaction respectively.

Year ended December 31, 2008	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	358,895,683	-	556,683,026	-	-	915,578,709
Intersegment revenues	-	427,218,086	-	185,474	24,567,895	(451,971,455)	-
Interest revenue	190,195	78,023	90,757	17,566	10,302,959	(9,747,715)	931,785
Other revenue	2,507,499	11,623	-	697,323	-	-	3,216,445
Total segment revenue	**2,697,694**	**786,203,415**	**90,757**	**557,583,389**	**34,870,854**	**(461,719,170)**	**919,726,939**
Cost of sales and operating expenses	-	779,831,893	-	536,919,622	-	(428,128,406)	888,623,109
Administrative, professional and general expenses	5,919,528	10,080,835	7,022,363	14,669,401	33,752,746	(24,753,366)	46,691,507
Derivative (gain)/loss	-	(24,038,550)	-	-	-	-	(24,038,550)
Foreign exchange (gain)/loss	132,874	(5,263,901)	559,793	206,614	486,470	-	(3,878,150)
Gain on sale of exploration assets	(11,235,084)	-	-	-	-	-	(11,235,084)
Exploration costs, excluding exploration impairment	995,532	-	-	-	-	-	995,532
Exploration impairment	107,788	-	-	-	-	-	107,788
Depreciation and amortisation	597,343	10,969,099	69,142	2,570,503	66,427	(129,968)	14,142,546
Interest expense	4,027,223	9,908,268	240,782	4,838,094	10,765,759	(9,747,715)	20,032,411
Total segment expenses	**545,204**	**781,487,644**	**7,892,080**	**559,204,234**	**45,071,402**	**(462,759,455)**	**931,441,109**
Income/(loss) before income taxes and non-controlling interest	**2,152,490**	**4,715,771**	**(7,801,323)**	**(1,620,845)**	**(10,200,548)**	**1,040,285**	**(11,714,170)**
Income tax expense	-	-	(110,037)	414,193	(386,120)	-	(81,964)
Non controlling interest	-	-	-	-	-	(943)	(943)
Total net income/(loss)	**2,152,490**	**4,715,771**	**(7,911,360)**	**(1,206,652)**	**(10,586,668)**	**1,039,342**	**(11,797,077)**
Total assets	**134,485,386**	**326,007,879**	**7,269,000**	**100,452,756**	**442,464,921**	**(418,836,972)**	**591,842,970**

Year ended December 31, 2007	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	233,868,997	-	391,657,071	-	-	625,526,068
Intersegment revenues	-	289,947,580	-	81,062	9,482,002	(299,510,644)	-
Interest revenue	407,348	69,721	41,215	13,679	15,093,044	(13,444,722)	2,180,285
Other revenue	2,139,336	-	-	527,554	-	-	2,666,890
Total segment revenue	**2,546,684**	**523,886,298**	**41,215**	**392,279,366**	**24,575,046**	**(312,955,366)**	**630,373,243**
Cost of sales and operating expenses	-	495,058,782	-	368,803,507	-	(290,252,848)	573,609,441
Administrative, professional and general expenses	5,020,371	9,077,365	5,688,932	10,774,921	20,276,009	(9,563,067)	41,274,531
Derivative (gain)/loss	-	7,271,693	-	-	-	-	7,271,693
Foreign exchange (gain)/loss	622,821	(5,889,324)	19,954	(15,379)	183,591	-	(5,078,337)
Gain on sale of exploration assets	-	-	-	-	(6,553,080)	-	(6,553,080)
Exploration costs, excluding exploration impairment	13,305,437	-	-	-	-	-	13,305,437
Exploration impairment	1,242,606	-	-	-	-	-	1,242,606
Depreciation and amortisation	482,448	10,404,953	15,431	2,204,782	48,037	(131,393)	13,024,258
Interest expense	1,033,661	16,798,634	105,304	4,437,994	11,074,173	(13,444,723)	20,005,043
Total segment expenses	**21,707,344**	**532,722,103**	**5,829,621**	**386,205,825**	**25,028,730**	**(313,392,031)**	**658,101,592**
Income/(loss) before income taxes and non-controlling interest	**(19,160,660)**	**(8,835,805)**	**(5,788,406)**	**6,073,541**	**(453,684)**	**436,665**	**(27,728,349)**
Income tax expense	-	-	(12,665)	(1,365,674)	171,447	-	(1,206,892)
Non controlling interest	-	20,899	-	-	-	1,434	22,333
Total net income/(loss)	**(19,160,660)**	**(8,814,906)**	**(5,801,071)**	**4,707,867**	**(282,237)**	**438,099**	**(28,912,908)**
Total assets	**100,054,671**	**318,454,252**	**6,595,722**	**133,598,054**	**494,852,295**	**(515,739,993)**	**537,815,001**

Year ended December 31, 2006	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	315,211,130	-	195,876,804	-	-	511,087,934
Intersegment revenues	-	136,583,916	-	22,480	8,669,933	(145,276,329)	-
Interest revenue	2,820,888	360,319	-	100,750	1,601,491	(1,659,453)	3,223,995
Other revenue	2,427,816	-	-	1,319,787	-	-	3,747,603
Total segment revenue	**5,248,704**	**452,155,365**	**-**	**197,319,821**	**10,271,424**	**(146,935,782)**	**518,059,532**
Cost of sales and operating expenses	-	451,374,165	-	183,511,182	-	(135,390,806)	499,494,541
Administrative, professional and general expenses	6,370,436	10,576,957	694,416	7,671,208	15,378,963	(8,552,604)	32,139,376
Derivative (gain)/loss	-	(2,559,712)	-	-	-	-	(2,559,712)
Foreign exchange (gain)/loss	(61,423)	(4,635,878)	(219)	(192,433)	145,142	-	(4,744,811)
Exploration costs, excluding exploration impairment	6,176,866	-	-	-	-	-	6,176,866
Exploration impairment	1,647,185	-	-	-	-	-	1,647,185
Depreciation and amortisation	806,142	10,729,546	-	909,767	37,247	(130,030)	12,352,672
Interest expense	5,428	10,880,779	-	151,730	7,894,820	(1,659,453)	17,273,304
Total segment expenses	**14,944,634**	**476,365,857**	**694,197**	**192,051,454**	**23,456,172**	**(145,732,893)**	**561,779,421**
Income/(loss) before income taxes and non-controlling interest	**(9,695,930)**	**(24,210,492)**	**(694,197)**	**5,268,367**	**(13,184,748)**	**(1,202,889)**	**(43,719,889)**
Income tax expense	-	-	-	(2,273,773)	(69,100)	-	(2,342,873)
Non controlling interest	-	259,169	-	-	-	4,790	263,959
Total net income/(loss)	**(9,695,930)**	**(23,951,323)**	**(694,197)**	**2,994,594**	**(13,253,848)**	**(1,198,099)**	**(45,798,803)**
Total assets	**85,335,500**	**325,351,819**	**(683,582)**	**98,722,803**	**393,700,711**	**(397,187,776)**	**505,239,475**

5. Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Cash on deposit	46,761,362	43,861,762	31,681,435
Bank term deposits			
- Papua New Guinea Kina deposits	2,209,210	-	-
	48,970,572	**43,861,762**	**31,681,435**

6. Supplemental cash flow information

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Cash paid during the year			
Interest	10,705,499	16,934,058	8,548,552
Income taxes	6,738,175	2,344,282	2,306,218
Interest received	926,878	2,176,678	3,154,380
Non-cash investing and financing activities:			
Deferred financing costs included in accounts payable and accrued liabilities	-	-	500,000
Increase in deferred gain on contributions to LNG project	8,400,573	9,096,537	-
(Gain)/loss on proportionate consolidation of LNG project	(811,765)	2,375,278	-
Fair value adjustment on IPL PNG Ltd. acquisition (note 16)	-	(367,935)	-
Decrease in plant and equipment as a result of impairment	-	960,000	755,857
Transfer to plant and equipment to assets held for sale	-	-	-
(Decrease)/increase in deferred liquefaction project liability	-	(6,553,080)	6,553,080
Reduction to plant and equipment due to negative goodwill on Enron buy-back	-	4,841,776	-
Increase in share capital from:			
the exercise of share options	456,867	102,840	532,232
the exercise of warrants	-	18,818	-
conversion of debentures into share capital	15,118,483	-	-
conversion of preference shares into share capital	14,640,000	-	-
conversion of indirect participation interest into share capital	15,776,270	934,890	7,948,691
conversion of debt into share capital	60,000,000	-	-
placement fee obligation on conversion of debt	1,800,000	-	-
preference share interest obligation settled in shares	372,950	-	-
placement fee obligation on debentures issued	5,700,000	-	-
debentures interest obligation settled in shares	2,620,628	-	-
buyback of minority interest	-	496,500	-

7. Financial instruments

Cash and cash equivalents

With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. In 2008, the Company earned 1.9% (2007 – 5.0%, 2006 – 5.0%) on the cash on deposit which related to the working capital facility. In 2008, cash and cash equivalents earned an average interest rate of 3.21% per annum (2007 – 4.76%, 2006 – 5.1%) on cash, other than the cash on deposit that was related to the working capital facility.

Restricted cash, which mainly relates to the working capital facility, is comprised of the following:

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Cash deposit on working capital facility (1.9%)	25,994,258	20,240,553	29,301,940
Debt reserve for secured loan	-	1,761,749	-
Cash restricted - Current	**25,994,258**	**22,002,302**	**29,301,940**
Cash deposit on secured loan	-	-	647,502
Debt reserve for secured loan	-	-	2,420,000
Bank term deposits on Petroleum Prospecting Licenses (0.9%)	124,097	116,090	107,997
Cash deposit on office premises (6.7%)	166,685	265,968	41,785
Cash restricted - Non-current	290,782	382,058	3,217,284
	26,285,040	**22,384,360**	**32,519,224**

Cash held as deposit on the working capital facility supports the Company's working capital facility with BNP Paribas. The balance is based on 20% of the outstanding balance of the base facility plus any amounts that are fully cash secured. The cash held as deposit on secured loan used to support the Company's secured loan borrowings with the Overseas Private Investment Corporation ("OPIC"). This cash deposit requirement was waived until December 31, 2008 by way of an amendment in December 2006.

Debt reserve for secured loan was maintained in accordance to the terms of the Merrill Lynch bridging facility. This facility was fully repaid in May 2008 resulting in no further requirement to maintain any funds in the debt reserve account.

Bank term deposits on Petroleum Prospecting Licenses are unavailable to the Company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.

Commodity derivative contracts

InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product and crude inventories.

At December 31, 2008, InterOil had a net receivable of $31,335,050 (2007 – payable of $1,960,300, 2006 – receivable of $1,759,575) relating to commodity hedge contracts. Of this total, a receivable of $16,261,000 (2007 - $nil, 2006 – payable of $45,925) relates to hedge accounted contracts as at December 31, 2008 and a receivable of $15,074,050 (2007 – payable of $1,960,300, 2006 – receivable of $1,805,500) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued. The gain on hedges for which final pricing will be determined in future periods was $18,012,500 (2007 - $nil) and has been included in comprehensive income. Subsequent to year end, these unrealized hedges were terminated and the mark-to-market gains were realized. However, these gains will be released into the Statement of Operations as the anticipated transactions that these hedges were initially taken to cover will occur. The gain on hedges in 2006 for which final pricing was to be determined in future periods was $1,385, and was included within liabilities in compliance with the superseded hedging standards applicable for that year.

a. Hedge accounted contracts:

The following summarizes the effective hedge contracts by derivative type on which final pricing was determined in future periods as at December 31, 2008:

Derivative	Type	Notional Volumes (bbls)	Expiry	Derivative type	Fair Value December 31, 2008 $
Crude Swap	Buy Brent	300,000	Q1 2009	Cash flow hedge - Manages the crack spread	(25,493,100)
Crude Swap	Buy Brent	300,000	Q2 2009	Cash flow hedge - Manages the crack spread	(19,529,200)
Crude Swap	Buy Brent	300,000	Q3 2009	Cash flow hedge - Manages the crack spread	(18,441,700)
Crude Swap	Buy Brent	300,000	Q4 2009	Cash flow hedge - Manages the crack spread	(17,682,200)
Gasoil Swap	Sell Gasoil	300,000	Q1 2009	Cash flow hedge - Manages the crack spread	29,068,800
Gasoil Swap	Sell Gasoil	300,000	Q2 2009	Cash flow hedge - Manages the crack spread	23,425,400
Gasoil Swap	Sell Gasoil	300,000	Q3 2009	Cash flow hedge - Manages the crack spread	22,461,200
Gasoil Swap	Sell Gasoil	300,000	Q4 2009	Cash flow hedge - Manages the crack spread	21,672,800
					15,482,000
Add: Priced out but unsettled hedge accounted contracts as at December 31, 2008					779,000
					16,261,000

A profit of $3,745,500 was recognized from the effective portion of priced out hedge accounted contracts for the year ended December 31, 2008 (Dec 2007 – loss of $2,527,648).

There was no outstanding hedge accounted contracts on which final pricing were to be determined in future periods as at December 31, 2007.

The following summarizes the effective hedge contracts by derivative type on which final pricing was determined in future periods as at December 31, 2006:

Derivative	Type	Notional volumes (bbls)
Naphtha swap	Sell Naphtha	175,000

b. Non-hedge accounted derivative contracts:

In addition to the above hedge accounted contracts, as at December 31, 2008, the Company had the following open non-hedge accounted derivative contracts outstanding. Any gains/losses on these contracts are included in derivative (gain)/loss for the period.

As at December 31, 2008:

Derivative	Type	Notional Volumes (bbls)	Expiry	Derivative type	Fair Value December 31, 2008 $
Brent Swap	Sell Brent	195,000	Q1 2009	Cash flow hedge - Manages the export price risk of LSWR	3,965,000
Brent Swap	Buy Brent	130,000	Q1 2009	Cash flow hedge - Manages the export price risk of LSWR	(1,129,750)
Brent Swap	Sell Brent	165,000	Q2 2009	Cash flow hedge - Manages the export price risk of LSWR	(413,200)
					2,422,050
Add: Priced out non-hedge accounted contracts as at December 31, 2008					12,652,000
					15,074,050

A profit of $24,038,550 was recognized on the non-hedge accounted derivative contracts for the year ended December 31, 2008 (Dec 2007 – loss of $7,271,693).

As at December 31, 2007:

Derivative	Type	Notional volumes (bbls)
Brent contracts to manage export price risk	Sell Brent	130,000
Naphtha swap	Sell Naphtha	150,000

As at December 31, 2006:

Derivative	Type	Notional volumes (bbls)
Brent contracts to manage export price risk	Sell Brent	320,000

8. Trade receivables

InterOil has a discounting facility with BNP Paribas on specific monetary receivables under which the Company is able to sell, on a revolving basis, receivables up to $60,000,000 (refer to note 15). As at December 31, 2008, $3,141,238 (Dec 2007 - $nil, Dec 2006 - $23,671,568) in outstanding trade receivables had been sold with recourse under the facility. As the sale is with recourse, the discounted receivables, if any, are retained on the balance sheet and included in the accounts receivable and the proceeds are recognized in the working capital facility. The Company has retained the responsibility for administering and collecting accounts receivable sold. The discounted receivables are usually settled within a month of their discounting and there have not been any collection issues relating to these discounted receivables.

At December 31, 2008, $10,300,542 (Dec 2007 - $38,033,715, Dec 2006 - $55,955,400) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 15. This balance includes $6,912,883 (Dec 2007 - $33,703,069, Dec 2006 - $20,186,665) of intercompany receivables which were eliminated on consolidation.

9. Inventories

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Midstream - refining and marketing (crude oil feedstock)	25,556,463	3,587,786	12,795,356
Midstream - refining and marketing (refined petroleum product)	30,167,417	43,173,806	22,329,270
Midstream - refining and marketing (parts inventory)	288,643	201,526	46,636
Downstream (refined petroleum product)	27,024,803	35,626,124	32,422,296
	83,037,326	**82,589,242**	**67,593,558**

At December 31, 2008, inventory had been written down to its net realizable value. The write down of $8,529,016 relating to refined petroleum products is included in 'Cost of sales and operating expenses' within the 'Consolidated Statement of Operations'. No write down was necessary at December 31, 2007 or 2006.

At December 31, 2008, $56,012,523 (Dec 2007 - $46,963,118, Dec 2006 - $35,171,262) of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 15.

Inventories recognized as expense during the year ended December 31, 2008 amounted to $902,765,655 (2007 - $586,633,699, 2006 - $511,847,212).

10. Plant and equipment

The majority of the Company's plant and equipment is located in Papua New Guinea, except for items in the corporate segment with a net book value of $343,069 (2007 - $313,946, 2006 - $118,644) which are located in Australia. Amounts in deferred project costs and work in progress are not being amortized.

Consolidation entries relates to midstream assets which were created when the gross margin on 2004 refinery sales to the downstream segment were eliminated in the development stage of the refinery.

December 31, 2008	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Total
Plant and equipment	47,315	247,520,562	219,315	46,299,775	485,628	294,572,595
Deferred project costs and work in progress	-	27,211	2,134,858	1,979,253	-	4,141,322
Consolidation entries	-	-	-	-	(2,729,327)	(2,729,327)
Accumulated depreciation and amortisation	(43,568)	(43,768,810)	(80,554)	(28,363,540)	(142,559)	(72,399,031)
Net book value	**3,747**	**203,778,963**	**2,273,619**	**19,915,488**	**(2,386,258)**	**223,585,559**
Capital expenditure for year ended December 31, 2008	-	**529,033**	**92,494**	**4,108,630**	**95,493**	**4,825,651**

December 31, 2007	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Total
Plant and equipment	1,247,201	246,561,648	140,051	42,709,718	390,135	291,048,753
Deferred project costs and work in progress	-	457,092	2,622,735	3,405,625	-	6,485,452
Consolidation entries	-	-	-	-	(2,859,295)	(2,859,295)
Accumulated depreciation and amortisation	(1,193,374)	(32,799,711)	(15,431)	(27,737,982)	(76,190)	(61,822,688)
Net book value	**53,827**	**214,219,029**	**2,747,355**	**18,377,361**	**(2,545,350)**	**232,852,222**
Capital expenditure for year ended December 31, 2007	-	**777,962**	**2,777,112**	**5,200,427**	**243,338**	**8,998,839**

December 31, 2006	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Total
Plant and equipment	1,247,201	249,741,042	-	37,697,458	146,797	288,832,498
Deferred project costs and work in progress	-	723,566	-	715,653	-	1,439,219
Consolidation entries	-	-	-	-	(2,990,688)	(2,990,688)
Accumulated depreciation and amortisation	(153,455)	(21,760,341)	-	(22,697,003)	(28,153)	(44,638,952)
Net book value	1,093,746	228,704,267	-	15,716,108	(2,872,044)	242,642,077
Capital expenditure for year ended December 31, 2006	-	11,948,960	-	10,543,842	156,817	22,649,619

During the year ended December 31, 2008, InterOil recognized a gain of $285,206 on the disposal of assets (2007 – loss of $269,320, 2006 - loss of $263,945).

During the year 2007, there was a reduction to plant and equipment in Midstream – Refining of $4,841,776 due to negative goodwill on buyback of non controlling interest (refer note 20).

During the year 2007, InterOil booked an impairment loss of $960,000 on a barge owned by the Company. The sale of the barge was completed in the first quarter of 2008. During 2006, InterOil sold one of the two barges included in the upstream segment. Prior to the sale, an impairment assessment was performed and an impairment loss of $755,857 was recognized. These impairment losses are included in office and administrative expenses in the statement of operations.

11. Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Drilling equipment	13,857,772	14,664,179	13,949,238
Inventory	10,113,808	7,661,992	4,293,734
Petroleum Prospecting License drilling programs at cost	104,042,379	62,538,956	36,281,375
	128,013,959	**84,865,127**	**54,524,347**

The following table discloses a breakdown of the gain realized on sale of oil and gas properties for the periods ended:

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Gain on sale of oil and gas properties			
Sale of PRL 4 interest (43.13% of the property)	1,500,000	-	-
Sale of PRL 5 interest (28.576% of the property)	5,000,000	-	-
Conveyance accounting of IPI Agreement (note 19)	4,735,084	-	-
	11,235,084	-	-

During the year ended December 31, 2008, the Company has divested fully its interests in Petroleum Retention Licenses 4 and 5 in Papua New Guinea. As these properties did not have any cost base associated with them carried forward in the balance sheet, the entire sale proceeds were treated as a gain on sale of these properties.

In addition to the above divestments, on May 5, 2008, one of the investors who had a 4.1% interest in the eight well drilling program (19.1% of the IPI Agreement) waived their right to convert their IPI percentage into common shares pursuant to the agreement dated February 25, 2005. On September 23, 2008, another investor who had a 1.125% interest in the eight well drilling program (5.3% of the IPI agreement) also waived its right to convert its IPI percentage into common shares.

These waivers have triggered a conveyance under the IPI Agreement for their share of interest in the program. An amount of $4,735,084 was recognized as a gain on conveyance following the guidance in paragraphs 47(h) and 47(j) of SFAS 19 (refer note 19 for further details).

Refer to Note 13 below for details of Petromin participation in the Elk/Antelope field and the treatment of the $4,000,000 advance received from them in relation to this participation agreement.

The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the periods ended:

	Year ended		
	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Exploration costs, excluding exploration impairment	995,532	13,305,437	6,176,866
Exploration impairment			
Costs incurred in prior years	-	-	-
Costs incurred in current year	107,788	1,242,606	1,647,185

Total exploration impairment	**107,788**	**1,242,606**	**1,647,185**
	1,103,320	**14,548,043**	**7,824,051**

12. Income taxes

The combined income tax expense in the consolidated statements of operations reflects an effective tax rate which differs from the expected statutory rate (combined federal and provincial rates). Differences for the years ended were accounted for as follows:

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
(Loss) before income taxes and non controlling interest	(11,714,170)	(27,728,349)	(43,719,889)
Statutory income tax rate	34.50%	35.10%	35.10%
Computed tax (benefit)	**(4,041,389)**	**(9,732,650)**	**(15,345,681)**
Effect on income tax of:			
Losses/(income) in foreign jurisdictions not deductible/(assessable)	(61,702)	(2,481,828)	251,639
Non-deductible stock compensation expense	720,825	2,128,100	693,601
LNG Project Establishment costs	2,584,562	3,306,847	1,925,090
Non-taxable gain on sale of exploration assets	(3,876,104)	-	-
Gains and losses on foreign exchange unrealized	(14,059,228)	2,069,183	(1,687,001)
Tax rate differential in foreign jurisdictions	(134,619)	720,014	1,103,122
Over provision for tax in prior years	148,823	(218,403)	(51,632)
Tax losses for which no future tax benefit has been brought to account	19,569,753	5,012,598	10,241,534
Temporary differences for which no future tax benefit has been brought to account	(253,262)	192,826	3,124,836
Temporary differences brought to account on acquisition of subsidiary	-	546,026	1,135,181
Other - net	(515,695)	(335,821)	952,184
	81,964	**1,206,892**	**2,342,873**

All future tax assets recorded in the consolidated balance sheet relate to downstream assets in Papua New Guinea. The amounts are noncurrent at December 31, 2008. The valuation allowance for deferred tax assets decreased by $51,821,135 (2007 – increased by $10,569,456, 2006 – increased by $27,317,010) in the year ended December 31, 2008.

The future income tax asset comprised the tax effect of the following:

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Future tax assets			
Temporary differences			
Plant and equipment	(7,051,509)	(8,338,671)	3,030,479
Exploration expenditure	26,901,138	32,563,507	41,870,390
Unrealised foreign exchange losses / (gains)	(17,177,649)	19,742,048	-
Other - net	1,820,931	1,549,740	122,713
	4,492,911	**45,516,624**	**45,023,582**
Losses carried forward	28,679,655	39,274,207	27,754,495
	33,172,566	**84,790,831**	**72,778,077**
Less valuation allowance	(30,102,384)	(81,923,519)	(71,354,063)
	3,070,182	**2,867,312**	**1,424,014**

The decrease in valuation allowance during the year was mainly due to the exchange rate movements between the reporting currency, being USD, and the local jurisdiction currencies of Canadian Dollars (CAD) and PGK, increasing the deferred tax liabilities in relation to unrealized foreign exchange local currency gains. During the year, the Company has elected to lodge USD tax returns in Canada – this legislation has been substantially enacted subsequent to the year end which will enable to Company to prepare its tax returns in Canada, effective January 1, 2008, in USD. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the actual levels of past taxable income, scheduled reversal of deferred tax liabilities, projected future taxable income, projected tax rates and tax planning strategies in making this assessment. Management has determined that a 100% valuation allowance of the net operating loss carry-forward is appropriate as of December 31, 2008 in respect of losses generated from the operations, carried forward exploration expenditure and other temporary differences.

The Refinery Project Agreement gives "pioneer" status to InterOil Limited ('IOL'). This status gives IOL a tax holiday beginning upon the date of the commencement of commercial production, January 1, 2005 and ending December 31, 2010. In relation to the refinery, tax losses incurred prior to January 1, 2005 will be frozen during the tax holiday and will become available for use after the tax holiday ceases on December 31, 2010. Tax losses incurred during the tax holiday will also be available for use after December 31, 2010. Tax losses carried forward to offset against future earnings total K200,433,616 (US $74,861,956) at December 31, 2008. All losses incurred by InterOil Limited have a twenty year carry forward period.

13. Accounts payable and accrued liabilities

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Accounts payable - crude import	25,233,525	-	41,006,000
Other accounts payable and accrued liabilities	52,914,211	57,162,039	32,304,793
Income tax payable	-	3,265,568	2,784,576
Total accounts payable and accrued liabilities	**78,147,736**	**60,427,607**	**76,095,369**

Petromin participation in Elk/Antelope field

On October 30, 2008, Petromin PNG Holdings Limited ('Petromin'), a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea ("the State"), agreed to take a 20.5% direct interest in the Elk/Antelope field. Petromin will contribute an initial deposit and will conditionally fund 20.5% of the costs of developing the Elk/Antelope field. The relevant legislation on the State's right to invest arises upon issuance of the Prospecting Development Licence ('PDL'), which has not yet occurred. The agreement contains certain provisions applicable in the event that the PDL is not issued within a certain timeframe, or the State does not designate Petromin to hold its interest at that time. In the event the PDL is not granted for the Elk/Antelope field, Petromin will be issued InterOil common shares based on a five day Volume Weighted Average Price ('VWAP') immediately prior to the date of issue. As at December 31, 2008, $4,000,000 advance payment received from Petromin has been held under 'Other accounts payable and accrued liabilities' above. Once the PDL is formed, conveyance accounting following the guidance in paragraphs 47(h) and 47(j) of SFAS 19 will be triggered.

14. Deferred gain on contributions to LNG Project

As noted under Note 2(c) above, On July 30, 2007, a Shareholders' Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc.. The signing of the Agreement was a key milestone in furthering the proposal for the construction of a liquefaction plant to be built adjacent to our refinery. As part of the Shareholders' Agreement, five 'A' Class shares were issued by PNG LNG Inc. with full voting rights with each share controlling one board position. Two 'A' Class shares are owned by InterOil, two by Merrill Lynch Commodities (Europe) Limited, and one by Pacific LNG Operations Ltd. All key operational matters require 'Unanimous' or 'Super-majority' Board resolution which confirms that none of the joint ventures is in a position to exercise unilateral control over the joint venture.

InterOil was also provided with 'B' Class shares in the Joint Venture Company with a fair value of $100,000,000 in recognition of its contribution to the LNG Project at the time of signing the Shareholders' Agreement. The main items contributed by InterOil into the Joint venture Company were infrastructure developed by InterOil near the proposed LNG site at Napa Napa, stakeholder relations within Papua New Guinea, General Supply Agreements secured with other landowners for supply of gas, advanced stage of project development, etc. Fair value was determined based on the agreement between the independent joint venture partners.

The other Joint Venture partners are being issued 'B' Class shares as they contribute cash into the Joint Venture Company by way of cash calls. Based on the Agreement, InterOil is not required to contribute towards cash calls from the Joint Venture Company until a total of $200,000,000 has been contributed by the other Joint Venture partners to equalize their shareholding in the Joint Venture Company with that of InterOil.

InterOil has a recognized deferred gain on its contributions to the Joint Venture based on the share of other joint venture partners in the project. As InterOil's shareholding within the Joint Venture Company as at December 31, 2008 is 82.15%, the gain on contribution of non cash assets to the project by InterOil relating to other joint venture partners' shareholding (17.85% - amounting to $17,497,110) has been recognized by InterOil in its balance sheet as a deferred gain. This deferred gain will increase as the other Joint Venture partners increase their shareholding in the project. The gain has been deferred in accordance with the principles of proportionate consolidation as per CICA 3055 – 'Interests in Joint Ventures' and will be taken to income based on the value to be obtained from their use by the Joint Venture Company in the future. The intangible assets of the Joint Venture Company, contributed by InterOil, have been eliminated on proportionate consolidation of the joint venture balances.

Subsequent to year ended December 31, 2008, on February 27, 2009, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd, acquired Merrill Lynch's interest in the Joint Venture Company. InterOil issued 652,931 common shares for its share of $11,250,000 in relation to the settlement. The final number of shares is subject to a post closing balancing payment. After the completion of this transaction, Merrill Lynch does not retain any ownership in the PNG LNG project.

15. Working capital facility

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
BNP Paribas working capital facility - midstream	53,386,775	66,501,372	36,873,508
Westpac working capital facility - downstream	15,405,627	-	-
Total working capital facility	**68,792,402**	**66,501,372**	**36,873,508**

BNP Paribas working capital facility

InterOil has a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $190,000,000. The facility is renewable annually and as part of the current year renewal process, which was completed in the quarter ended September 30, 2008, the overall facility limit was increased by $20,000,000 to $190,000,000 to accommodate higher crude prices and resulting increases in working capital requirements. For the period until December 1, 2008 in the quarter ended December 31, 2008, the facility limit was temporarily increased to $210,000,000, reducing back to $190,000,000 on December 1, 2008.

This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both; cash secured short term facility, and a discounting facility on specific monetary receivables (note 8). The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

The facility bears interest at LIBOR + 3.5% on the short term advances. During the year the weighted average interest rate was 5.11% (2007 – 7.01%, 2006 - 7.28%).

The following table outlines the facility and the amount available for use at year end:

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Working capital credit facility	190,000,000	170,000,000	170,000,000
Less amounts included in the working capital facility liability:			
Short term advances	(50,245,537)	(66,501,372)	(13,201,940)
Discounted receivables (note 8)	(3,141,238)	-	(23,671,568)
	(53,386,775)	**(66,501,372)**	**(36,873,508)**
Less: other amounts outstanding under the facility:			
Letters of credit outstanding	(27,600,000)	(32,000,000)	(79,000,000)
Bank guarantees on hedging facility	-	(2,500,000)	(1,500,000)
Working capital credit facility available for use	**109,013,225**	**68,998,628**	**52,626,492**

At December 31, 2008, the company had one letter of credit outstanding totaling $27,600,000. The letter of credit was for a crude cargo and was drawn down on January 13, 2009.

The cash deposit on working capital facility, as separately disclosed in note 7, included restricted cash of $25,994,258 (2007 - $20,240,553, 2006 - $29,301,940) which is being maintained as a security margin for the facility. In addition, inventory of $56,012,523 (2007 - $46,963,118, 2006 - $35,171,272) and trade receivables of $10,300,542 (2007 – $38,033,715, 2006 - $55,955,400) also secured the facility. The trade receivable balance securing the facility includes $6,912,883 (2007 - $33,703,069, 2006 - $20,186,665) of inter-company receivables which were eliminated on consolidation.

Westpac and Bank South Pacific working capital facility

On October 24, 2008 the Company secured a Papua New Guinea Kina 150,000,000 (approximately $57,500,000) combined revolving working capital facility for its wholesale and retail petroleum products distribution business in Papua New Guinea from Bank of South Pacific Limited ('BSP') and Westpac Bank PNG Limited. Westpac facility limit is Papua New Guinea Kina 80,000,000 (approximately $30,700,000) and BSP facility limit is Papua New Guinea Kina 70,000,000 (approximately $26,800,000). The Westpac facility is for an initial term of three years and is due for renewal in October 2011. The BSP facility is renewable annual and is due for renewal in August 2009. As at December 31, 2008 only the Westpac facility has been utilized for $15,405,627, and the entire BSP facility remains available for use. These facilities are secured by a fixed and floating charge over the assets and liabilities of Downstream operations.

16. Acquisition of a subsidiary

InterOil New York Inc.

In April 2008, InterOil New York Inc. was incorporated as a 100% subsidiary of InterOil Corporation to evaluate potential financing arrangements in the U.S. The Company had not undertaken any activities as at December 31, 2008.

InterOil LNG Holdings Inc.

In June 2007, InterOil LNG Holdings Inc. was incorporated as a holding company of InterOil's investment in PNG LNG Inc. InterOil LNG Holdings Inc. is a 100% subsidiary of InterOil Corporation. During July 2007, the investment in PNG LNG Inc. was transferred from InterOil Corporation to InterOil LNG Holdings Inc.

PNG LNG Inc. and Liquid Niugini Gas Ltd.

In 2006, InterOil acquired 100% of the issued share capital of PNG LNG, Inc. and Liquid Niugini Gas Ltd for a total cost of $1,001. The purchase price reflected the book value of the shares at the time of acquisition as both were dormant shelf companies at the time of acquisition. These companies comprise the Midstream – liquefaction segment reported in these financials. In July 2007, InterOil Corporation transferred its investment in PNG LNG Inc. to InterOil LNG Holdings Inc. Refer to Note 2(c) for changes to InterOil's shareholding in these entities due to the signing of the Shareholders' Agreement on July 30, 2007.

IPL PNG Ltd.

On October 1, 2006, InterOil, through its wholly owned subsidiary, InterOil Products Limited acquired 100% of the outstanding common shares of Shell Papua New Guinea Limited which was subsequently renamed IPL PNG Ltd ("IPL PNG"). IPL PNG is a distributor of refined petroleum products in Papua New Guinea. The operations of IPL PNG was merged with InterOil Products Limited, and the entity registration cancelled in July 2008.

The results of IPL PNG's operations have been included in the consolidated financial statements since October 1, 2006, the date on which control of IPL PNG's shares was transferred to InterOil. The purchase price was $10,000,000 plus an amount equal to the net current assets of Shell based on the year ended 2005 accounts. However, if the net current assets at the transfer date exceeded the net current assets in the year end 2005 accounts by more than Kina 500,000, then InterOil would pay the amount of excess to the vendor.

As at December 31, 2006, InterOil had paid $30,639,000 in cash to Shell and a further balance was to be paid subject to a working capital adjustment. During the year ended December 31, 2007, InterOil paid $2,679,435 as final payment of the purchase price for the working capital adjustment. In addition to the amounts paid and accrued by IPL, $818,606 of acquisition related costs were incurred on the transaction.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

	$
Cash	4,989,895
Trade receivables	6,288,834
Inventory	20,429,728
Other assets	2,190,226
Future income tax benefit	1,698,224
Property, plant and equipment	10,355,322
Total assets acquired	45,952,229
Accounts payable and accrued liabilities	(11,815,188)
Net assets acquired	34,137,041

The net cash paid on purchase of IPL PNG of $29,147,146 is comprised of $33,318,435 paid to Shell and $818,606 transaction costs incurred, less $4,989,895 held by IPL PNG at the time of acquisition.

17. Related parties

Petroleum Independent and Exploration Corporation ("P.I.E")

P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acts as a sponsor of the Company's oil refinery project. Articles of association of SPI InterOil LDC ("SPI") provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI and its U.S. sponsor under the Overseas Private Investment Corporation ("OPIC" - which is an agency of the U.S. Government) loan agreement. SPI does not have a Board of Directors, instead P.I.E. has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI's constituting documents to be exercised by the members (shareholders) of SPI. InterOil is the majority shareholder of SPI and therefore has the power to appoint the general manager.

During the year, $150,000 (2007 - $150,000, 2006 - $150,000) was expensed for the sponsor's legal, accounting and reporting costs. These costs were included in accrued liabilities at December 31, 2008.

Breckland Limited

This entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms. Amounts paid or payable to Breckland for technical services during the year amounted to $nil (2007 - $39,416, 2006 - $140,165). An amount of $9,562 was reimbursed by the Company in February 2008 for expenses associated with Mr. Grundy's travel for board meetings.

Director fees

Amounts due to Directors at December 31, 2008 totaled $27,750 for Directors fees (2007 - $nil, 2006 - $18,000) and $nil for Executive Director bonuses (2007 - $nil, 2006 - $nil,). These amounts are included in accounts payable and accrued liabilities. An amount of $120,000 (2007 - $130,000, 2006 - $91,500) was paid to the Directors for Directors fees during the year. In addition to the above fees, each director is issued with 15,000 options each year for their services.

BNP Paribas

One of our Directors, Edward Speal, is the Managing Director of BNP Paribas (New York). InterOil has a working capital facility with BNP Paribas (Singapore) of $190,000,000 (as per note 15) - Management does not consider this to be related party transaction as the Director does not have the ability to exercise, directly or indirectly, control, joint control or significant influence over BNP (Singapore).

18. Secured loan

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Secured loan (OPIC) - current portion	9,000,000	9,000,000	13,500,000
Secured loan (bridging facility) - current portion	-	127,810,093	-
Secured loan (bridging facility) - deferred financing costs	-	(33,333)	-
Total current secured loan	**9,000,000**	**136,776,760**	**13,500,000**
Secured loan (OPIC) - non current portion	53,500,000	62,500,000	62,500,000
Secured loan (OPIC) - deferred financing costs	(1,134,667)	(1,358,611)	-
Secured loan (bridging facility) - non current portion	-	-	121,666,433
Total non current secured loan	**52,365,333**	**61,141,389**	**184,166,433**
Total secured loan	**61,365,333**	**197,918,149**	**197,666,433**

OPIC Secured Loan

On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The loan agreement was last amended under which the half yearly principal payments of $4,500,000 due in December 2006 and June 2007 each were deferred to the end of the loan agreement, being June 30, 2015 and December 31, 2015. As part of the amendment, OPIC also waived the requirement to have cash deposits against the next two interest payments until December 31, 2008. The loan is secured over the assets of the refinery project which have a carrying value of $203,778,963 at December 31, 2008 (2007 - $214,219,029, 2006 - $228,704,267).

The interest rate on the loan is equal to the treasury cost applicable to each promissory note (at the date of draw down) outstanding plus the OPIC spread (3%). During 2008 the weighted average interest rate was 7.10% (2007 – 7.10%, 2006 - 7.01%) and the total interest expense included in long term borrowing costs was $5,147,768 (2007 - $5,339,500, 2006 - $5,512,975).

During the quarter ending December 31, 2008, an installment of $4,500,000 and the accrued interest on the loan was paid. As at December 31, 2008, two installment payments amounting to $4,500,000 each which will be due for payment on June 30, 2009 and December 31, 2009 have been reclassified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. As of December 31, 2008, the company was in compliance with all applicable covenants.

Deferred financing costs relating to the OPIC loan of $1,134,667 (2007 - $1,358,611, 2006 - $1,582,555) are being amortized over the period until December 2014. Effective January 1, 2007 the deferred financing costs have been offset against the long term liability in compliance with CICA 3855 Financial Instruments and are being amortized using the effective interest method.

The accrued financing costs of $nil (2007 - $1,087,500, 2006 - $1,450,000) included discounting of the liability and costs in relation to the modification of the loan repayments. The total liability of $1,450,000 was due for payment in four quarterly installments of $362,500 commencing on December 31, 2007. The installments due for payment within twelve months were included within accounts payable and accrued liabilities. All four of these installments have been made as at December 31, 2008.

Bank covenants under the above facility currently restrict the payment of dividends by the Company.

Bridging Facility

InterOil entered into a loan agreement for $130,000,000 on May 3, 2006 with Merrill Lynch. On May 6, 2008, $60,000,000 of the $130,000,000 facility was converted into common shares at a price of $22.65 per share. On May 12, 2008 the remaining $70,000,000 of the bridging facility was repaid from the proceeds of 8% subordinated convertible debentures (refer note 23).

The interest rate on the loan was 4% per annum over the life of the loan as the conditions for maintaining the discounted interest rate, i.e., signing of a definitive LNG/NGL Project Agreement, was met within an agreed time frame.

The loan was initially valued on the balance sheet based on the present value of the expected cash flows. The interest expense was recognized based on the market rate of interest InterOil would be expected to pay on such a borrowing should it not be connected to an LNG/NGL Project. The effective rate used in the present value calculation was 9.18%.

The difference between the book value of the loan at the time of the cash being received and the actual funds drawn down was initially reflected in the current liability section of the balance sheet as a deferred liquefaction project liability. This deferred liability of $6,553,080 was transferred to the profit and loss account as income on the execution of the definitive LNG/NGL Project Agreement by InterOil and the lenders on July 31, 2007.

19. Indirect participation interests

Indirect participation interest – ("IPI")

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Indirect participation interest ("IPI")	72,476,668	96,086,369	96,861,259

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the Company and a number of investors. In exchange InterOil has provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil's petroleum prospecting licenses 236, 237 and 238.

Under the IPI agreement, InterOil is responsible for drilling the eight exploration wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237. The investors will be able to approve the location of the final two wells to be drilled. In the instance that InterOil proposes appraisal or completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost. Should an investor choose not to participate in the completion works of an exploration well, the investor will forfeit their right to the well in question as well as their right to convert into common shares. InterOil has drilled four exploration wells under the IPI agreement as at December 31, 2008.

The non-financial liability has been valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program, and the residual value of $20,000,000 has been allocated to the conversion option presented under Shareholder's equity. InterOil paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005. These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259. InterOil will maintain the liability at its initial value until conveyance is triggered on the lapse of the conversion option available to the investors and they elect to participate in the Petroleum Development License ('PDL') for a successful well. InterOil will account for the exploration costs relating to the eight well program under the successful efforts accounting policy adopted by the Company. All Geological & Geophysical ('G&G') costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period. When conveyance is triggered on election by the investors to participate in a PDL or when the investor forfeits the conversion option, conveyance accounting will be applied. This would entail determination of proceeds for the interests conveyed and the cost of that interest as represented in the 'Oil and gas properties' in the balance sheet. The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the Statement of operations following the guidance in paragraphs 47(h) and 47(j) of SFAS 19.

Under the agreement, all or part of this indirect participation interest may be converted to a maximum of 3,333,334 common shares in the company between June 15, 2006 and the later of December 15, 2006, or until 90 days after the completion of the eighth well at a price of $37.50 per share. Should the option to convert to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreements. Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors' interest in the eight well drilling program. The balance of the indirect participation interest that may be converted into shares is a maximum of 2,160,000 common shares (Dec 2007 – 3,306,667, Dec 2006 – 3,333,334) due to the conversion of 476,667 shares and waiver of rights to 696,667 shares as explained below.

During 2007, one of the IPI investors exercised their right to convert their interest into 26,667 common shares. During the quarter ended September 30, 2008 two IPI investors also exercised their conversion rights into 450,000 InterOil common shares. The conversions during quarter ended September 30, 2008 reduced the IPI liability balance by $13,076,270 and the conversion option balance by $2,700,000 as compared to the balance at December 31, 2007.

During the year ended December 31, 2008, two of the investors' with a combined 5.225% interest in the eight well drilling program waived their right to convert their IPI percentage into 696,667 common shares. These waivers have resulted in conveyance being triggered on this portion of the IPI agreement for the year ended December 31, 2008.

The Company has applied the guidance in paragraph 47(h) of SFAS 19 in relation to sale of these unproved properties and directly apportioned the proceeds to each of the 8 wells in the program. Based on the guidance, the proceeds attributed to each well have been assessed against the capitalized costs relating to each of these properties. Proceeds of $4,735,084 relating to wells that have no capitalized costs on the balance sheet, which have been expensed in previous years, have been recognized as a gain in the Statement of Operations. Proceeds of $5,798,347 have been allocated to the capitalized costs in relation to the conveyance of wells that do have capitalized costs on the balance sheet. The proceeds on conveyance for the portion relating to the remaining obligations under the IPI Agreement, is still being maintained as part of the IPI liability.

Indirect participation interest – PNGDV

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Current portion	540,002	1,080,004	730,534
Non current portion	844,490	844,490	1,190,633
Total indirect participation interest - PNGDV	**1,384,492**	**1,924,494**	**1,921,167**

As at December 31, 2008, the balance of the PNG Drilling Ventures Limited ("PNGDV") indirect participation interest in the Company's phase one exploration program within the area governed by petroleum prospecting licenses 236, 237 and 238 is $1,384,492 (2007 - $1,924,494, 2006 - $1,921,167). In 2006 an amendment was made to the original agreement whereby PNG Drilling Ventures Limited converted their remaining balance of $9,685,830 into 575,575 InterOil common shares and also retained a 6.75% interest in the next four exploration wells (the first of the four wells is Elk-1, with an additional two exploration wells to be drilled after Elk-4/A). PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).

The accounting for the amendment to the agreement resulted in the fair value of the shares issue of $7,948,691 being recognized as share capital. The Company has also recognized an initial liability relating to its obligation to drill the above four wells on behalf of the investors of $3,588,560. The difference between the opening balance and the amount allocated to share capital and the revised amount allocated to the liability of $1,851,421 has been expensed as a cost of amending the original transaction.

During the year ended December 31, 2008, $540,002 (Dec 2007 – a credit of $3,327, Dec 2006 – a debit of $1,667,396) of geological and geophysical costs and drilling costs in relation to the Elk-4A exploratory well have been allocated against the liability bringing the remaining balance to $1,384,492. PNGDV liability has been accounted using conveyance accounting as there are no conversion options attached to the liability, unlike the IPI non-financial liability noted above.

Other

In addition to the above, PNG Energy Investors ("PNGEI"), an indirect participation interest investor who converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in 16 wells commencing from exploration wells numbered 9 to 24. As at the end of December 31, 2008 we have drilled 6 exploration wells since inception of our exploration program within PPL 236, 237 and 238 in Papua New Guinea. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.

20. Non controlling interest

On December 31, 2007 an agreement was reached with Enron Papua New Guinea Ltd ("Enron"), SPI's former joint venture partner, to buy back the 1.07% minority interest held by them in the refinery in exchange of 25,000 InterOil Corporation's shares. At December 31, 2008, a subsidiary, SP InterOil LDC, holds 100% (Dec 2007 – 100%, Dec 2006 - 98.92%) of the non-voting participating shares issued from EP InterOil Ltd.

The non controlling interest as at December 31, 2008 relates to Petroleum Independent and Exploration Corporation's ("PIE Corp.") 0.02% minority shareholding in SPI InterOil LDC. InterOil has entered into an agreement with PIE Corp. under which PIE Corp. can exchange its remaining 5,000 shares of SPI InterOil LDC for Common Shares on a one-for-one basis. This election may be made by PIE Corp. at any time.

21. Share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$
January 1, 2006	29,163,320	223,934,500
Shares issued on exercise of options	132,285	2,006,175
Shares issued on conversion of indirect participation interest	575,575	7,948,691
December 31, 2006	**29,871,180**	**233,889,366**
Shares issued on exercise of options	22,000	418,938
Shares issued on conversion of indirect participation interest	26,667	934,890
Shares issued on conversion of warrants	2,995	84,439
Shares issued on buyback of minority interest	25,000	496,500
Shares issued on Private Placement	1,078,514	23,500,000
December 31, 2007	**31,026,356**	**259,324,133**
Shares issued on Private Placement	2,728,477	58,938,305
Shares issued on exercise of options	58,000	1,413,587
Shares issued on preference share conversion and interest payments	532,754	15,012,950
Share issued as placement fee on debenture issue	228,000	5,700,000
Share issued on debenture conversions	641,000	15,118,483
Shares issued on debenture interest payments	259,105	2,620,628
Shares issued on conversion of indirect participation interest	450,000	15,776,270
December 31, 2008	**35,923,692**	**373,904,356**

On May 6, 2008, $60,000,000 of the $130,000,000 Bridging facility was converted into common shares at a price of $22.65 per share resulting in the issue of 2,649,007 shares. In addition to the issue of these shares, there was also a 3% fee payable in additional shares resulting in an additional 79,470 shares being issued.

On May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years. As part of the debenture agreement, the investors were to be given a placement fee of 6% which could be settled in shares or cash. During the year ended December 31, 2008, the Company issued 228,000 shares amounting to $5,700,000 to settle this liability. During the year, 641,000 debentures have been converted into common shares of the Company. In addition to the issue of these shares, the interest payable on the debentures for the period up to November 9, 2008 were paid in shares and cash resulting in an additional 259,105 shares being issued.

During the year ended 31 December, 2008, 517,777 preference shares were converted into common shares. In addition to the issue of these shares, the interest payable on the preference shares for the first and second quarter of 2008 were paid in shares resulting in an additional 14,977 shares being issued.

On August 15, 2008, two IPI investors converted their interest into 450,000 common shares.

The numbers in the table above are net of transaction costs.

22. Preference Shares

In November 2007, the Company authorized the issue of 1,035,554 convertible preference shares at an issue price of $28.97 to investors amounting to a total of $30,000,000. 517,777 of the authorized preference shares were issued to an investor in November 2007 for $15,000,000. The preferred stock carried a fixed divided of 5% per annum payable quarterly in arrears in cash or stock at the issuers' option on March 31, June 30, September 30 and December 31 of each year, commencing on December 31, 2007. The holder can convert into common shares at any time.

Based on guidance under CICA 3863, the preference shares were assessed based on the rights attached to those shares in determining whether it exhibited the fundamental characteristic of a financial liability or equity. Management has assessed that although the preference shares issued exhibit some characteristics of an equity instrument, the fixed interest right is in the nature of a liability. Management had applied residual basis and has valued the liability component first and assigned the residual value to the equity component. Management has fair valued the liability component by discounting the expected interest payments using a nominal rate of 8.9% being Management's estimate of the expected interest payments for a similar instrument without the conversion feature. The liability component was valued at $7,797,312 and the remaining balance of $7,202,688 was allocated to the equity component before offsetting transaction costs. The transaction costs relating to the preference share issue amounting to $750,000 has been split based on the percentages allocated to the liability and equity components; the costs relating to the liability component has been expensed, and costs relating to the equity component have been allocated against the equity component recognized.

The preference dividend payment of 5% per annum is treated as an interest expense and is expensed in the Statement of Operations for the year. The preference dividend paid for the year ended December 31, 2008 was $418,526 (2007 - $84,247). During the quarter ended September 30, 2008 all preference shares issued (517,777 shares) were converted into common shares.

23. 8% subordinated debentures

On May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years. The debenture holders have the right to convert their debentures into common shares at any time at a conversion price of $25.00 per share. The Company has the right to require the debenture holders to convert if the daily Volume Weighted Average Price ('VWAP') of the common shares is at or above $32.50 for at least 15 consecutive trading days. Accrued interest on these debentures is to be paid semi-annually in arrears, in May and November of each year, commencing November 2008.

Based on guidance under CICA 3863, the debentures should be assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristic of a financial liability or equity. Management has assessed that the debenture instrument mainly exhibits characteristics that are liability in nature; however, the embedded conversion feature is equity in nature and needs to be bifurcated and disclosed separately within equity. Management has applied residual basis and has valued the liability component first and assigned the residual value to the equity component.

Management has fair valued the liability component by discounting the expected interest payments using a nominal rate of 13.5% being Management's estimate of the expected interest payments for a similar instrument without the conversion feature. The liability component was valued at $81,933,311 and the remaining balance of $13,066,689 was allocated to the equity component before offsetting transaction costs.

The placement fee of $5,700,000 paid to the investors in common shares of the Company was treated to be in the nature of a debt discount and was offset against the liability component. The transaction costs relating to the issue amounting to $219,966 has been split based on the percentages allocated to the liability and equity components; the costs relating to the liability component of $189,711 has been offset against the liability component, and costs relating to the equity component of $30,255 have been allocated against the equity component recognized.

The liability component on initial recognition after adjusting for the placement fee and transaction costs amounted to $76,043,600 and the equity component amounted to $13,036,434. The liability component will be accreted over the five year maturity period to bring the liability back to the carrying value. The accretion expense relating to the debenture liability for the period since issue up to December 31, 2008 was $1,915,910. In addition to the accretion, interest at 8% per annum has been expensed for the period since issue up to December 31, 2008 amounting to $4,361,889. The interest payable up to November 9, 2008 was paid in a combination of cash and shares. The interest accrued at December 31, 2008 is $897,611.

During the year ended December 31, 2008, certain debenture holders exercised their conversion rights for $16,025,000 resulting in issue of 641,000 common shares of the Company. As at December 31, 2008, of the 3,800,000 convertible debentures issued, 3,159,000 (December 2007 – nil), were outstanding.

24. Stock compensation

Options are issued at no less than market price to directors, certain employees and to a limited number of contractor personnel. Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, vesting generally between one to four years after the date of grant, have an exercise period of three to five years after the date of grant, and are subject to the option plan rules. Upon resignation or retirement, vested options must be exercised within 90 days or before expiry of the options if this occurs earlier.

	December 31, 2008		December 31, 2007		December 31, 2006	
Stock options outstanding	Number of options	Weighted average 'exercise price $	Number of options	Weighted a verage exercise price $	Number of options	Weighted a verage exercise price $
Outstanding at beginning of period	1,200,500	23.70	1,013,500	20.59	746,800	22.23
Granted	952,500	18.48	354,750	33.51	725,500	15.87
Exercised	(58,000)	(16.50)	(22,000)	(14.37)	(132,285)	(11.14)
Forfeited	(11,500)	(28.68)	(143,250)	(25.94)	(285,433)	(18.01)
Expired	(244,000)	(25.80)	(2,500)	(27.00)	(41,082)	(15.36)
Outstanding at end of period	**1,839,500**	**21.03**	**1,200,500**	**23.70**	**1,013,500**	**20.59**

At December 31, 2008, in addition to the options outstanding as per the above table, there were an additional 309,500 (2007 – 1,137,250, 2006 - 2,570,500) common shares reserved for issuance under the Company's stock option plans. The decrease in the shares reserved from 2007 is mainly due to the cancellation of certain shares reserved under the 2002 plan after the new stock option plan was issued in 2006.

	Options issued and outstanding			Options exercisable	
Range of exercise prices $	Number of options	Weighted average exercise price $	Weighted average remaining term (years)	Number of options	Weighted average exercise price $
8.01 to 12.00	545,000	9.81	4.90	40,000	9.92
12.01 to 24.00	645,000	17.71	2.45	452,000	17.45
24.01 to 31.00	245,500	29.10	2.63	93,000	29.40
31.01 to 41.00	314,000	34.67	6.57	90,000	33.82
41.01 to 51.00	90,000	43.22	1.90	90,000	43.22
	1,839,500	**21.03**	**3.93**	**765,000**	**23.47**

Aggregate intrinsic value of the 1,839,500 options issued and outstanding as at December 31, 2008 is $22,465,826. Aggregate intrinsic value of 765,000 options exercisable as at December 31, 2008 is $10,147,743.

The weighted-average grant-date fair value of options granted during the years 2008, 2007, and 2006 was $9.07, $19.34 and $8.89 respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006, was $456,867, $102,840 and $532,232 respectively. Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2008, 2007, and 2006, was $956,720, $316,100 and $1,473,942 respectively.

The fair value of the 952,500 (2007 – 354,750, 2006 - 725,500) options granted subsequent to January 1, 2008 has been estimated at the date of grant in the amount of $11,077,126 (2007 - $6,859,131, 2006 - $6,447,315) using a Black-Scholes pricing model. An amount of $5,741,086 (2007 - $6,062,962, 2006 - $1,976,072) has been recognized as compensation expense for the year ended December 31, 2008. The current year compensation expense of $5,741,086 (2007 - $6,062,962, 2006 - $1,976,072) was adjusted against contributed surplus under equity, out of which $456,867 (2007 - $102,840, 2006 - $532,230) was transferred to share capital on exercise of options, leaving a net impact of $5,284,219 (2007 - $5,960,122, 2006 - $1,443,840) on contributed surplus.

The assumptions contained in the Black Scholes pricing model are as follows:

Year	Period	Risk free interest rate (%)	Dividend yield	Volatility (%)	Weighted average expected life for options
2008	Oct 1 to Dec 31	1.5	-	83	4.3
2008	April 1 to Sep 30	2.7	-	80	5.0
2008	January 1 to March 31	2.2	-	73	5.0
2007	October 1 to Dec 31	3.4	-	74	5.0
2007	January 1 to Sep 30	5.0	-	63	5.0
2006	October 1 to December 31	4.6	-	65	5.0
2006	July 1 to September 30	5.1	-	68	4.2
2006	January 1 to June 30	4.4	-	60	4.8

25. Warrants

In 2004, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91. A total of 337,252 (2007 – 337,252, 2006 – 340,247) were outstanding at December 31, 2008. The warrants are exercisable between August 27, 2004 and August 27, 2009. The warrants are recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company's common stock of 45% and a weighted average expected life of the warrants of five years.

26. Earnings/(Loss) per share

Preferred stock, warrants, conversion options and stock options totaling 7,500,752 common shares at prices ranging from $9.80 to $43.22 were outstanding as at December 31, 2008 but were not included in the computation of the diluted earnings per share because they caused the loss per share to be anti-dilutive.

Potential dilutive instruments outstanding	Number of shares		
	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Preferred stock	-	517,777	-
Employee stock options	1,839,500	1,200,500	1,013,500
IPI Indirect Participation interest - conversion options	2,160,000	3,306,667	3,333,334
8% Convertible debentures	3,159,000	-	-
Warrants	337,252	337,252	340,247
Others	5,000	5,000	5,000
Total stock options/shares outstanding	**7,500,752**	**5,367,196**	**4,692,081**

27. Commitments and contingencies

Commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Secured loan and debenture obligations	141,475	9,000	9,000	9,000	9,000	87,975	17,500
Indirect participation interest - PNGDV (note 19)	1,384	540	844	-	-	-	-
PNG LNG Inc. Joint Venture (proportionate share of commitments)	904	884	20	-	-	-	-
Petroleum prospecting and retention licenses (a)	95,000	16,500	4,500	23,333	35,333	15,334	-
	238,763	**26,924**	**14,364**	**32,333**	**44,333**	**103,309**	**17,500**

(a) The amount pertaining to the petroleum prospecting and retention licenses represents the amount Interoil has committed as a condition on renewal of these licenses. Of this commitment, as at December 31, 2008, management estimates that $43,926,310 would satisfy the commitments in relation to the IPI investors .

Contingencies:

a) The Company, certain of its subsidiaries, the Company's Chief Executive Officer, Phil Mulacek, and his controlled entities Petroleum Independent & Exploration Corporation and P.I.E. Group, LLC are defendants in Todd Peters, et. al. v. Phil Mulacek et. al.; Cause No. 05-040035920-CV; in the 284th District Court of Montgomery County, Texas. The plaintiffs claim to be members of a partnership that bought a modular oil refinery and subsequently, through a series of transactions, sold it to a subsidiary of the Company. Plaintiffs contend that the defendants, including the Company, breached their fiduciary duties to the plaintiffs as part of these transactions and also assert claims for knowing participation in a breach of a fiduciary duty, common law fraud, fraudulent inducement, statutory fraud, securities fraud, breach of contract, investor oppression and conspiracy. Plaintiffs are seeking actual damages of up to $118,068,759 and unspecified punitive damages, attorneys' fees, expenses and court costs, an accounting and access to books and records. The Company and other defendants are vigorously contesting the matter. Management does not believe the litigation will have a material adverse effect on the Company or its subsidiaries.

b) During 2008, certain disputes and litigation arose between us and Merrill Lynch, Pierce, Fenner and Smith Inc. and Merrill Lynch and Co ("Merrill Lynch") and companies affiliated to it relating to or arising from the LNG Project and PNG LNG Inc. On February 27, 2009, a settlement agreement was entered into whereby the parties settled and agreed to release all of their outstanding claims against each other and dismissed the litigation with prejudice. In addition, the parties granted mutual releases and entered into arrangements for the acquisition of Merrill Lynch's interests in the Joint Venture Company and in the LNG Project by its other existing shareholders, InterOil LNG Holdings Inc and Pacific LNG Operations Ltd.

In addition to the above, from time to time the Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company's favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Regulatory Actions

During the second half of the 2008 year, the Ontario Securities Commission (the "Commission") directed that the Company undertake a review of its option granting practices from January 1, 2001 and provide the Commission with certain specific information and documentation.

A Special Committee of InterOil, comprised solely of independent directors, recently completed the internal review of InterOil's historical option granting practices. The Special Committee concluded its review and found irregularities with respect to the administration of certain historical stock options grants, with the majority of these irregularities occurring prior to 2002 and well prior to the retention of those currently responsible for administration of stock options at InterOil. The Special Committee determined that these irregularities were not the result of any internal misconduct, but due to the failure to maintain adequate internal and accounting controls and some lack of understanding by those involved at the time. The Special Committee concluded that the total value of such errors is small and, relative to the InterOil's current operations, not material. No restatement of the Company's financial statements is required as a result of these determinations.

Based on the results of its investigation, the Special Committee provided a report to the Board of Directors and recommended to the Board of Directors that it adopt a number of remedial actions, which the Board, by vote, promptly accepted. Such remedial actions include: re-pricing the small number of existing options held by current employees, contractors, officers or directors where the options were granted below market price or prior to the commencement of employment; requesting that the current officer who has exercised options granted below market price refund InterOil the difference between the exercise price of such options and the proper market price as provided for under the relevant stock incentive plan; requiring the Compensation Committee provide written confirmation to the Board of Directors in respect of all future grants of options that such options were granted in accordance with the applicable stock incentive plan rules; adopting further specific, written procedures for the administrative tasks surrounding the granting of options; and adopting a specific option granting procedure for grants to new hires. These remedial actions have been or are being implemented by management. A report of the results of the review and containing the information and documentation requested was provided to the Commission at the end of February 2009. The Commission is currently reviewing the report.

Import Parity Price ('IPP') formula

The Company has also been negotiating with the Papua New Guinea government to revise the Import Parity Price ('IPP') formula which governs refined product sales in Papua New Guinea. Since the period beginning November 30, 2007, an interim arrangement has been in place with the PNG Government to apply a revised IPP formula for all sales from that date. This interim formula was adjusted in June 2008 based on ongoing discussions with the government with a view to finalizing a permanent replacement to the IPP formula as is required under our agreement

28. Subsequent events

Commodity derivative contracts

As at December 31, 2008, InterOil had $18.0 million of unrealized hedging gains carried forward in the balance sheet for unsettled hedge accounted transactions as at year end. Subsequent to year end, these unrealized hedges were terminated and the mark-to-market gains were realized. However, these gains will be released into the Statement of Operations as the anticipated transactions that these hedges were initially taken to cover will occur.

Merrill Lynch's PNG LNG Inc interest buyback

Subsequent to year ended December 31, 2008, on February 27, 2009, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd, acquired Merrill Lynch's interest in the Joint Venture Company. InterOil issued 652,931 common shares for its share of $11.25 million in relation to the settlement. The final number of shares is subject to a post closing balancing payment.

29. Reconciliation to generally accepted accounting principles in the United States

The audited consolidated financial statements of the Company for the year ended December 31, 2008, 2007, and 2006 have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which, in most respects, conforms to generally accepted accounting principles in the United States ("U.S. GAAP"). The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements. The significant differences between Canadian GAAP and U.S. GAAP as they relate to the Company are presented throughout this note. Additionally, where there is no significant conflict with Canadian GAAP requirements some of the additional U.S. GAAP disclosure requirements have been incorporated throughout the Canadian GAAP financial statements.

Consolidated Balance Sheets

	As at December 31, 2008 $		As at December 31, 2007 $		As at December 31, 2006 $	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets						
Current assets:						
Cash and cash equivalents (5)	48,970,572	44,051,224	43,861,762	40,152,026	31,681,435	31,681,435
Cash restricted (5)	25,994,258	25,933,184	22,002,302	21,916,736	29,301,940	29,301,940
Trade receivables	42,887,823	42,887,823	63,145,444	63,145,444	67,542,902	67,542,902
Commodity derivative contracts	31,335,050	31,335,050	-	-	1,759,575	1,759,575
Other assets (5)	167,885	125,119	146,992	120,460	2,954,946	2,954,946
Inventories	83,037,326	83,037,326	82,589,242	82,589,242	67,593,558	67,593,558
Prepaid expenses (5)	4,489,574	(50,145,093)	5,102,540	5,076,006	880,640	880,640
Total current assets	**236,882,488**	**177,224,633**	**216,848,282**	**212,999,914**	**201,714,996**	**201,714,996**
Cash restricted	290,782	290,782	382,058	382,058	3,217,284	3,217,284
Deferred financing costs (4)(6)	-	1,279,145	-	1,395,066	1,716,757	1,716,757
Investment in LNG Project (5)	-	6,610,480	-	5,848,612	-	-
Plant and equipment (1)(5)	223,585,559	210,803,013	232,852,222	219,117,006	242,642,077	231,175,281
Oil and gas properties (2)	128,013,959	127,653,411	84,865,127	84,865,127	54,524,347	54,524,347
Future income tax benefit	3,070,182	3,070,182	2,867,312	2,867,312	1,424,014	1,424,014
Total assets	**591,842,970**	**526,931,646**	**537,815,001**	**527,475,095**	**505,239,475**	**493,772,679**
Liabilities and shareholders' equity						
Current liabilities:						
Accounts payable and accrued liabilities (6)(5)	78,147,736	77,460,413	60,427,607	59,682,621	76,095,369	76,095,369
Commodity derivative contracts	-	-	1,960,300	1,960,289	-	-
Working capital facility	68,792,402	68,792,402	66,501,372	66,501,372	36,873,508	36,873,508
Deferred hedge gain (2)	-	-	-	-	1,385	-
Deferred liquefaction project liability	-	-	-	-	6,553,080	6,553,080
Current portion of secured loan	9,000,000	9,000,000	136,776,760	136,810,093	13,500,000	13,500,000
Current portion of indirect participation interest - PNGDV	540,002	540,002	1,080,004	1,080,004	730,534	730,534
Total current liabilities	**156,480,140**	**155,792,817**	**266,746,043**	**266,034,379**	**133,753,876**	**133,752,491**
Accrued financing costs	-	-	-	-	1,087,500	1,087,500
Secured loan (6)	52,365,333	(1,134,667)	61,141,389	62,500,000	184,166,433	184,166,433
8% subordinated debenture liability (4)	65,040,067	69,710,182	-	-	-	-
Preference share liability (3)	-	-	7,797,312	-	-	-
Deferred gain on contributions to LNG project (5)	17,497,110	-	9,096,537	-	-	-
Indirect participation interest (2)	72,476,668	88,211,120	96,086,369	115,926,369	96,861,259	116,861,259
Indirect participation interest - PNGDV	844,490	844,490	844,490	844,490	1,190,633	1,190,633
Total liabilities	**364,703,808**	**313,423,942**	**441,712,140**	**445,305,238**	**417,059,701**	**437,058,316**
Non-controlling interest (8)	**5,235**	**5,427**	**4,292**	**4,388**	**5,759,206**	**5,416,831**
Preference shares (3)	-	-	-	**14,250,000**	-	-
Shareholders' equity:						
Share capital	373,904,356	373,514,356	259,324,133	259,324,133	233,889,366	233,889,366
Preference shares (3)	-	-	6,842,688	-	-	-
8% subordinated debentures (4)	10,837,394	-	-	-	-	-
Contributed surplus (4)	15,621,767	24,422,662	10,337,548	10,337,548	4,377,426	4,377,426
Warrants	2,119,034	2,119,034	2,119,034	2,119,034	2,137,852	2,137,852
Accumulated Other Comprehensive Income	27,698,306	27,698,306	6,025,019	6,025,019	1,492,869	1,494,258
Conversion options (2)	17,140,000	-	19,840,000	-	20,000,000	-
Accumulated deficit	(220,186,930)	(214,252,081)	(208,389,853)	(209,890,265)	(179,476,945)	(190,601,370)
Total shareholders' equity	**227,133,927**	**213,502,277**	**96,098,569**	**67,915,469**	**82,420,568**	**51,297,532**
Total liabilities and shareholders' equity	**591,842,970**	**526,931,646**	**537,815,001**	**527,475,095**	**505,239,475**	**493,772,679**

Consolidated statements of operations

The following table presents the consolidated statements of operations under U.S. GAAP compared to Canadian GAAP:

	Year ended December 31, 2008 $		Year ended December 31, 2007 $		Year ended December 31, 2006 $	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Revenue						
Sales and operating revenues	915,578,709	915,578,709	625,526,068	625,526,068	511,087,934	511,189,438
Interest income	931,785	-	2,180,285	-	3,223,995	-
Other income	3,216,445	-	2,666,890	-	3,747,603	-
	919,726,939	**915,578,709**	**630,373,243**	**625,526,068**	**518,059,532**	**511,189,438**
Expenses						
Cost of sales and operating expenses (excluding depreciation shown below)	888,623,109	888,623,109	573,609,441	573,609,441	499,494,540	499,584,532
Administrative and general expenses (5)	31,227,627	28,354,064	31,998,655	30,881,433	23,288,330	23,322,286
Derivative (gain)/loss	(24,038,550)	(24,038,550)	7,271,693	7,271,693	(2,559,712)	(2,559,712)
Legal and professional fees (5)	11,523,045	7,692,045	6,532,646	4,471,684	3,937,517	3,937,517
Exploration costs, excluding exploration impairment	995,532	995,532	13,305,437	13,305,437	6,176,866	6,176,866
Exploration impairment	107,788	107,788	1,242,606	1,242,606	1,647,185	1,647,185
Short term borrowing costs	6,514,060	6,514,060	13,212,112	13,212,112	8,478,540	8,478,540
Long term borrowing costs (3) (4)	17,459,186	19,529,798	9,536,162	9,061,915	11,856,872	11,856,872
Depreciation and amortization (1) (5)	14,142,546	13,594,481	13,024,258	12,529,892	12,352,672	11,591,513
Loss on amendment of indirect participation interest - PNGDV	-	-	-	-	1,851,421	1,851,421
Gain on LNG shareholder agreement	-	-	(6,553,080)	(6,553,080)	-	-
Gain on equity accounted investment (5)	-	(1,047,795)	-	(5,561,684)	-	-
Gain on sale of oil and gas properties (2)	(11,235,084)	(12,280,084)	-	-	-	-
Foreign exchange loss/(gain) (5)	(3,878,150)	(4,437,943)	(5,078,338)	(5,099,651)	(4,744,810)	(4,744,810)
Non-controlling interest (6)	943	1,040	(22,333)	(22,236)	(263,959)	(265,865)
Interest income (5)	-	(841,028)	-	(2,146,183)	-	(3,223,995)
Other income	-	(3,216,445)	-	(2,666,890)	-	(3,747,603)
	931,442,052	**919,550,072**	**658,079,259**	**643,536,489**	**561,515,462**	**553,904,747**
Loss before income taxes	**(11,715,113)**	**(3,971,363)**	**(27,706,016)**	**(18,010,421)**	**(43,455,930)**	**(42,715,309)**
Income tax expense (5) (7)	**(81,964)**	**28,073**	**(1,206,892)**	**(1,194,227)**	**(2,342,873)**	**(2,342,873)**
Net loss	**(11,797,077)**	**(3,943,290)**	**(28,912,908)**	**(19,204,648)**	**(45,798,803)**	**(45,058,182)**

(*) Comparative results for the year ended December 31, 2007 have been adjusted to rectify for misclassification of the following items in the U.S. GAAP Consolidated statement of operations as per the December 31, 2007 consolidated financial statements:

December 31, 2007 (as per U.S. GAAP reconciliation)	Original	Revised	Adjustments
Expenses			
Legal and professional fees	6,038,280	4,471,684	1,566,596
Short term borrowing costs	11,151,150	13,212,112	(2,060,962)
Long term borrowing costs	9,536,162	9,061,915	474,247
Depreciation and amortization	12,550,011	12,529,892	20,119
Net impact to the U.S. GAAP Statement of Operations			-

Reconciliation of Canadian GAAP net income/(loss) to U.S. GAAP net income/(loss)

	Year ended		
	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Net loss as shown in the Canadian GAAP financial statements	**(11,797,077)**	**(28,912,908)**	**(45,798,803)**
Description of items having the effect of increasing reported income			
Decrease in depreciation and amortization due to difference in date of commencement of operations of refinery [(1)]	478,923	478,935	761,159
Decrease in non-controlling interest expense [(8)]	(96)	(96)	1,907
Increase in reporting income due to reversal of proportionate consolidation of LNG Project and e quity accounting the investment [(5)]	8,400,571	9,097,535	-
Increase in sales from ineffective portion of hedges	-	-	101,504
Decrease in long term borrowing costs relating to financing costs on preference shares expensed	-	390,000	-
Decrease in long term borrowing costs relating to dividends paid to preference share holders expensed under Canadian GAAP [(3)]	418,526	84,247	-
Decrease in long term borrowing costs relating to reduced accretion expense on increased 8% subordinated debentures liability [(4)]	291,137	-	-
Increase in gain on sale of oil and gas properties arising from conveyance accounting due to the initial IPI proceeds not being bifurcated under U.S. GAAP [(2)]	1,045,000	-	-
Description of items having the effect of decreasing reported income			
Increase in long term borrowing costs relating to immediate expense of portion of placement fees and accretion of BCF on conversion of 8% subordinated debentures [(4)]	(2,780,274)	-	-
Reduced gain on sale of minority interest under U.S. GAAP	-	(342,361)	-
Increase in cost of sales from ineffective portion of hedges	-	-	(89,993)
Increase in administrative and general expenses from ineffective portion of hedges	-	-	(33,956)
Net loss according to U.S. GAAP	**(3,943,290)**	**(19,204,648)**	**(45,058,182)**

Statements of comprehensive income/(loss), net of tax

	Year ended		
	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Net loss in accordance with U.S. GAAP, net of tax	(3,943,290)	(19,204,648)	(45,058,182)
Foreign currency translation reserve, net of tax	3,660,787	4,532,150	1,015,426
Deferred hedge gain, net of tax	18,012,500	(1,389)	(993,153)
Total other comprehensive income, net of tax	**21,673,287**	**4,530,761**	**22,273**
Comprehensive income/(loss), net of tax	**17,729,997**	**(14,673,887)**	**(45,035,909)**

Consolidated Statements of Shareholders' Equity

	Year ended December 31, 2008 $		Year ended December 31, 2007 $		Year ended December 31, 2006 $	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Share capital						
At beginning of period	259,324,133	259,324,133	233,889,366	233,889,366	223,934,500	223,934,500
Issue of capital stock	114,580,223	114,190,223	25,434,767	25,434,767	9,954,866	9,954,866
At end of period	373,904,356	373,514,356	259,324,133	259,324,133	233,889,366	233,889,366
Preference Shares						
At beginning of period	6,842,688	-	-	-	-	-
Issue of preference shares	-	-	6,842,688	-	-	-
Converted to common shares	(6,842,688)	-	-	-	-	-
At end of period	-	-	6,842,688	-	-	-
8% subordinated debentures						
At beginning of period	-	-	-	-	-	-
Issue of debentures	13,036,434	-	-	-	-	-
Conversion to common shares	(2,199,040)	-	-	-	-	-
At end of period	10,837,394	-	-	-	-	-
Contributed surplus						
At beginning of period	10,337,548	10,337,548	4,377,426	4,377,426	2,933,586	2,933,586
Options exercised transferred to share capital	(456,867)	(456,867)	(102,840)	(102,840)	(532,232)	(532,232)
Stock compensation expense	5,741,086	5,741,086	6,062,962	6,062,962	1,976,072	1,976,072
8% Debenture issue BCF (note 4)	-	8,800,895	-	-	-	-
At end of period	15,621,767	24,422,662	10,337,548	10,337,548	4,377,426	4,377,426
Warrants						
At beginning of period	2,119,034	2,119,034	2,137,852	2,137,852	2,137,852	2,137,852
Movement for period	-	-	(18,818)	(18,818)	-	-
At end of period	2,119,034	2,119,034	2,119,034	2,119,034	2,137,852	2,137,852
Accumulated Other Comprehensive Income						
At beginning of period	6,025,019	6,025,019	1,492,869	1,494,258	477,443	1,471,985
Deferred hedge gain recognised on transition	-	-	1,385	-		-
Deferred hedge (loss)/gain movement for period, net of tax	18,012,500	18,012,500	(1,385)	(1,389)	-	(993,153)
Foreign currency translation adjustment movement for period, net of tax	3,660,787	3,660,787	4,532,150	4,532,150	1,015,426	1,015,426
At end of period	27,698,306	27,698,306	6,025,019	6,025,019	1,492,869	1,494,258
Conversion options						
At beginning of period	19,840,000	-	20,000,000	-	20,000,000	-
Movement for period	(2,700,000)	-	(160,000)	-	-	-
At end of period	17,140,000	-	19,840,000	-	20,000,000	-
Accumulated deficit						
At beginning of period	(208,389,853)	(209,890,265)	(179,476,945)	(190,601,370)	(133,678,142)	(145,543,188)
Net loss for period	(11,797,077)	(3,943,290)	(28,912,908)	(19,204,648)	(45,798,803)	(45,058,182)
Deduct:						
Preference Share Dividends	-	(418,526)	-	(84,247)	-	-
At end of period	(220,186,930)	(214,252,081)	(208,389,853)	(209,890,265)	(179,476,945)	(190,601,370)
Shareholders' equity at end of period	**227,133,927**	**213,502,277**	**96,098,569**	**67,915,469**	**82,420,568**	**51,297,532**

Reconciliation of Canadian GAAP Statement of cash flows to U.S. GAAP:

	Year ended		
	December 31, 2008 $	December 31, 2007 $ (restated) *	December 31, 2006 $
Cash flows provided by (used in):			
Operating activities - Canadian GAAP (as per consolidated cash flows)	15,586,156	(31,619,907)	2,187,462
Reconciling items:			
Reclass exploration costs expensed including exploration impairment as investing activity for US GAAP	(1,103,320)	(14,548,043)	(7,824,051)
Being LNG project related operating cash flows reversed for US GAAP cash flow statement	8,666,724	2,892,220	-
Operating activities - U.S. GAAP	**23,149,560**	**(43,275,730)**	**(5,636,589)**
Investing activities - Canadian GAAP (as per consolidated cash flows)	(47,390,685)	(34,369,871)	(97,071,319)
Reconciling items:			
Reclass exploration costs expensed including exploration impairment as investing activity for US GAAP	1,103,320	14,548,043	7,824,051
Being reversal of LNG Project expenditure for US GAAP cash flows	(404,594)	2,762,786	-
Being reversal of movement in restricted cash held relating to LNG Project for US GAAP cash flows	(24,492)	85,566	-
Investing activities - U.S. GAAP	**(46,716,451)**	**(16,973,476)**	**(89,247,268)**
Financing activities - Canadian GAAP (as per consolidated cash flows)	36,913,339	78,170,105	66,963,485
Reconciling items:			
Being reversal of PNG LNG cash calls from unrelated joint venture partners proportionately consolidated in Canadian GAAP cash flow statement	(9,447,250)	(9,450,308)	-
Financing activities - U.S. GAAP	**27,466,089**	**68,719,797**	**66,963,485**
(Decrease)/increase in cash and cash equivalents	**3,899,198**	**8,470,591**	**(27,920,372)**
Cash and cash equivalents, beginning of period (U.S.GAAP)	40,152,026	31,681,435	59,601,807
Cash and cash equivalents, end of period (U.S. GAAP)	**44,051,224**	**40,152,026**	**31,681,435**

Under Canadian GAAP, InterOil's share in the LNG Joint venture project is proportionately consolidated and InterOil's share of the JV cash flows will be taken up in InterOil consolidated cash flow statement. The cash flows would be classified between operating, investing and financing as per the nature of the transaction. Under U.S. GAAP, when an investment in an entity is accounted for by use of the equity method, an investor restricts its reporting in the cash flow statement to the cash flows between itself and the investee, for example, to dividends and advances. The above cash and cash equivalents is different to the Canadian cash and cash equivalents balance due to the proportionate take up of the cash balance under Canadian GAAP, but equity accounting of the LNG investment in U.S. GAAP (refer (5) below).

(*) Comparative results for the year ended December 31, 2007 have been adjusted to correctly reflect the reconciling items related to the LNG Project. For details of adjustments made to the Reconciliation of Canadian GAAP Statement of cash flows to U.S. GAAP as per the December 31, 2007 consolidated financial statements, refer to the following table:

	Operating activities $	Investing activities $	Financing activities $	Total $
Cash flows provided by/(used in) - (as per original U.S. GAAP reconciliation)	(57,062,320)	(12,637,194)	78,170,105	8,470,591
Adjustments:				
Transfer of reversal of PNG LNG cash call proportionately consolidated in cash flow statement reconciling item from Investing activities to Financing activities (at amount originally disclosed in reconciliation)	-	(65,072)	65,072	-
Adjust reversal of PNG LNG cash call proportionately consolidated in cash flow statement reconciling item to correct amount	9,515,380	-	(9,515,380)	-
Add reversal of movement in non-cash working capital relating to LNG Project (increase in accounts payable and accrued liabilities)	7,119,562	(7,119,562)	-	-
Add reconciling item for reversal of expenditure on plant and equipment relating to LNG Project	(2,762,786)	2,762,786	-	-
Add reconciling item for reversal of movement in restricted cash held relating to LNG Project	(85,566)	85,566	-	-
Cash flows provided by/(used in) - (as per adjusted U.S. GAAP reconciliation)	**(43,275,730)**	**(16,973,476)**	**68,719,797**	**8,470,591**

Per share amounts

Basic per share amounts are computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the reporting period. Diluted per share amounts reflects the potential dilution that could occur if options or contracts to issue shares were exercised or converted into shares.

For the calculation of diluted per share amounts, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury method. No potential shares in options on issue were dilutive for the years ended December 31, 2008, 2007 and 2006.

Weighted average number of shares on which earnings per share calculations are based in accordance with U.S. GAAP	Year ended		
	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Basic	33,632,390	29,998,133	29,602,360
Effect of dilutive options	-	-	-
Diluted	33,632,390	29,998,133	29,602,360
Net income/(loss) per share in accordance with U.S. GAAP			
Basic	(0.12)	(0.64)	(1.52)
Diluted	(0.12)	(0.64)	(1.52)

(1) Operations

The Company determined that refinery operations commenced under U.S. GAAP at December 1, 2004, which is the date management assessed that construction of the refinery was substantially complete and ready for its intended use. The Company ceased capitalization of certain costs to the refinery project at this date and recognized one month's results from sales, related costs of sales and operating expenses and administrative and general expenses in the statement of operations for the year ended December 31, 2004.

As disclosed in note 2(s) in the consolidated financial statements, operations commenced on January 1, 2005 under Canadian GAAP. Therefore, the Company continued to capitalize December 2004's results to the refinery project. Due to the difference in the cost basis of the refinery, the depreciation expense recorded under U.S. GAAP differs from that recorded under Canadian GAAP.

The useful life for the refinery under U.S. GAAP is the same as that disclosed under Canadian GAAP.

(2) Indirect participation interest

As disclosed in note 19 in the consolidated financial statements, the Company entered into an indirect participation interest agreement in exchange for proceeds of $125,000,000. Under Canadian GAAP, this amount was apportioned between non financial liabilities and equity. Under U.S. GAAP, the Company has not bifurcated the amount between liability and equity as the Company has opted to utilize the scope exception under SFAS 133 Para 10(f) for 'derivatives that serve as impediments to sales accounting'.

As explained in note 19, during the year ended December 31, 2008, two of the investors' with a combined 5.225% interest in the eight well drilling program waived their right to convert their IPI percentage into 696,667 common shares. These waivers have resulted in conveyance being triggered on this portion of the IPI agreement for the year ended December 31, 2008. As the initial IPI proceeds were not bifurcated under U.S. GAAP, the total conveyance proceeds available for the conveyed interest is $11,938,979 (higher by $1,405,548 from the CGAAP balance), the amounts offset against oil and gas properties is $6,158,895 (higher by $360,548 from CGAAP balance), and the gain recognised in the statement of operations is $5,780,084 (higher by $1,045,000 from CGAAP balance).

(3) Preference shares

As disclosed in Note 22 in the consolidated financial statements, 517,777 preference shares were issued to an investor in November 2007 for $15,000,000.

Under Canadian GAAP, the preference shares were assessed based on the rights attached to those shares and Management valued the equity and liability component of the instrument using the residual value basis.

As the Preference share agreement has contractual redemption provisions under 'Fundamental change' section mainly relating to listing requirements, shareholding etc, under U.S. GAAP, the preference shares needs to be classified under temporary equity classification in accordance with ASR 268. Transaction costs amounting to $750,000 have been deducted from the total proceeds of $15,000,000. Under Canadian GAAP the transaction costs attributable to the liability component was expensed.

In addition to the above, the 5% dividend paid for the twelve month period amounting to $418,526 has been included within long term borrowing costs within Canadian GAAP, but has been treated as a reduction to retained earnings under U.S. GAAP.

During the year ended December 31, 2008 the entire preference shares issued of 517,777 shares were converted into common shares.

(4) 8% subordinated debentures

As disclosed in Note 23 in the consolidated financial statements, on May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years. Under Canadian GAAP, these debentures were assessed based on the rights attached to the instrument and Management valued the equity and liability component of the instrument using the residual value basis.

Under U.S. GAAP, Management assessed the debentures following the guidance under FAS 133 to decide whether the embedded conversion option needs to be bifurcated and disclosed separately. The embedded conversion option did not satisfy the condition of embedded derivatives that requires separation due to the scope exception under FAS 133 Para 11(a) as the option is indexed to the Company's own stock and would have been classified in Shareholder's equity if it had been separated.

As FAS 133 bifurcation is not applicable, the provisions of EITF 00-27 requires that the instrument be assessed for any 'Beneficial Conversion Features ('BCF')' included in the instrument, which should be separated using the intrinsic value method as noted in EITF 98-5. Based on the guidance, the BCF has been valued at $8,821,320 which will be separate and classified separately under equity as Contributed Surplus. After separation, the liability component would be accreted over the life of the debentures, being 5 years until May 2013. If the conversion occurs prior to the stated redemption date, the entire unamortized value related to the converted portion would be immediately recognized in the Statement of operations as an ordinary interest expense.

The accretion expense of the liability component for the period ending December 31, 2008 was $1,569,709 (accretion expense under US GAAP is less due to the higher liability component of the instrument).

In addition to the above, deferred financing costs are offset against the respective liabilities under Canadian GAAP; however, the same is disclosed as a separate item on the face of the balance sheet under US GAAP. As at December 31, 2008, there was $144,478 of deferred finance costs which were not amortized in relation to the 8% convertible debentures.

During the year ended December 31, 2008, debenture holders exercised their conversion rights for $16,025,000 resulting in issue of 641,000 common shares of the Company. As at December 31, 2008, of the 3,800,000 convertible debentures issued, 3,159,000 (December 2007 – nil), were outstanding.

Under U.S. GAAP, a portion of the placement fees and BCF accretion are expensed immediately on conversion. The additional financing expense recognized under U.S. GAAP due to the conversion of the debentures during the year ended December 31, 2008 was $2,780,274.

(5) Investment in LNG Project/Deferred gain on contributions to LNG Project

As disclosed in Note 14 in the consolidated financial statements, a Shareholders Agreement was signed on July 30, 2007 which converted PNG LNG Inc. and its subsidiaries into a joint venture project from being a subsidiary of InterOil. Under Canadian GAAP, joint ventures are proportionately consolidated into the Company's consolidated financials based on the shareholding in the joint venture.

Applying the guidance under APB 18, a corporate joint venture has to be equity accounted under U.S. GAAP. InterOil has also followed the guidance under SAB Topic 5H wherein a gain on contributions to the joint venture is not recognised, however, a gain is recognised as a result of a change in economic interest.

InterOil will account for the joint venture using equity accounted method. In addition to the gain or loss recognised as part of the operations, InterOil will also recognise any difference between the Investment carried in its balance sheet and the underlying equity in net assets of the joint venture in the statement of operations and the investment balance will increase/decrease in line with this difference.

The adjustments to reflect the reversal of proportionately consolidated balances and take-up of equity accounted balances have been summarised below. Given below is the Midstream – liquefaction consolidated balance sheet and statement of operations under Canadian GAAP and U.S. GAAP. The statement of operations incorporates results for the year ended December 31, 2008. PNG LNG Inc. was a subsidiary of InterOil until the date of the Shareholder's Agreement and has been proportionately consolidated subsequent to that date.

Midstream - liquefaction Consolidated Balance Sheet	Canadian GAAP	GAAP Adjustments	US GAAP
Cash and cash equivalents	4,919,448	(4,919,348)	100
Cash restricted	61,074	(61,074)	-
Other assets	21,710	(21,710)	-
Prepaid expenses	-	-	-
Current assets	**5,002,232**	**(5,002,132)**	**100**
Investment in PNG LNG Inc.	-	6,610,480	6,610,480
Plant and equipment	2,273,619	(2,273,619)	-
Total assets	**7,275,851**	**(665,271)**	**6,610,580**
Accounts payable and accrued liabilities	687,327	(687,327)	-
Intercompany payables	3,498,042	21,056	3,519,098
Current liabilities	**4,185,369**	**(666,271)**	**3,519,098**
Deferred gain on contributions to LNG project	17,497,110	(17,497,110)	-
Total non-current liabilities	**17,497,110**	**(17,497,110)**	-
Share capital	1	-	1
Accumulated deficit	(14,406,629)	17,498,110	3,091,481
Shareholders' Equity	**(14,406,628)**	**17,498,110**	**3,091,482**
Total liabilities and Shareholders' equity	**7,275,851**	**(665,271)**	**6,610,580**

Midstream - liquefaction ConsolidatedStatement of Operation	Canadian GAAP	GAAP Adjustments	US GAAP
Interest income	90,757	(90,757)	-
Total revenues	**90,757**	**(90,757)**	-
Office and Administrative expenses	3,213,034	(2,873,563)	339,471
Depreciation	69,142	(69,142)	-
Professional fees	3,809,329	(3,831,000)	(21,671)
Borrowing costs	240,782	-	240,782
Exchange (Gain) loss	559,793	(559,793)	-
Loss on proportionate consolidation of PNG LNG Inc	-	-	-
Gain on equity accounted investment	-	(1,047,795)	(1,047,795)
Income taxes	110,037	(110,037)	-
Total expenses	**8,002,117**	**(8,491,330)**	**(489,213)**
Net gain/(loss)	**(7,911,360)**	**8,400,573**	**489,213**

[6] Deferred Financing costs

Deferred financial costs are offset against the respective liabilities under Canadian GAAP; however, the same is disclosed as a separate item on the face of the balance sheet under US GAAP in accordance with guidance under APB 21.

[7] Income tax effect of adjustments

The income tax effect of U.S. GAAP adjustments was a reduction to the future tax asset of $2,671,594 (year ended December 31, 2007 - $3,403,154) for the year ended December 31, 2008 due to a decrease in the loss carry-forwards. A corresponding decrease in the valuation allowance was recorded.

[8] Non controlling interest

The non-controlling interest movements are the result of the U.S. GAAP adjustments relating to the midstream operations described in point 1 above.

Fair value measurements

In September 2006, the FASB issued FAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007 and all interim periods within those fiscal years. The Company has complied with the disclosure requirements under this standard for the year ended December 31, 2008.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS 159 which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. This standard does not have any material impact on the financial statements of the Company.

Business combinations

In December 2007, the FASB issued FAS 141 (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This will have no impact unless the Company undertakes a business combination subsequent to adoption of this standard.

Non-controlling interests in consolidated financial statements

In December 2007, the FASB issued FAS 160. The objective of this statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. Previously, net income attributable to the noncontrolling interest generally was reported as an expense or other deduction in arriving at consolidated net income. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This will have no impact unless the Company undertakes a business combination involving a non-controlling interest subsequent to adoption of this standard.

Disclosures about derivative instruments and hedging activities

In March 2008, the FASB issued FAS 161. This statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure better conveys the purpose of derivative use in terms of the risk that the entity is intending to manage. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format should provide a more complete picture of the location in an entity's financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Disclosing information about credit-risk-related contingent features should provide information on the potential effect on an entity's liquidity from using derivatives. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect that the application of FAS 161 will have a material impact on the financial statements.

Hierarchy of generally accepted accounting principles

In May 2008, the FASB issued FAS 162. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements by nongovernmental entities that are presented in accordance with the US GAAP. This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The SEC approved the amendments on September 16, 2008. The Company does not expect that the application of FAS 161 will have a material impact on the financial statements.

Accounting for financial guarantee insurance contracts

In May 2008, the FASB issued FAS 163 which clarifies how FAS 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. The statement requires recognition of a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. The statement also required expanded disclosures about financial guarantee insurance contracts. This statement is effective for years beginning after December 15, 2008 and interim periods within those years, except for certain disclosure requirements which are effective for the first period (including interim periods) beginning after May 23, 2008. The Company does not expect that the application of FAS 163 will have any impact on the financial statements.

Glossary of terms

"**API**" means the American Petroleum Institute.

"**Barrel, Bbl**" (petroleum) Unit volume measurement used for petroleum and its products.

"**BNP Paribas**" BNP Paribas Capital (Singapore) Limited.

"**BP**" BP Singapore Pte Limited.

"**COGE Handbook**" refers to the Canadian Oil and Gas Evaluation Handbook.

"**Condensate**" A component of natural gas which is a liquid at surface conditions.

"**Crack spread**" The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.

"**Crude Oil**" A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulfur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

"**Debentures**" means the 8% subordinated convertible debentures of InterOil due May 9, 2013.

"**EBITDA**" EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is a non-GAAP measure used to analyze operating performance. See "Non-GAAP Measures and Reconciliation".

"**Farm out**" A contractual agreement with an owner who holds a working interest in an oil and gas lease to assign all or part of that interest to another party in exchange for the other party's fulfillment of contractually specified conditions. Farm out agreements often stipulate that a party must drill a well to a certain depth, at a specified location, within a certain time frame; furthermore, typically, the well must be completed as a commercial producer to earn an assignment of the working interest. The assignor of the interest usually reserves a specified overriding royalty interest, with the option to convert the overriding royalty interest to a specified working interest upon payout of drilling and production expenses

"**FEED**" Front end engineering and design.

"**Feedstock**" Raw material used in a processing plant.

"**FID**" Final investment decision.

"**GAAP**" Generally accepted accounting principles.

"**Gas**" A mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulfur or other non-hydrocarbon compounds.

"**Gross reserves**" refers to InterOil's working interest reserves before the deduction of royalties and before including any royalty interests.

"**Gross wells**" refers to the total number of wells in which we have an interest.

"**ICCC**" Independent Consumer and Competition Commission in Papua New Guinea.

"**IPI holders**" means investors holding IPWI interests in certain exploration wells required to be drilled pursuant to the Amended and Restated Indirect Participation Interest Agreement dated February 25, 2005.

"**IPF**" InterOil power fuel. InterOil's marketing name for low sulfur waxy residue oil or LSWR.

"**IPP**" Import parity price. For each refined product produced and sold locally in Papua New Guinea, IPP calculated under agreement with the State by adding the costs that would typically be incurred to import such product to an average posted price for such product in Singapore as reported by Platts. The costs added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.

"**IPWI**" Indirect participation working interest.

"**Joint Venture Company**" or "**PNG LNG**" means PNG LNG, Inc., a joint venture company established in 2007 by InterOil LNG Holdings Inc., an affiliate of InterOil, MLPLC, an affiliate of Merrill Lynch, and PacLNG to construct the proposed LNG plant.

"**LNG**" Liquefied natural gas. Natural gas converted to a liquid state by pressure and severe cooling, then returned to a gaseous state to be used as fuel. LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.

"**LPG**" Liquefied petroleum gas, typically ethane, propane, butane and isobutane. Usually produced at refineries or natural gas processing plants, including plants that fractionate raw natural gas plant liquids. LPG can also occur naturally as a condensate.

"**LSWR**" Low sulfur waxy residual fuel oil.

"**Mark-to-market**" refers to the accounting standards of assigning a value to a position held in a financial instrument based on the current fair market price for the instrument or similar instruments.

"**MLPLC**" Merrill Lynch PNG LNG Corp., a company organized under the laws of the Cayman Islands and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Inc. and Merrill Lynch & Co.

"**Naphtha**" That portion of the distillate obtained from the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene, has a specific gravity of about 0.7, and is used as a solvent for varnishes, illuminant, and other similar products.

"**Natural gas**" A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth's surface, often in association with petroleum. The principal constituent is methane.

"**Net wells**" refers to the aggregate of the numbers obtained by multiplying each gross well by our percentage working interest in that well.

"**NI 51-101**" refers to National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities.

"**NI 52-110**" National Instrument 52-110 - Audit Committee adopted by the Canadian Securities Administrators.

"**OPIC**" Overseas Private Investment Corporation.

"**Pac LNG**" Pacific LNG Operations Ltd., a company incorporated in the Bahamas and affiliated with Clarion Finanz A.G.

"**Petromin**" Petromin PNG Holdings Limited, a company incorporated in Papua New Guinea and mandated by the State to invest in resource projects on its behalf.

"**PGK**" Currency of Papua New Guinea.

"**PDL**" Petroleum Development License. The right given by the State to develop a field in readiness for commercial production.

"**PNGDV**" PNG Drilling Ventures Limited, an entity with which we entered into an indirect participation agreement in May 2003. (See "Description of our Business – Upstream Exploration and Production – Indirect Participation Interest Agreements").

"**PPL**" Petroleum Prospecting License. The tenement given by the State to explore for oil and gas.

"**PRL**" Petroleum Retention License. The tenement given by the Independent State of Papua New Guinea to allow the license holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.

"**Royalties**" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula.

"**Shut-in**" refers to wells that are capable of producing natural gas which are not producing due to lack of available transportation facilities, available markets or other reasons.

"**State**" means the Independent State of Papua New Guinea.

"**Sweet/sour crude**" Definitions which describe the degree of a given crude's sulfur content. Sour crudes are high in sulfur, sweet crudes are low.

"**Working interest**" means the percentage of undivided interest held by InterOil in an oil and natural gas property.

Conversion

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.317
cubic metres	cubic feet	35.315
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

Corporate Directory

Directors

Phil E. Mulacek [4]
Christian M. Vinson [5]
Gaylen J. Byker [1,2,3,6]
Roger N. Grundy [6]
Roger F. Lewis [1,2,3]
Edward N. Speal [1,2,3]

(1) Member of Audit Committee
(2) Member of Nominating and Corporate Governance Committee
(3) Member of Compensation Committee
(4) Chairman and Director
(5) Executive Vice President
(6) Messrs Grundy and Speal and Dr Byker are also members of the Board's Reserves Committee established in June 2008.

Executive Officers

Phil E. Mulacek – Chairman and Chief Executive Officer
Christian M. Vinson – Vice President of Corporate Development and Government Affairs, Director
William J. Jasper III – President & Chief Operating Officer
Collin F. Visaggio – Chief Financial Officer
Mark Laurie – General Counsel and Corporate Secretary

Stock Exchanges

United States
NYSE Euronext
11 Wall Street
New York, NY 10005
www.nyse.com
Trading symbol: IOC

Papua New Guinea
Port Moresby Stock Exchange Limited
Defens Haus, 4th Floor
Port Moresby NCD Papua New Guinea
Telephone 675 320 1980
www.pomsox.com.pg
Trading symbol: IOC

Legal

Canada
Bennett Jones LLP
45 Bankers Hall East
855 2nd Street SW
Calgary, Alberta T2P 4K7
Telephone (403) 298-3100

Australia and Papua New Guinea
Gadens Lawyers
77 Castlereagh Street
Sydney NSW 2000 Australia
Telephone 61 2 9931 4999

United States
Haynes and Boone, LLP
Attorneys and Counselors
901 Main Street, Suite 3100
Dallas, Texas 75202-3789
Telephone 1 214 651 5000

Bankers

Canada
Canadian Imperial Bank of Commerce
Commerce Court
Toronto ON M5L 1A2 Canada
Telephone 1 416 980 2211

United States
Wells Fargo Bank TX N.A.
1500 Broadway
Lubbock TX 79401 USA
Telephone 1 806 767 7418

Papua New Guinea
Australian and New Zealand Bank
Defens Haus, 3rd Floor
Port Moresby NCD Papua New Guinea
Telephone 675 322 3333

Auditors

Pricewaterhouse Coopers
2 Southbank Boulevard
Southbank, VIC 3006
DX 77 Melbourne, Australia
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Transfer Agent & Share Registrars

Main Agent
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2YI
Tel: 1-800-564-6253 (toll free North America)
Fax: 1-800-249-7775 (toll free North America)
E-mail: service@computershare.com

Co-Transfer Agent (USA)
Computershare Trust Company N.A.
350 Indiana Street
Golden, Colorado 80401
U.S.A.
Tel: 1-800-962-4284 (toll free North America)
International: 1-514-982-7555

PNG Registrars Limited (Papua New Guinea)
PO Box 1265,
Port Moresby NCD,
Papua New Guinea,
Tel (675) 321 6377,
Fax (675) 321 6379
E-mail: ssimon@online.net.pg.

Operational Office Locations

Cairns
Level 1, 60-92 Cook Street
Portsmith, QLD 4870, Australia
Telephone 61 7 4046 4600
Facsimile 61 7 4031 4565

Houston
25025 I-45 North, Suite 420
The Woodlands TX 77380 USA
Telephone 1 281 292 1800
Facsimile 1 281 292 0888

Port Moresby
Defens Haus, 6th Floor
Corner Champion Parade and Hunter Street
Port Moresby NCD Papua New Guinea
Telephone 675 303 5100
Facsimile 675 303 5188

Registered Office Location

Canada
c/- Lackowicz, Shier & Hoffman
Suite 300,
204 Black Street
Whitehouse, Yukon
Y1A 2M9
Telephone +1 867 668 5252

Web

www.interoil.com

Investor Relations

Wayne W. Andrews
V.P. Capital Markets
Wayne.Andrews@interoil.com
Telephone +1 281 292 1800

Anesti Dermedgoglou
V.P. Investor & Public Relations
investor.relations@interoil.com
Telephone 61 7 4046 4600